Exhibit 99.2

Separate Financial Statements

at December 31, 2024 presented in comparative form

Index

Glossary
Memory
Corporate Governance Code Report
Separate Financial Statements
Separate Statements of Comprehensive Income
Separate Statements of Financial Position
Separate Statements of Changes in Equity
Separate Statements of Cash Flows
Notes to the Separate Financial Statements
Audit Report issued by the Independent Auditors
Report of the Supervisory Commission

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
APEX	Acronym for Airport Excellence Program
ARCA	Revenue and Customs Control Agency
ANSES	National Social Security Administration
ASQ	Acronym for Airport Service Quality
ASSUPA	Association of Patagonian Superficials
BCRA	Acronym for Central Bank of Argentine Republic
BAN	Bank of Argentine Nation
OG	Official Gazette
CAAP	Corporación América Airports S.A.
CAPEX	Acronym for capital expenditures
IFRIC	Committee on Interpretations of International Financial Reporting Standards
NSC	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
DGR	General Directorate of Revenue
EBITDA	Acronym for earnings before interest, tax, depreciation and amortization
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
GPTW	Acronym for Great Place to Work
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
CPI	Consumer Price Index (General Level)
Kg	Kilograms
LSSRP	Law of Social Solidarity and Productive Reactivation
MLC	Acronym for Free Exchange Market
NIF	International Accounting Standards
IFRS	International Financial Reporting Standards
OACI	International Civil Aviation Organization
NO	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PFIE	Financial Projection of Income and Expenses
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SENASA	Acronym for National Service for Agri-Food Health and Quality
NAS	National Airport System
Tn	Tons
NAR	Nominal annual interest rate
OT	Ordered Text
TUA	Domestic Airport Usage Rate
TUAI	International Airport Usage Rate
USDA	United States Department of Agriculture

MEMORY

LETTER FROM THE PRESIDENT

As every year, we present the performance and the main actions implemented in the year by Aeropuertos Argentina (hereafter the “Company”) to the people, institutions, companies and organizations with which the Company has a link.

The Company's Annual Report was prepared with the aim of consolidating the comprehensive management of our business in a single document, highlighting the economic, social and environmental impacts. This report provides a cross-cutting account of our contribution to the development of the country, through financial and non-financial information, which strengthens profitability, the brand, the passenger experience, labor relations and society as a whole.

The management of our activity reflects a comprehensive approach that encompasses both the development of infrastructure and the modernization of the country's airports, simultaneously strengthening our financial position and customer experience.

In addition to the information reported annually, we add the actions carried out with a vision focused on sustainability, the social and environmental value generated by our management, as well as the actions carried out to guarantee the operational efficiency and sustainability of our operations. Our strategic vision is oriented towards the growth and expansion of the airport sector. Within this framework, we continue to advance in our works plan, promoting key projects that drive the expansion and modernization of the national airport system.

Thus, in compliance with the legal and statutory provisions we submit to the consideration of the Shareholders this Report, the Inventory, the statement of comprehensive income, financial situation, changes in equity, cash flow, the respective notes that they are complemented by the consolidated statements of comprehensive income, financial position, changes in equity, cash flow, the respective notes that supplement them, the Reports of the Auditors and the Reports of the Supervisory Committee for Fiscal Year No. 27 completed on December 31, 2024.

MARTÍN FRANCISCO ANTRANIK EURNEKIAN

President of Aeropuertos Argentina

Report content

SOCIETY CONTEXT	1

CORPORATE GOVERNANCE	4

ETHICS AND GOVERNMENT POLICIES	7

OPERATIONS AND REVENUES	8

CUSTOMER EXPERIENCE	12

INVESTMENTS AND INFRASTRUCTURE IN AIRPORTS	13

AIRPORT SAFETY AND MAINTENANCE	17

HUMAN CAPITAL	18

COMMUNITY AND SUSTAINABILITY	19

TECHNOLOGY, DIGITAL TRANSFORMATION AND INNOVATION	24

FINANCE	27

ECONOMIC PERFORMANCE 2024	28

OUTLOOK FOR 2024	31

PROPOSAL OF THE BOARD OF DIRECTORS	31

SOCIETY CONTEXT

Aeropuertos Argentina was founded in 1998 with the purpose of developing and operating airports throughout Argentina, becoming one of the largest private sector airport operators worldwide, with 35 airports under its management. Currently, more than 2,800 employees work at Aeropuertos Argentina with the aim of guaranteeing the best quality of service and complying with the highest international standards of quality, safety and comfort.

Through the commitment and values of its human capital, the company connects Argentina with the world, operating 90% of Argentine commercial air traffic. It also contributes to the social, economic and cultural development of the communities where it works, becoming a regional and international benchmark for the airport industry.

Customer experience and the modernization, transformation and expansion of the infrastructure and services of the air terminals have been one of the work priorities since the beginning of the concession. This efficient and sustainable network seeks to preserve the care of the environment and develop the national aeronautical market.

Aeropuertos Argentina's mission is to facilitate the connection between people, goods and cultures, contributing to a better world. For more information, visit www.aeropuertosargentina.com.

Corporate Strategy

In 2024, we reaffirmed and deepened our commitment to Ambition 2026, driving business growth to consolidate ourselves as industry leaders and benchmarks, loved by our customers, employees and stakeholders.

Keeping the focus on our customers and striving to exceed their expectations, we continue to develop the talent and organizational culture necessary to achieve our strategic objectives.

We also moved forward with the development of projects and initiatives that accelerate our transformation towards Ambition 2026. Through nine strategic missions, interdisciplinary teams worked with agile methodologies to implement innovative solutions. These initiatives focused on improving passenger satisfaction, optimizing processes, promoting the development of women leaders in the industry and improving the energy efficiency of our operations, among other notable achievements.

Furthermore, we continue to advance in the digital transformation of our operations, with the aim of operating in a more agile and efficient manner, focusing on the passenger and promoting data-based decision-making. In this context, we highlight milestones such as the development of the Airport Marketplace, the expansion of ADA functionalities, the implementation of a new ERP, the digital transformation of our cargo operation through the incorporation of a Warehouse Management System and the strengthening of our talent management through new modules of the SuccessFactors suite for the comprehensive administration of human resources.

These initiatives, together with the many actions developed throughout 2024, reaffirm our purpose of facilitating the connection between people, goods and cultures, thus contributing to a better world.

1.	Airport concession and regulatory body (ORSNA)

Regulatory and concession framework.

Concession contract	Government authority	Term and extension provision
“Group A” of the NSA of the Argentine Republic	Argentine Government; ORSNA	Original term of 30 years. It was prorogated for an additional 10 years on December 17, 2020 (ending on February 13, 2038).

As of December 31, 2024, we have the concession of 35 airports belonging to “Group A” of the NSA of the Argentine Republic, for which the Company has the concession rights for the exploitation, administration and operation of said airports. The table above shows the aspects of our concession agreements, together with their respective terms and extension provisions, as well as the corresponding regulatory government authority.

The Company handles 90% of commercial Argentine air traffic.

Due to the change in management of the National Government, and in order to comply with what was agreed upon, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the annual ordinary review of the Concession's PFIE, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORSNA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the PFIE Reviews for the periods 2021, 2022 and 2023. The Company requested the review of some aspects of the document. Pursuant to the request made by the parties, procedural deadlines of the judicial action aforementioned are suspended until June 30, 2025.

To date, the Company has complied with the commitments assumed.

2.	Airports

		IATA	International /	Passenger Traffic (in thousands)
Airport Location	Airport	Code	Domestic	2024	2023
Ciudad Autónoma de Buenos Aires	Jorge Newbery	AEP	International	14,938.6	15,627.8
Ezeiza	Ministro Pistarini	EZE	International	11,362.0	10,826.2
Córdoba	Ing. A. Taravella	COR	International	2,862.4	2,971.6
Bariloche	Teniente Luis Candelaria	BRC	International	2,374.9	2,603.3
Mendoza	El Plumerillo	MDZ	International	2,311.1	2,426.1
Salta	Martín Miguel Güemes	SLA	International	1,316.4	1,484.9
Iguazú	Mayor D. Carlos Eduardo Krause	IGR	International	1,504.2	1,567.2
Tucumán	Tte. Benjamín Matienzo	TUC	International	728,0	855.7
Comodoro Rivadavia	Gral. Enrique Mosconi	CRD	International	541.1	579.3
San Juan	Domingo Faustino Sarmiento	UAQ	Domestic	186.2	221.5
Rio Gallego	Piloto Civil Norberto Fernández	RGL	International	181.9	246.6
Jujuy	Gobernador Horacio Guzmán	JUJ	International	503.1	599.0
Resistencia	José de San Martín	RES	International	196.5	201.2
Mar del Plata	Astor Piazzolla	MDQ	International	299.5	321.3

Posadas	Libertador General D. José de San Martín	PSS	International	325.0	409.9
Rio Grande	Gobernador Ramon Trejo Noel	RGA	International	135.9	161.0
Formosa	El Pucu	FMA	International	97.7	107.1
San Luis	Brigadier Mayor César R Ojeda	LUQ	Domestic	60.5	76.1
Santiago Del estero	Vcom. Ángel de la Paz Aragonés	SDE	Domestic	215.3	240.3
La Rioja	Capitán Vicente Almandos Almonacid	IRJ	Domestic	79.2	91.2
San Rafael	S.A. Santiago Germano	AFA	Domestic	51.0	46.1
Puerto Madryn	El Tehuelche	PMY	Domestic	154.4	207.3
Catamarca	Coronel Felipe Varela	CTC	Domestic	83.6	86.2
Esquel	Brigadier General Antonio Parodi	EQS	Domestic	93.0	90.4
Paraná	General Urquiza	PRA	Domestic	38.5	53.1
Santa Rosa	Aeropuerto de Santa Rosa	RSA	Domestic	41.4	52.0
San Fernando	Aeropuerto Internacional de San Fernando	SFD	International	0.0	10.9
Viedma	Gobernador Castello	VDM	Domestic	35.1	43.3
Río Hondo	Aeropuerto Internacional Termas de Río Hondo	RHD	Domestic	11.4	14.7
Río Cuarto	Aeropuerto de Rio Cuarto	RCU	Domestic	25.2	27.9
General Pico	Aeropuerto General Pico	GPO	Domestic	0.0	0.0
Reconquista	Teniente Daniel Jukic	RCQ	Domestic	1.1	5.9
Malargüe	Comodoro D Ricardo Salomón	MLG	Domestic	0.0	0.6
Villa Reynolds	Aeropuerto de Villa Reynolds	VME	Domestic	0.1	0.0
El Palomar	Aeropuerto El Palomar	EPA	International	0.0	0.0
Total				40,755	42,229

3.	Fiscal year 2024 – Main indicators

4.	Rebranding

During 2024, a rebranding process was carried out that included a new, more dynamic and modern brand identity where “Aeropuertos Argentina 2000” became “Aeropuertos Argentina”.

This change responded to the need to modernize the corporate identity, adapting it to a strategic approach oriented towards the future, with a more global and timeless vision. The decision sought to reflect the evolution of the company, highlighting its role as a key operator of airport infrastructure in the country, and its commitment to innovation and sustainability.

Likewise, the update of the visual identity included the update of the isologotype, integrating elements alluding to the national geography, underlining the role of the company as a connector between Argentina and the rest of the world. At the same time, the color palette was renewed, prioritizing colors that convey stability, solidity and modernity, characteristics aligned with the values that the company seeks to project.

This rebranding is not limited to the visual aspect, but is complemented by a comprehensive communication strategy and a renewed focus on the user experience. The company reinforced its commitment to passengers, employees and stakeholders, seeking to consolidate its leadership in the industry and promoting efficient and sustainable management in all its operations.

 CORPORATE GOVERNANCE

1.	Shareholders

The Company is directly controlled by Corporación América S.A.U., a company incorporated in the Republic of Argentina, which directly owns 45.90% of the voting shares and indirectly, through Corporación América Sudamericana S.A., which owns 29.75% of the voting shares. In turn, Cedicor S.A., the controlling shareholder of Corporación América S.A.U., directly owns 9.35% of the voting shares and indirectly, through Corporación América S.A., owns 84.79% of the voting shares.

The following table shows the shareholders of the Company

2.	Board of Directors

At Aeropuertos Argentina, our Board of Directors is made up of leaders who are trained and prepared to face and adapt to a constantly changing environment. They perform their roles responsibly, guided by ethical principles and transparency, complying with all current regulations. In addition, they transmit the company's values and corporate culture to all stakeholders. The Board of Directors is made up of seven members, three of whom are independent in accordance with the terms of the regulations of the National Securities Commission and one alternate director. The Shareholders' Meeting appoints them taking into account their training, career and the contribution they can make to the Board of Directors.

During 2024, the Board of Directors held 12 regular meetings, most of which were held virtually. Topics such as the approval of financial statements, the issuance of negotiable obligations and the granting of powers were mainly addressed. In addition, the managements present the Company's plans, projects and budget to the Board in due time.

The Board of Directors, as a fundamental part of corporate management, has the responsibility of establishing and validating the corporate mission, vision and values, as well as fostering an organizational culture rooted in the highest ethical and comprehensive standards, in line with the interests of society and its shareholders.

Position Held	Full Name	Age Group	Status	First Appointment
President	Martín Francisco Antranik Eurnekian	30-50	Executive	04/26/2017
Vice-president	Antonio Matías Patanian	+50	Executive	04/21/2014
Director	Máximo Luis Bomchil	+50	Non independent	04/24/2009
Director	Orlando J. Ferreres	+50	Independent	04/25/2016
Director	Rafael Antonio Bielsa	+50	Non independent	05/06/2024
Director	Agustín Herrera	30-50	Independent	08/10/2021
Director	Francisco José Trezza	30-50	Independent	04/24/2024
Substitute Director	Gustavo Pablo Lupetti	+50	Executive	05/29/2008

3.	Supervisory Committee

The main function of the Supervisory Committee is to supervise and oversee the administrative and financial management of the Board of Directors, ensuring compliance with the applicable legal, statutory and regulatory provisions. In addition, it evaluates the transparency and clarity of the reports presented to the shareholders, ensuring that they truthfully reflect the company's financial, economic and financial situation, and promotes ethical conduct in accordance with the highest standards of corporate integrity and transparency.

Position Held	Full Name
Main holder	Patricio Alberto Martin
Main holder	Tomás Miguel Araya
Main holder	Alejandro Esteban Messineo
Alternate	Francisco Martín Gutiérrez
Alternate	Federico Campolieti
Alternate	Ariadna Laura Aropoulos

4.	Direction Committee and General Management

The Direction Committee is responsible for the development and execution of executive functions to achieve the company's strategic vision. This committee is made up of the President, the CEO and seven area Directors, who not only carry out ordinary management, but also develop procedures and indicators to evaluate the company's performance and its functions.

The General Managers of Aeropuertos Argentina's business units are essential for the implementation and strategic management of operational and commercial activities at the airports. These managers, reporting directly to senior management, are responsible for coordinating airport operations, guaranteeing service quality, managing infrastructure and supervising commercial activities, ensuring that they are aligned with corporate policies and international standards. Their work includes planning and monitoring key projects, optimizing resources, and ensuring the economic and environmental sustainability of airport operations.

Direction	Full Name
President	Martín Francisco Antranik Eurnekian
Vice President	A. Matías Patanian
CEO	Daniel Marcos Ketchibachian
CFO	Patricio Tiburcio Benegas
Legal Director	Gustavo Pablo Lupetti
Director of Operations and Maintenance	Martín Guadix
Director of Data & Customer Intelligence	Cecilia Raimundo
Director of Infrastructure	Lucas Pérez Monsalvo
Director of Human Resources	Verónica Rodríguez Bargiela
Director of Corporate Affairs	Jorge Rosales
Director of Systems	Gustavo Sabato
General Manager of Business unit Center	Marcelo Bujan Kalustian
General Manager of Business unit Ezeiza	Sebastián Villar Guarino
General Manager of Aeropuertos Argentina Cargo	Federico Laborde
General Manager of Business unit West	Sergio Rinaldo
General Manager of Business unit East	Estanislao Aleman

5.	Audit Committee

The Company has this committee, which is made up of at least two independent directors who have specialized knowledge and experience in the economic, environmental and social fields and are appointed by the shareholders.

Position	Full Name
President	Orlando Ferreres
Member and Secretary	Máximo Luis Bomchil
Member	Francisco José Trezza Silva
Alternate	Agustin Herrera

ETHICS AND GOVERNMENT POLICIES

Society has different tools and channels of dialogue that allow it to guarantee the transparency, clarity and seriousness of our processes.

1.	Integrity Area

The role of the Integrity area is to ensure compliance with the values framed in the Company's Code of Conduct, to guarantee that the behavior of the staff and third parties linked to Aeropuertos Argentina is aligned with the highest standards of ethics and transparency, taking care of the company's reputation.

To achieve this goal, this Area has as its main actions three fundamental axes:

•	prevention, through the adoption of mechanisms and tools that generate a culture of integrity and serve as a fundamental guide for business development;
•	risk management with a risk assessment appropriate to the global and local context, but above all to the industry in particular;
•	the remedial measures that establish what consequences should be applied to those behaviors that imply behavior contrary to our Code of Conduct or contrary to the laws and regulations in force.

2.	Code of Conduct

Its purpose is to establish the guidelines that govern the ethical behavior of the staff and ensure that they are observed effectively, in order to maintain conduct with high professionalism and integrity, not only within the company but also in relations with Third Parties, public authorities, the business community, regulatory agencies and society in general.

It emphasizes the expected behaviors, including strong expressions of "zero" tolerance for certain improper conduct and promoting principles such as Human Rights, Diversity and Inclusion, aligned with the corporate strategy.

All staff must adhere to the mission of commitment to compliance with the Code of Conduct and the other Integrity Policies. By the end of 2024, 87% of the Aeropuertos Argentina payroll had complied with this requirement, which is continuously monitored by the Integrity area.

3.	Anti-Bribery and Anti-Corruption Policy

This policy, has the main objective of preventing any breach of anti-bribery and anti-corruption laws. It reinforces the zero tolerance stance against any form of bribery and corruption, regulating interactions with public officials and third parties, in addition to establishing processes related to gifts, entertainment and donations, as well as commercial operations.

4.	Whistleblower Channel Policy

It promotes the reporting of breaches of the Code of Conduct, ensuring confidentiality, the option of anonymity and zero tolerance for retaliation. The Whistleblower Committee is responsible for coordinating the investigation process and monitoring each case. In 2023, in addition to updating the policy, a Protocol was published to regulate in greater detail the appropriate handling of complaints.

5.	Conflict of Interest Prevention Policy

It regulates the identification and management of conflicts of interest, through a mandatory reporting system. This type of conflict arises when a person, by virtue of certain commercial, professional, work or family ties, puts or may put their personal interests or those of third parties before those of the company and when said personal interests influence or may influence their business judgment, decisions or actions.

In 2024, 96% compliance was achieved and mitigating actions were monitored for critical cases.

6.	Gifts, Entertainment and Donations Policy

Defines limits and procedures for gifts, entertainment and donations, guaranteeing transparency and integral relationships.

7.	Policy for the Prevention of Misuse of Privileged Information

The purpose of the policy is to establish guidelines that help employees, and anyone who, due to their work, profession or function, is in possession of privileged information, to fulfill their obligations in accordance with current legislation and securities regulations.

8.	Due Diligence

Includes risk assessment processes and third party backgrounds to achieve in-depth knowledge of them and ensure responsible hiring. During 2024, 61 candidates, 268 suppliers and 301 permit holders were evaluated, strengthening business and contracting processes.

9.	Relationship with Related Parties: Control

The company identifies transactions with related parties and has internal regulations for their treatment by the Audit Committee. Additionally, it adheres to the procedure of its controlling company to identify them in a timely manner and ensure the arm's length conditions of the transaction.

10.	Communications

Annual communication campaigns are implemented to inform and raise awareness among staff about the Company's Integrity policies and initiatives. Specifically in 2024, the following were carried out:

•	Thematic campaigns on key concepts such as the code of conduct, the reporting channel, prevention of conflicts of interest, guidelines for offering and receiving gifts and entertainment.

•	Special communication for the International Anti-Corruption Day, highlighting the zero tolerance stance towards any form of bribery and corruption.

•	Special communication for the Company's main suppliers, focused on transmitting the latest news on the Code of Conduct and Integrity Policies and the reporting channels enabled.

•	Special communication campaign to highlight the approval and publication of the Diversity, Equity and Inclusion Policy.

In addition, we launched the 2024 Integrity Perception Survey, with significant staff participation. This initiative is a key tool to evaluate and strengthen the Integrity Program.

11.	Training

An integrity training plan is developed annually, the main objective of which is to ensure knowledge and understanding of the guidelines established in the Code of Conduct and related policies. This plan includes activities in different modalities and formats to reach the entire Company.

In 2024, training in the Integrity Program continued to be strengthened, reaching a total participation of 85% of the staff, including personalized sessions for new Managers. In addition, activities related to the launch of the Diversity, Equity and Inclusion Policy were carried out, which included awareness sessions for the Management Team and Leaders (Managers and Chiefs) and the launch of a virtual activity for non-executive roles.

OPERATIONS AND REVENUES

The Company has focused its approach on the customer, understanding that this includes not only passengers or airlines, but also all the people who work and transit daily in its airports. In this way, it develops improvement plans in the attention and contact with key audiences, seeking to streamline decision-making and respond more quickly and efficiently to the needs of our customers.

1.	Passengers

Between 2015 and 2019, passenger traffic grew steadily at a compound annual rate of 9%, reaching a peak of 41.8 million passengers in 2019. However, in 2020, the pandemic caused a drastic drop, reducing traffic to just 9.7 million. In 2021, a slight recovery began with 12.8 million passengers, but it was not until 2022 that a more significant recovery was seen, reaching 32.8 million.

Passenger evolution

(millions of passengers)

In 2023, total traffic returned to 2019 levels, with 42.2 million passengers. This recovery was mainly driven by the domestic segment, which exceeded pre-pandemic levels by 11%, while international traffic stood at 87% compared to 2019, although in December of that year it reached 98%.

In 2024, the international segment experienced solid growth, recording an increase of 11.8% compared to 2023, with continued improvement especially in the second half of the year. In contrast, domestic traffic recorded a decrease of 9.6% compared to the previous year mainly due to the macroeconomic context and yo the tourism impulse during 2023 with the prior trip program. However, a recovery was observed in the second half of the year, with a year-on-year growth of 2% in December. That month also marked an all-time record for the company, recording 3.9 million passengers, the highest figure in a single month in 26 years of management.

Passenger movement	Ezeiza	Center	West	East	2024	2023
Domestic	2,907,536	10,528,040	7,176,630	5,848,254	26,460,460	29,129,740
International	8,197,342	3,553,475	741,259	614,972	13,107,048	11,717,025
Transit	257,124	857,822	44,360	28,314	1,187,620	1,381,876
Total	11,362,002	14,939,337	7,962,249	6,491,540	40,755,128	42,228,641

2.	Aircraft and air routes

During 2024, 37 airlines accompanied us with their operations at our airports

Aircraft movement	Ezeiza	Center	West	East	2024	2023
Passengers	65,061	114,879	56,009	54,820	296,502	302,875
Cargo	5,689	60	120	357	6,239	6,760
Others	4,381	67,017	32,950	24,232	130,565	137,392
Total	75,131	181,956	89,079	79,409	433,306	447,027

In 2024, 22 new air routes were inaugurated at the group's different airports, such as Aeroparque-Bogota (Avianca), Ezeiza-Brasilia (Gol), Aeroparque-Porto Seguro (Aerolíneas Argentinas), Mendoza-Santiago de Chile (JetSmart), Córdoba-Asunción (Paranair), Ezeiza-Punta Cana (Arajet), among others.

3.	Cargo

During 2024, imports closed with a final volume of 76,473tn. Starting in April, the volume of general cargo began to show signs of recovery, generating improvement levels by the end of the year of 4% compared to the years-2019 and 2023. Exports, for their part, exceeded expectations throughout the year, highlighting a growth of more than 32% in the last quarter, driven by the recovery of seasonal products, ending with an increase of 9% compared to 2019. In the Courier segment, imports experienced notable growth in the last two months, driven by regulatory changes in the Courier regime.

The average yield did not register significant changes throughout the year, remaining stable, with an average close to 329.6 kg/guide. Regarding the stay, the beginning of 2024 maintained similar patterns to 2023, with stays of more than 8 days and a great variability in long stays (15.9 days on average with a queue). However, the regularization of foreign trade processes in the first half of the year and the lower volumes derived from the slowdown in national economic activity optimized the times for cargo release by customs. This reduced the average stay to 7.63 days, and a decrease in the dispersion of long stays was observed.

In November, Aeropuertos Argentina Cargas reached a historical record in volume of operations, reinforcing its growth in air cargo management. During that month, 338 tons were operated daily and 7,450 packages were processed daily, representing an increase of more than 32% in kg operated and 31% in the number of packages compared to November 2023.

4.	Commercial activities operating at airports:

In 2024, commercial revenues were impacted by the evolution of macroeconomic variables, with negative effects mainly in the Duty Free segment. However, this impact was partially mitigated by a solid performance in the parking area, favored by a higher level of occupancy and greater availability of spaces. Likewise, increases were observed in revenues from gastronomy and advertising services.

4.1. Duty Free shops

Duty Free at major airports provides passengers with an exclusive shopping experience, with a wide range of high-quality duty-free products, such as perfumes, electronics, beverages and gourmet products. Located in the boarding areas, these stores offer competitive prices, exclusivity and quality services, allowing passengers to take advantage of their time at the airport to access attractive offers and top-level services, and improve their travel experience.

4.2. Parking

In 2024, parking management underwent a significant transformation, driven by digitalization, rate optimization, and technological modernization across the network. The user experience was improved with the expansion of digital and self-managed payment channels, such as WhatsApp, new ATMs, and the expansion of TelePase, with promotions to encourage its use, achieving 41% of payments made by these means, an increase of 34 percentage points in the year.

Annual billing exceeded expectations, with significant growth thanks to the unification of rates and revenue optimization. In addition, advance reservation options were introduced, including long-stay and valet parking, along with packages combined with other services. Technological modernization was highlighted by the incorporation of multimedia equipment in Bariloche, improving the customer experience and vehicle flow. These actions consolidated parking management, improved operational efficiency, and laid solid foundations for future growth.

4.3. VIP Lounge

During 2024, the VIP services of our airport network grew significantly thanks to the expansion of infrastructure and the improvement in the service offering. Four new VIP lounges were opened in Ezeiza, Aeroparque, Salta and Jujuy, expanding our national coverage.

The overall growth of passengers in VIP lounges reached 45%, exceeding initial projections and consolidating the success of our value proposition. The implementation of the Fast Pass service at Aeroparque increased passenger flow by 19%. In addition, VIPClub strengthened its premium proposition, incorporating new exclusive experiences for demanding travelers. With more than 20 active VIP services in the country, we reached 1.7 million passengers, consolidating our leadership and offering a differentiating airport experience for each passenger profile.

CUSTOMER EXPERIENCE

1.	Measuring customer satisfaction through surveys under the ASQ program and Airport Satisfaction Survey

In order to improve the experience of our passengers, we carried out satisfaction surveys at 27 airports under our concession. This year's results highlight a positive perception by users and provide us with valuable information on the most valued aspects and areas for improvement in our services.

At the airports with the highest passenger volume—Aeroparque, Bariloche, Córdoba, Ezeiza and Mendoza—we participate in the ASQ global Departures Plus program, developed by the International Airports Council. This program measures the perceived quality of service at airports through standardized surveys and analytical tools that evaluate aspects such as waiting times, cleanliness, security and staff friendliness, among others. Aeropuertos Argentina's active participation in ASQ reaffirms our commitment to the continuous improvement of the passenger experience.

Through ASQ, we identify key areas for improvement, benchmark our performance against international standards, and develop data-driven initiatives such as operational process optimization, infrastructure improvement, and targeted staff training to exceed passenger expectations.

At the remaining 22 airports, we implemented the Airport Satisfaction Survey that allow us to monitor not only the overall passenger experience, but also each touchpoint, identifying specific improvement opportunities. In this way, we develop concrete actions to increase satisfaction at every stage of our users' journey.

In numbers, we have conducted 19,784 surveys at 28 terminals, achieving an overall satisfaction of 4.03 out of 5 and improving satisfaction at 79.16% of our terminals.

2.	Improved customer experience

In 2024, we implemented the Customer Relationship Management system at VIP Club to improve customer satisfaction, optimizing response times and taking concrete actions to address the main areas for improvement. In addition, we customized the Customer Relationship Management at Aeropuertos Argentina Cargas for the export segment, integrating channels such as WhatsApp, in-person, email, and the complaint books of Aeropuertos Argentina and permit holders. This allows us to manage complaints, suggestions, congratulations, and requests in a centralized manner, strengthening our response capacity.

To standardize processes, we launched Portal of Attention of Experience, a customer service intranet that centralizes real-time information about terminals, flight status, contacts, and procedures organized under a flow format that can be consulted from any device. This tool facilitates management and improves the experience of our customers and collaborators with simple and clear processes, facilitating management in real time.

During the year, we held three quarterly meetings with the country's customer experience leaders, where we analyzed KPIs, shared good practices, and worked collaboratively to align efforts and improve satisfaction at all airports.

3.	Contacts with passengers: communication and dialogue channels

Effective communication with passengers, collaborators, and the airport community is essential for a successful and safe travel experience. For this reason, we have various communication channels to inform, listen, and provide excellent service. In 2024, we received 222,099 calls, 189,659 conversations in the chatbot, 6,232 actions (complaints, congratulations, suggestions, and modifications), 17,000 assistance from the customer service team (autism spectrum condition, wheelchair, etc.), and 1,300,000 queries for information. We managed to significantly reduce the time it takes to resolve management cases.

Thanks to the implementation of Portal of Attention of Experience and the new customer service manual, we increased satisfaction, going from 4.22 in February to 4.66 in September. We also improved first-contact resolution, going from 70.33% in February to 92.98% in December.

4.	Accessibility

We are committed to adapting all our projects and works to legal standards and to complying with the different provisions on Accessibility to guarantee the accessibility of people with disabilities in each of the terminals in which we intervene. At the end of 2023, we created the Accessibility Mission, an interdisciplinary team that carries out the necessary initiatives to lead these actions.

During 2024, we prepared an accessibility manual with guidelines to be taken into account in our infrastructure projects that contains universal design criteria, applicable to all areas of the airport and focused on the passenger journey from entry to boarding.

Thanks to these initiatives, in 2024, works were carried out at the airports of Santa Rosa, Mar del Plata and Córdoba, which obtained the ALPI Accessibility certification, joining Mendoza, Ezeiza and Jujuy. In addition, we achieved the international level 1 Accessibility accreditation for Ezeiza and Mendoza, granted by ACI.

5.	Cloud Experience

In 2024, we implemented Cloud Experience as a solution to optimize management and communication with our terminal permit holders. This centralized digital portal aims to improve administrative efficiency, strengthen collaboration and guarantee agile access to key information, all aligned with our commitment to modernization and operational excellence.

The platform allows permit holders to centrally manage requests, claims and procedures, facilitating their monitoring and resolution in real time. In addition, each permit holder has access to their personalized profile, where they can consult relevant information such as contracts, billing, pending payments and regulatory updates. The portal also ensures efficient communication, sending notifications about operational changes, developments and important news, thus guaranteeing clear and timely interaction. Likewise, tools were implemented that establish a direct channel with the internal teams of Aeropuertos Argentina, promoting more fluid and transparent collaboration.

INVESTMENTS AND INFRASTRUCTURE IN AIRPORTS

1.	Investment commitment

The mandatory capital investment programme (CAPEX) for expansion projects was agreed at US$606.5 million (VAT included), divided into two phases: i. Phase 1: US$406.5 million until 2024 completed ii. Phase 2: annual investments of US$50 million between 2024 and 2027 total of US$200 million.

Investments at December 31, 2024 (1)	Phase I	Phase II
Preferred shares	174	-
Works executed	232	52
Remaining investment	-	148
Status	Completed	On Going

(1) Millions Of dollars

Phase I of the US$406.5 million commitment has already been fulfilled in May 2024. Likewise, the amount corresponding to Phase II for 2024 has already been fulfilled in 2024.

The investment between 2028 and 2038 will be defined based on the operational needs of Aeropuertos Argentina, taking into account the economic balance of the concession.

Investments made during the year ended as of December 31, 2022, 2023 and 2024 are currently under review by the ORSNA.

2.	CAPEX and Main Works

During 2024, Aeropuertos Argentina made capital investments totaling ARS 160,279 million. The most significant investments include extension works of inspection point and PSA registration point, the improvement of road access, the platform and the lighting system at Aeroparque; the runway and taxiway rehabilitation at Puerto Madryn Airport; the new terminal building and lighting system at Santa Rosa Airport; the new terminal building and lighting system at Río Hondo Airport; new VIP space and works on the runway at Ezeiza; as well as the new terminal building at San Juan Airport and expansion of the terminal at San Rafael Airport

Main Works Completed in 2024

•	Ezeiza – BBVA VIP Lounge

The new VIP lounge was opened in March at Ezeiza next to gate 8 in the boarding area, overlooking the runways, where it will operate 24 hours a day. It has 640m2, making it the largest lounge in the airport.

•	Puerto Madryn – Runway and Taxiway Rehabilitation

Comprehensive rehabilitation works were carried out on the runway and taxiways, which included milling, cemented granular base, repaving with warm asphalt and Stone Mastic Asphalt, reconstruction of headings, widening of taxiways and placement of 28 thousand tons of asphalt mix (inaugurated in May). The daytime signage and the beaconing system were also renovated with LED technology.

•	Aeroparque – Expansion of the PSA Inspection and Registration Point – Domestic Flights

During December, this project was inaugurated to streamline security checks and enhance the passenger experience by making the pre-boarding process more efficient and seamless within a 1,354 m² space. This works enables the PSA to operate with 6 scanners, increasing processing capacity and ensuring a more orderly and continuous passenger flow

•	Aeroparque – Roads Continuity

Improvements in traffic flow and waiting areas were implemented at Aeroparque for the 2024 winter season break (inaugurated in July). New signage was introduced, canopy covers were added in waiting areas, and expansions were made in arrivals and departures. The North and South Plazas were renovated, the South Sector was optimized with new bays and Valet Parking, and the PSA security area in the domestic boarding sector was remodeled.

•	Aeroparque – Gate Gourmet

A new supply plant was built at the airport terminal, covering an area of 1,500m². It will produce over 7,000 daily services, supplying around 130 daily flights for its main airline clients at this terminal. The facility was inaugurated in December.

•	Santa Rosa – Passenger Terminal

The terminal was inaugurated in May and has a new 150-square-meter public hall, three new check-in counters, a new baggage handling system, a renovated restaurant, new commercial premises, a new arrivals hall with a baggage claim belt, and new offices.

•	Cargo – Expansion of the Stables Overhang

The Animal Export Handling Station was expanded by 100% of the existing surface area, installing more than 60,000 kg of metal structure and adding some 800 m2 to the area. This will reduce the stress of the animals due to the decongestion of the area, giving greater flexibility to carry out different maneuvers.

•	Cargo – New USDA / SENASA B Building

Inaugurated in November, the new building, with a total surface area of 300 m², is intended for the USDA and SENASA Control Areas. The facility includes a loading and unloading sector, an inspection area, offices for the USDA, Committee of Producers and Exporters of Fruits and Vegetables for the USA and SENASA, as well as a phytosanitary group.

•	Iguazú – Dumping Point and Sanitary Effluent Treatment for Aircraft

In February, facilities for the reception and treatment of sanitary effluents from aircraft were inaugurated, divided into two groups: Group A (dumping points) and Group B (treatment systems). This work improved airport infrastructure, ensuring proper handling of the effluents and compliance with environmental regulations.

•	Mendoza - rehabilitation of India and Juliet taxiways

Rehabilitation work was carried out on the taxiways leading to the hangars in the southern area of the airport, which included patching, sealing of cracks, demolition and reconstruction of flexible pavement and altimetric change that prevents water from accumulating in front of the Hangar.

•	Aeroparque – New North Beaconing System

In February, a category III beaconing system was inaugurated at Aeroparque, improving safety and allowing operations in previously restricted weather conditions, which reduces detours, cancellations and delays.

•	Viedma – Runway and Taxiway Surface Treatment

The runway pavement was partially renewed, repaving the 29th runway, sealing cracks and improving the passenger terminal (inaugurated in March). The surface treatment (slurry) on the runway was completed, improving the coefficient of friction for greater operational safety.

•	Santiago del Estero – Approach Lighting System

A new approach lighting system was installed on runway 03 of the Santiago del Estero Airport (inaugurated in April). The system includes high-intensity, unidirectional fixed light bars, powered by current regulators that allow varying the brightness in five levels, and a Sequential Flashing / Threshold Identification Lights system with three brightness levels.

Works in Progress

•	Termas de Rio Hondo – Passenger Terminal Expansion and Remodeling

The passenger terminal expansion to 3,600 m² will include new check-in areas, offices, security and a renovated pre-boarding lounge. Immigration posts and additional buildings will also be incorporated to optimize operations and improve the passenger experience.

•	San Rafael – Expansion and Redesign of Passenger Terminal

The terminal will be expanded to 1,850 m², with new check-in areas, baggage systems, and waiting rooms. Sanitary cores, a gastronomic sector, offices and a VIP lounge will also be added to improve the passenger experience.

•	San Juan – New Passenger Terminal

The terminal will be expanded with new spaces such as the departure hall, check-in stations, VIP lounge and a telescopic walkway, in addition to incorporating sustainable practices, such as the use of local materials and energy efficiency. (photo International Boarding Sector).

•	Salta – Passenger Terminal Remodeling

The remodeling of the passenger terminal in Salta will expand the surface to 14,000 m², improving passenger circulation, security systems, and sanitary and fire detection facilities.

•	Formosa – New Passenger Terminal

The new Formosa terminal will cover 3,380 m² and will have the capacity to handle two simultaneous flights. It will include a check-in hall, baggage carousel, pre-boarding lounge, and spaces for international operations.

•	Aeroparque – Semi-covered Roads

The sidewalk covers of the Domestic and International Departures Sector were completed, moving forward with the redesign of access covers of the International Sector and the study of soils and structural calculation for semi-covered areas in international arrivals.

•	Aeroparque – Expansion of the South Platform

The construction of the final platform covers an area of 14,400 m², integrated with other projects in development such as the new cargo terminal and the Finger South.

•	Aeroparque – North Platform Expansion

The expansion of the North Platform will improve logistics operations and increase operational capacity, complementing the expansion of the international terminal and the renovation of the runway.

•	Comodoro Rivadavia – Comprehensive Repair of Enclosures

The project includes the repair of enclosures, installation of new walkways and the placement of a new alucobond nose.

•	Cargo – Electrical Repowering

New medium voltage electrical equipment was installed, allowing for a 60% increase in power. A MV ring was also built with 2 Edesur feeders and a closure with the Airport. This will allow the supply of the necessary energy for the new Perishables chamber and greater reliability due to the operation of modern equipment, giving the opportunity to implement more efficient energies than those currently installed.

•	Ezeiza – VIP Club Lounge

Construction of a new VIP lounge in Terminal B for International Departures

•	Ezeiza – New Main Feeders 9 and 10 at 13.2 KV

The modernization of the electrical infrastructure includes the installation of new feeders to improve the capacity and reliability of the energy supply at the Ezeiza International Airport.

•	Resistencia – Expansion and Redesign of Passenger Terminal

The remodeling of the Resistencia terminal covers 6,600 m², improving functionality with the reorganization of operational areas and the redistribution of interior spaces.

AIRPORT SAFETY AND MAINTENANCE

1.	Operational Safety

In 2024, we reinforced our commitment to Operational Safety through several key initiatives. We carried out APEX audits by international experts specialized in the areas of Operations, Operational Safety and Wildlife, at the airports of Aeroparque, Ezeiza and Córdoba during March and April. As a final result of the three audits, 485 findings were detected in total. The data obtained were classified and weighted according to priority matrices and subsequent corrective action plans.

Indicator	2024
Number of airports audited in the evacuation drill process	18
Number of evacuation drills carried out	17
APEX audits	3

In November, we organised the first Safety Day in Argentina, marking a milestone in the field of Operational Safety. This unique event brought together international specialists and key players from the local airport community with a clear objective: to share knowledge, discuss challenges and explore the latest innovations.

In addition, we updated the reactive and proactive hazard identification processes, this approach included a new standardised model for the preparation and presentation of risk analyses during work periods at the airfield, improving efficiency in the document process and ensuring that work is carried out safely.

During 2024, Bariloche Airport and Comodoro Rivadavia Airport reached an important milestone in aviation by obtaining the prestigious certification granted by the ANAC, validating their compliance with the strict operational safety protocols established by the International Civil Aviation Organization (ICAO). This recognition makes them leaders in safety and efficiency in the region, providing a safe and trustworthy environment for both passengers and airlines, which strengthens their key role in Argentina's tourism and aviation sectors.

2.	Airport Safety

In 2024, we strengthened aviation security with important advances. We requested the installation of analytics in the airside and groundside sectors, starting the path to continuous improvement to improve operational efficiency.

In addition, we prepared and delivered Local Security Procedures adapted to the particularities of each airport. Finally, we developed new Corporate plans and programs in terms of aviation security, aligned with the PSA state standards. On the other hand, the Corporate Operations Management participated in the first Regional Aviation Security Congress, exposing the role as Airport Operators.

3.	Maintenance

During the last period, important advances were achieved in the modernization and efficiency of maintenance management. Among the most notable milestones, the migration of the system was successfully completed, which allowed a smooth transition and optimized task and resource planning. Likewise, the implementation of the tool that allows enabling early reception of maintenance updates, greater traceability and more precise measurements of response times was initiated.

In line with the digital transformation, mobile solutions for maintenance management were introduced at Jorge Newbery Airport, thus completing digitalization in all airports in the country. In addition, progress was made in taxonomy studies and in improving the structure and planning of infrastructure maintenance, strengthening operational efficiency and long-term vision.

As part of the commitment to continuous improvement, more airports joined the “Road to Excellence” program, promoting the standardization of good practices and consolidating increasingly efficient management aligned with quality standards. These achievements reflect the company's commitment to innovation and the constant optimization of its maintenance processes.

HUMAN CAPITAL

Our teams are the engine of our growth, and that is why we focus on their well-being and development. We work to build diverse and inclusive environments where each person can unleash their full potential. We promote innovation and agility as fundamental pillars, ensuring that we are always one step ahead in a world that never stops evolving.

1.	Key figures

2.	Talent management and recruitment

In order to support the development of our employees, we have a management strategy that allows us to identify, through a mapping process, the key talent to build high-performance teams. In this way, we generate value propositions for loyalty through different courses of action.

We reaffirmed our commitment to internal growth by achieving a total coverage of 516 searches, of which 47% corresponded to internal talent. In addition, we achieved that an outstanding 69% of internal searches were covered by people in leadership roles.

3.	Training and education

Within the framework of our cultural evolution and the agile management of teams, we promote the development and professional growth of each person, preparing them to face the challenges of today and the future.

We have transformed our way of working, integrating innovation, agility and continuous learning into our training practices. With a wide range of courses adapted to the needs of each unit, we provide training in face-to-face, virtual and mixed formats, adjusting to the characteristics and dynamics of each team. In addition, we offer asynchronous instances through our Mi Aprendizaje platform, providing resources to develop both technical capabilities and transversal skills, along with key organizational tools. In this way, each employee can customize their training plan, choosing between various face-to-face and digital options.

2024 Training in numbers

In 2024, we continued to strengthen our three Technical Schools under a model that defines the capabilities and levels of mastery required for each role, ensuring comprehensive training based on the specific knowledge and skills required for each position.

4.	Union Relations

During 2024, there were no permanent or temporary interruptions in the service we provide as airport terminals. The union measures that occurred in the area of companies or services were carried out in the airport area that is outside our management. In all cases, our provision was uninterrupted.

We respect the principle of freedom of association, which is why we have Labor Relations and Human Resources representatives in each Business Unit, allowing us to maintain a constant dialogue with union representatives. This policy seeks to foster fluid and cooperative relationships to achieve common goals.

We ratify our position of maintaining collective bargaining tables and general salary adjustments focused on maintaining a salary policy that safeguards the purchasing power of salaries using the CPI as a parameter. We maintain a commitment to negotiation within the framework of legal provisions, both national and international, thereby managing to minimize conflict situations that may affect airport operations.

5.	Climate survey (GPTW)

For the third consecutive year, we achieved GPTW certification, reaffirming our commitment to the well-being and experience of our teams. This year, we again exceeded participation, reaching 92%, which reflects the high level of involvement of our people. In addition, we obtained 86% affirmation in GPTW and an average of 75% in all statements, standing out especially in aspects such as justice (85%), collaboration (69%) and equity (70%). These results encourage us to continue strengthening our culture, promoting a work environment where each person can develop and grow.

COMMUNITY AND SUSTAINABILITY

Aeropuertos Argentina has the mission of advancing on the path of sustainability, with responsible management of the economic, social and environmental impact generated by our actions. Therefore, it seeks to make this concept a transversal and strategic vision for the business.

From our management, we seek to generate a positive impact in the communities where we operate, committing to the Sustainable Development Goals and contributing to the 2030 Agenda for the integral well-being of our country and the world. Our objective is to be leaders and benchmarks in the industry, valued by our clients, employees and stakeholders, and to grow sustainably in the long term.

To achieve this goal, we work on five strategic pillars that guide our action in the face of challenges. In 2024, we continue to advance in our Sustainability Strategy, focusing on key projects, transformation initiatives and daily actions of our business units. All this, in collaboration with the airport ecosystem, the communities and our multi-sector alliances.

Through various local programs and initiatives aligned with the social investment strategy during 2024, we achieved an impact of more than 10,700 lives at the federal level.

1.	Education and culture

We promote educational and cultural initiatives to highlight the richness of Argentina and encourage the educational development of its inhabitants. Through these actions, we also focus on the care and promotion of the diverse local cultures that enrich the country.

Aeropuertos Argentina Orchestra

In 2016, we created the Orchestra Aeropuertos Argentina, a social initiative that combines artistic teaching with the generation of genuine employment, promoting inclusion and reducing social gaps through access to education and culture. The Orchestra is made up of 50 young people, between 15 and 25 years old, selected for their talent and commitment, and has a "Complete Staff" that includes strings, woodwinds, brass and percussion.

The academic team is made up of professionals who provide a work model oriented towards artistic achievement, promoting social mobility. Members receive educational scholarships and monthly travel expenses, as well as a special scholarship for an assistant in charge of coordinating rehearsals and the general agenda.

Support for the Families of the Fallen in Malvinas and the South Atlantic Islands

Since 2004, we have supported the Commission for the Families of the Fallen in Malvinas and the South Atlantic Islands with different actions that have an impact on both the families and society in general. In addition, since 2018, agreements between Aeropuertos Argentina and this Commission were signed to facilitate this support, framed within the Compliance regulations that govern the company.

In 2024, the Company was responsible for the repairs to the infrastructure of the Darwin Cemetery.

During the months of November and December, with the participation of the Ministry of Foreign Affairs, International Trade and Worship, a “Humanitarian Flight” to the Malvinas Islands was organized and carried out on December 4, with 160 relatives of fallen heroes, to participate in a ceremony in their honor.

Working meetings were held at the Embassy of the United Kingdom in Argentina and video conferences with the Islands, to help maintain a constructive relationship, away from politics, and achieve an Amendment to the Humanitarian Project Plan. The focus is to enable the exhumation and identification of the remains of soldiers fallen in the conflict, buried until today in a multiple grave in the Darwin Cemetery, during the next year 2025 The International Red Cross is expected to participate.

PESCAR Program

The PESCAR Center is a training initiative for employment developed by Aeropuertos Argentina in alliance with the Pescar Foundation, which aims to promote social and labor inclusion for 20 students who are in their last year of high school in the Ezeiza area.

The program, which lasted 5 months, was divided into two parts: virtual training in soft skills, such as resume creation and teamwork, and face-to-face technical training. In the latter, participants learned about the different areas of Aeropuertos Argentina, such as Human Resources, Operations, Customer Experience, Systems, and Maintenance. In addition, they took tours of the new departure terminal, the cargo terminal, and the operations area. This year, we incorporated the airport community to offer specific training and expand opportunities for students. Among the collaborators who joined, Flybondi, Duty Free Shop, Shop Gallery, PSA, and Open 25 stand out, who contributed knowledge in various areas.

Cimientos Program

This program aims to help 35 young people, many of them students from the University of Ezeiza, to enter the airport workforce. The students study courses related to airport activity, such as airport management, tourism, international trade, software development and public relations. The program, which lasts two months, is divided into two parts. The first, with training from the Cimientos Foundation, offers training in soft skills, CV preparation, strategies for job interviews and development of professional skills. The second part, taught by Aeropuertos Argentina, provides a comprehensive view of the role of the airport operator, where we will invite different representatives from Aeropuertos Argentina to tell their experience and share their expertise with the group of young people.

Partners Program – Junior achievement

The Partners program consists of five learning modules designed for students to understand the world of work and acquire practical tools for their future. It combines asynchronous interactive content on the Junior Virtual Campus with synchronous exchange activities with peers and professionals, and offers face-to-face meetings in companies. Throughout the program, exchanges are encouraged with volunteers who share their experiences, resolve doubts and provide advice to help young people unleash their potential. Aeropuertos Argentina organized corporate volunteering days in places such as Ezeiza, Aeroparque, Cargas, Córdoba, Mendoza and corporate offices, accompanying young people in these face-to-face meetings.

Refurbishment of schools

Rural schools were refurbished and their basic needs were covered in the provinces of Tucumán and Jujuy, where appliances and furniture were purchased to equip the dining rooms.

2.	Health and Wellbeing

We prioritize the health and wellbeing of communities, working closely with various stakeholders to ensure the quality of life of its citizens.

Support for the Dr. Alberto Antranik Eurnekian Ezeiza Interzonal University Hospital

Since 2006, Aeropuertos Argentina has collaborated with the Dr. Alberto Antranik Eurnekian Ezeiza Interzonal Hospital, contributing to the financing of maintenance, projects and the acquisition of essential medical equipment. Recently, we have supported the incorporation of new instruments and resources to improve the diagnostic and care capacity. The hospital, which has 326 beds, 6 operating rooms and 2 delivery rooms, is also a university hospital, where we collaborate with the organization and financial support in the offering of courses and residencies in various medical areas, such as Histology, Nursing, Surgical Instrumentation and Emergencies. This collaboration reflects our commitment to strengthening the health system in the community.

Amaltea Civil Association

The Amaltea Civil Association is a rehabilitation and social integration center, started in 2014 in Ciudad Oculta-Villa 15, in the Autonomous City of Buenos Aires. In formal terms, it is recognized as a Community Care and Support Center by the Secretariat of Comprehensive Drug Policies of the Argentine Nation.

In 2024, Aeropuertos Argentina strengthened its collaboration with the Association through a monthly fee for the development of activities, a budget for the survey and preparation of the building to complete its authorization, and advice on administrative and legal aspects. In addition, we made contributions such as the conditioning of a computer room for the high school completion program, the delivery of a 4x4 truck for the transport of merchandise, and gifts for the Children's Day event at the Sueñitos Garden.

Safe Water

Together with Safe Water, we developed programs in three key destinations: Santiago del Estero, Mendoza and Iguazú. In Santiago del Estero, during the winter months, we reached 5 rural schools, improving water management by connecting cisterns directly to kitchens, guaranteeing safe water for consumption and daily use. More than 100 children and 15 adults benefited from this program.

In Mendoza, in collaboration with the National Institute of Agricultural Technology, we carried out infrastructure works such as replacing tanks, improving pressure and installing pipes to connect springs, in addition to delivering ultrafiltration technology and holding hygiene and hydration workshops, benefiting the community with 160,000 liters of safe water.

In Iguazú, we implemented the protection and sanitization of springs used by rural families, improving their quality and flow, and we installed technology to make water safe for consumption. We also held WASH workshops to promote good hygiene habits. As a result, we delivered 200,000 liters of safe water to the community.

Humanitarian Hub - Collaboration with the Red Cross

At Aeropuertos Argentina Cargas, during 2024, we worked hand in hand with the Red Cross, managing and distributing essential resources both nationally and internationally, for those who need it most. Thanks to our operational capacity in the Humanitarian Hub, we participated in 37 operations, mobilizing 318 pallets of food, medicines and emergency equipment, which benefited more than 3.3 million people in regions affected by emergencies and vulnerable situations.

This achievement is a reflection of our firm commitment to social responsibility and our contribution to global well-being. We will continue to work closely with the Red Cross and other organizations to continue generating a positive impact and making a significant difference in the most needy communities.

3.	Sustainable Tourism

We are actively committed to the preservation of destinations, promoting projects and actions that support the growth and development of regional economies, thus contributing to the well-being of their inhabitants.

Sustainable Host Course

In 2022, we signed an agreement with the University of Salta (UCASAL) to create the “Sustainable Tourism Host Course”. In 2024, we organized three editions of the course, which consisted of 4 free virtual modules, complemented by 4 synchronous meetings with specialists. The objective was to provide tools for the development of sustainable tourism ventures, in order to promote regional economies.

Zero Plastic Destination

This is an initiative by Aeropuertos Argentina focused on reducing the use of single-use plastics in our terminals, with the aim of reducing the environmental impact and the plastic footprint in airports. In collaboration with strategic allies and the airport community, we seek to promote sustainable tourism and achieve a joint goal for 2026.

The initiative began in October 2022 with the aim of "Unplastifying" our terminals. In March 2023, we launched the program together with Unplastify, working with food and retail permit holders to reduce plastics. We exceeded the initial objective with a 12% reduction in 11 airports, reaching more than 55 brands and 135 stores. In 2024, the initiative expanded to 13 airports, achieving a 28% reduction in the use of disposable plastics, equivalent to 2 tons of plastic per month.

In addition, we expanded the scope of the project, achieving a 66% reduction in the use of plastics in our internal operations, representing 1.1 tons per month. We also conducted training for airlines and stakeholders in the sector, awarding more than 30 diplomas. We also began to diagnose the use of plastics at Aeropuertos Argentina Cargas.

To raise awareness, we promoted drinking water refill points in our terminals to avoid the use of disposable plastics, and we promoted the problem through audiovisual material and events with passengers and the airport community.

Aeropuertos Argentina, together with Unplastify, remains committed to innovative solutions to address the excessive use of plastics, involving all actors in the airport ecosystem through workshops, training and concrete actions to achieve positive and lasting change.

4.	Diversity

Women In Aviation Travel & Tourism

In line with our pillar of “Strengthening a culture of innovation, agility and inclusion”, we continue to develop the WIATT program, which aims to promote the professional development of women in the industry. This program consists of inviting students from all over the country to participate for a full scholarship to study engineering at the Universidad Austral. More than 100 women applied, leaving 10 finalists after passing different evaluation stages. In turn, we awarded 13 scholarships to women in the aeronautical, tourism and travel industry to empower their professional development.

DISCAR Foundation

For more than 10 years we have supported the DISCAR Foundation in the comprehensive training of people with intellectual disabilities. We currently have three employees included in this program. We want to be a Company that ensures accessibility, which is why we strive to train our teams and representatives of the airport communities so that they have the necessary tools to eliminate barriers. It is our priority that passengers have a positive experience, so accessibility not only includes the preparation of our teams but also adapting the infrastructure so that everyone can enjoy the facilities without limitations.

5.	Environment

During 2024, our company reaffirmed its commitment to energy efficiency, a key pillar within our sustainability strategy and responsible environmental management. The initiatives implemented have not only optimized energy consumption but also effectively managed its use at our airports, facilitating constant monitoring that supports strategic decisions aligned with Aeropuertos Argentina’s 2026 ambition.

During the year, various measures were adopted to improve energy management, measure the carbon footprint, and reduce consumption, including:

•	The implementation of an energy management system at 6 of our locations, with certification achieved at 3 of them (Ezeiza, Mendoza, and Aeropuertos Argentina Cargas).
•	The optimization of lighting in conventional circuits.
•	The efficient management of air conditioning by strategically turning off equipment based on flight operations and precise temperature adjustments.
•	Monitoring and controlling energy consumption through our efficiency dashboard.
•	The development of a measurement platform for all our airports (currently in the implementation phase).
•	The incorporation of renewable energy sources at Ezeiza.

These actions, mostly aimed at process optimization without requiring significant investments, have generated substantial economic benefits in global energy consumption.

In line with one of our strategic pillars and the 2026 ambition, we will continue to focus on energy efficiency as one of the fundamental aspects of our management. For 2025, we plan to replicate these savings measures with minimal or no investments at the remaining airports, which will result in an even greater savings percentage compared to 2024, along with new investments in renewable energy.

TECHNOLOGY, DIGITAL TRANSFORMATION AND INNOVATION

1.	Business intelligence and data governance

We implemented various technological solutions to optimize operations at the airport. During 2024, we developed tools to monitor customer occupancy and distribution, optimizing VIP lounges in an automated manner. We also created a maintenance system that allows us to manage work orders in areas such as electricity and infrastructure more efficiently.

We deepened the use of BI tools, seeking management and decision-making with data, through workshops. In addition, we implemented an integrated system for purchasing management, unifying purchase orders and purchase requests to make more informed decisions and optimize resources. To monitor passenger satisfaction, we use surveys that help us identify areas for improvement and offer a more satisfactory experience. We developed tools that provide an overview of operations and facilitate strategic decision-making in flight scheduling, parking control, and recording daily operations.

We are making progress in Data governance of key concepts of Checked Passenger and loading of new information in the ROD system, defining roles and responsibilities, as well as management and control processes to ensure regulatory compliance and mitigate risks related to privacy, security, integrity and quality of information. These advances strengthen our reputation and trust among our stakeholders.

2.	Passenger flow analysis

In 2024, we completed the installation and implementation of the airport operations management system in the new departure terminal at Ezeiza that optimizes operations and improves passenger flow in key areas such as security, immigration, baggage room and border control.

The cloud-based, AI-powered platform analyses passenger movements and provides real-time and predictive information such as expected wait times and lane occupancy. This enables more informed decisions and improves passenger flow efficiency.

Thanks to this integration, we can now display estimated wait times at checkpoints on information screens, giving passengers accurate information, helping them reduce stress and better manage their journey.

3.	Cargo - Implementation of WMS, ERP and New Portal for Export Clients

The implementation of Terminal Data Integration marked a crucial milestone in the evolution of Aeropuertos Argentina Cargas, consolidating itself as a fundamental project in the modernization of our operations. This initiative aims to optimize logistics processes, incorporate advanced technology and significantly improve the experience of our clients, facilitating a more efficient and transparent management of export air cargo.

With the modernization of systems and the focus on the digitalization of export operations, key processes such as reception, flight assembly and departure to the runway are no longer carried out manually on spreadsheets, which thus allowed for the automation and streamlining of procedures. This facilitated the traceability of cargo at all times, since, through mobile devices, it is possible to know the exact location of the cargo in any sector of the warehouse.

In addition, the web system allows customers to access the status of their cargo in real time, improving visibility and offering a unique experience for all those involved, favoring Omni channel user experience (UX). Since its implementation, more than 1,400 users have adopted the platform, which has managed more than 9,000 tons of cargo. To ensure correct adoption, more than 130 training sessions were held, reaching 137 people involved in different stages of the process.

4.	Management system updates

During 2024, important updates were made to utilized systems for the operation of Aeropuertos Argentina. One of the most notable was the update of the airport management system, improving operational efficiency.

A significant update was also carried out on the ERP system that redefined and standardized the company's administrative processes, which has allowed faster access to real-time information, smoother integration of data across all areas of the company, and the consolidation of information in shorter times. In addition, manual tasks were automated, improving the experience of end users.

Likewise, the Human Resources system was renewed. That has incorporated different modules that not only facilitate obtaining information about employees through self-management tools, but also allow us to record the capabilities, achievements and potential growth of our workforce within the organization.

5.	ADA First virtual assistant in the airport world

In 2024, ADA added new features to improve the passenger experience, focusing primarily on expanding the bot to more airports. Passengers can now access ADA from all operating terminals, allowing them to receive notifications about the status of their flight, check travel requirements, and request special assistance.

Ezeiza, Mendoza, and Córdoba received updates with more features, and the WhatsApp parking payment option, available at Aeroparque and Ezeiza, was expanded to Córdoba, Mendoza, Bariloche, and Comodoro Rivadavia. In addition, we made progress in the integration of our digital platforms, offering an omnichannel experience. Users who purchase products in our online store receive notifications through ADA, with details of the operation and news about airports or flights.

In 2024, more than 450,000 users interacted with ADA, generating more than 22.6 million messages. The average satisfaction score with the bot was 4.39 out of 5. In addition, we implemented three types of physical communication at airports to promote the ADA service, adapting the materials to the specific characteristics of each terminal.

Ultimately, ADA reached 32 airports across the country, expanding its reach to improve the passenger experience nationwide.

6.	Digital business

The Aeropuertos Argentina online store, launched in Aeroparque and Ezeiza last year, received a boost during 2024. Today it is also available in Córdoba and Mendoza, and we have also incorporated a special store for the general aviation segment (San Fernando).

In addition, new products were added to the platform, such as combos that combine different services, travel kits, helicopter flights, gastronomic menus or tourist experiences, to name a few.

During the year, more than 1.5 million users visited us, and we received more than 57 thousand orders.

We continue to work on the platform with a focus on incorporating proposals that add value to our passengers and make a difference in their travel experience.

7.	New website

In December, we launched our new website, completely renovated to improve the browsing experience and facilitate access to information on airport services and products. The platform is designed with a mobile-first approach, ensuring a fluid experience on any device.

The new site structure makes it easier to find key information, such as flights, retail outlets, VIP lounges and free services, bringing users closer to everything the airport has to offer. In addition, we optimized the flight search engine, allowing access to personalized information based on the type of flight. A content management system allows dynamic updates of information, such as news, alerts and airline data, ensuring that users always have current and accurate data.

The modern and attractive design is aligned with the company's renewed branding, reflecting the visual identity of Aeropuertos Argentina. In addition, the redesign prioritizes accessibility, implementing good practices to guarantee an inclusive experience and comply with current web accessibility standards.

This redesign not only improves usability, but also ensures that the site can continue to evolve according to the needs of users and the market.

8.	Cybersecurity

During 2024, information security has been a strategic priority for Aeropuertos Argentina, with the aim of protecting our systems, information and critical operations against increasing cybersecurity threats. We know that the operation of complex infrastructures, such as airports, depends on various highly specialized information systems, from access control systems to automated baggage handling and communication systems. These systems, essential to our operations, face increasing risks, especially with the sophistication of cyberattacks.

To address these risks, we have implemented several key initiatives. We consolidated a centralized Security Operations Center service to monitor our networks and systems in real time, identifying anomalies and providing support in threat intelligence and incident response. We are also working on the formalization of security processes, with the standardization of access management, security incidents, vulnerabilities and contingencies, which not only improves security, but also reinforces our commitment to information protection. We implemented vulnerability detection technologies to proactively identify weaknesses in our systems and apply corrective measures before they can be exploited.

Regarding email protection, we consolidated the use of advanced technologies to authenticate the identity of senders and the content of emails, facilitating the detection and mitigation of phishing attacks. We also conducted cyber attack simulations through systematic testing, both by external consultants and by an internal team of experts, to evaluate the effectiveness of our security measures and strengthen our controls.

Finally, we implemented a comprehensive information security awareness program, with a general scope for all employees and specifically focused on those with a higher level of risk. This program included presentations, technical talks, and internal communications.

Through these initiatives, we have managed to strengthen our cybersecurity posture. However, we understand that cybersecurity remains to be an ongoing challenge, with threats from external actors. Therefore, it is essential to continue investing in the protection of our assets and improve our contingency processes to ensure the continuity of our business in the face of these risks.

FINANCE

1.	Debt Composition

Debt Composition

The Company's debt structure is mainly leveraged by international and local debt (98%). Bank financing is only reduced to 2% of the total.

2.	Debt reduction

Capital payment schedule

3.	Breakdown per Instrument

Instrument	Currency	Interest	Maturity	Balance *
International bonds				386.8
Series 2017	U$S	6.875%	Feb-27	11,3
Class I Series 2020	U$S	6.875%	Feb-27	40,6
Class I Series 2021	U$S	8.500%	Aug-31	272,9
Class IV	U$S	9.500%	Nov-28	62,0
Local bonds				234.7
Class V	U$S	5.500%	Feb-32	138,0
Class VI	U$S	2.000%	Feb-25	27,1
Class IX	U$S	0.000%	Aug-25	22,9
Class X	U$S	0.000%	Jul-25	17,9
Class XI	U$S	5.500%	Dec-26	28,8
Banks				10.0
Offshore bank ICBC	U$S	SOFR+ 7.875%	Oct-25	10,0
Total debt				631.5
Cash and cash equivalents + Financial investments				172.0
Total debt, net				459.5

* In billions of US dollars

During 2024, the Company has satisfactorily met the maturities of various bank loans, with only the one corresponding to the ICBC bank for US$10.0 million remaining.

On December 23, 2024, within the framework of the Global Negotiable Bond Issuance Program, the Company issued US$28.8 million to be paid and payable in US dollars, maturing on December 15, 2026, at an annual nominal interest rate of 5.50% and with an issue price at par (100% of the nominal value). The amortization of the capital of the Bonds was established in a single installment at maturity.

Finally, in 2024, Class VI, Class IX, and Class X own Bonds were acquired on the secondary market for a nominal value of US$8.9 million, US$9.8 million, and US$7.1 million, respectively.

As of December 31, 2024, cash and cash equivalents amounted to $105,511 million. The total liquidity position, which includes cash and cash equivalents, as well as other financial assets, amounted to $177,512 million at the end of the year.

As of December 31, 2024, the Company was in compliance with all of its financial covenants.

ECONOMIC PERFORMANCE 2024

It should be noted that the figures for 2023 are expressed in the same currency as in 2024, which implies re-expressing them for the inflation of the year, with which the year-on-year variation implicitly includes the relationship with the inflationary effect of the period.

1.	Income

Income decreased by 4% year-on-year, reaching $908,808 million compared to $951,191 million in 2024, mainly as a result of a 12% reduction in commercial income, mitigated by a 2% increase in aeronautical income.

1.1.	Breakdown of income

Income	2024	2023	Variation
Aeronautical income	525,101	514,634	2%
Non-Aeronautical income	383,707	436,557	-12%
Total income	908,808	951,191	-4%

The aeronautical revenues were $525,101 million, 2% higher than 2023, as a result of the growth of international passengers, of which were offset by a decrease of domestic passengers.

Aeronautical revenues are mainly denominated in US dollars; therefore, the year-on-year variation implicitly reflects the relationship between devaluation and inflation for the period.

Non Aeronautical revenues reached $383,707 million, a reduction of 12% compared to 2023, driven mainly by:

•	A 39% decrease in Duty Free Stores, related to lower sales volumes in stores, based on the macroeconomic context.
•	A 13% decrease in cargo terminal revenues, due to the decrease in the average stay.
•	A 78% increase in VIP lounge revenues, due to improvements in infrastructure and services, which was reflected in an increase in passengers using lounge services.
•	An increase in parking revenues due to improvements in rates and higher occupancy levels.

Breakdown commercial income

2.	Operating Costs and Expenses

Total costs and expenses increased by 5% year-on-year, reaching $695,123 million, mainly due to higher operating expenses, due to an increase of operating expenses from airport services and maintenance.

2.1.	Costs

Cost of sales	2024	2023	Variation
Specific allocation of income	134,281	140,621	-5%
Airport services and maintenance	141,144	117,943	20%
Amortization of intangible assets	108,215	100,506	8%
Salaries and social security contributions	160,095	165,007	-3%
Fees	8,243	4,227	95%
Utilities and fees	20,146	18,187	11%
Taxes	5,174	3,444	50%
Office expenses	15,612	16,279	-4%
Insurance	531	1,087	-51%
Depreciation rights of usage	2,410	3,821	-37%
Total costs	595,851	571,122	4%

The cost of services increased by 4% year-on-year, or $24,729 million, reflecting the following variations:

•	Increase of 20% or $23,201 million in maintenance expenses, related to generals at airports and the software.
•	Increase of 8% or $7,709 million in amortization of intangible assets, due to a greater activation of works during the year;
•	Decrease of 5% or $6,340 million in Specific income allocation, in line with the decrease in income measured in Argentine pesos.

2.2.	Expenses

Marketing & administrative expenses	2024	2023	Variation
Taxes	51,664	56,090	-8%
Salaries and social security contributions	22,663	20,792	9%
Amortization of intangible assets	1,166	776	50%
Advertising	5,599	1,384	305%
Provision for bad debts	3,476	1,899	83%
Office expenses	7,373	6,033	22%
Fees	4,950	3,582	38%
Airport services and maintenance	878	1,091	-20%
Fees to the Board of Directors and the Supervisory Commission	828	589	41%
Insurance	672	558	20%
Public services and fees	3	69	-96%
Total operating expenses	99,272	92,863	7%

Marketing and Administrative Expenses increased 7% year-on-year, or $6,409 million, mainly due to Advertising expenses, related to Rebranding and linked advertising campaigns.

3.	Adjusted EBITDA

Adjusted EBITDA in homogeneous currency of 2024 increased to $67.890 million, with an adjusted EBITDA margin of 38.3%.

3.1.	Reconciliation of Adjusted EBITDA to Revenue from Continuing Operations

EBITDA Calculation	2024	2023	Variation
Result for the year	291,967	20,486	1325%
Financial income	111,649	(127,020)	-188%
Financial costs	(433,988)	429,466	-201%
Inflation adjustment	25,022	68,120	-63%
Other – Miscellaneous income and expenses	1,966	-647	-404%
Income tax	235,453	-90,357	-361%
Operating result	232,069	300,048	-23%
Amortization and depreciation	111,791	105,102	6%
Other (Construction Services, net)	3,996	10,596	-62%
Adjusted EBITDA (1) (1)	347,856	415,746	-16%
Adjusted EBITDA margin	38.28%	43.71%	-12 bps

(1)	Excludes “Construction Services”.

4.	Financial income and losses

Net financial gain amounted to $297,317 million. In accordance with IAS 29, it is necessary to present the inflationary component of monetary assets and liabilities denominated in foreign currencies, which entails a re-exposure derived from the exchange difference generated by these components and the RECPAM (Result from Exposure to the Monetary Position in Foreign Currency). This reclassification depends on the accumulated devaluation and inflation up to the closing date. In 2024, the exchange rate devaluation was lower than the annual inflation (28% versus 118%, respectively), which, with application of ISA 29, resulted in the total net exchange difference being presented as a gain, despite the fact that the company's foreign currency position is passive. In contrast, during 2023 the devaluation exceeded the inflation rate.

Financial Result	2024	2023	Variation
Financial income
Interest earned	39,054	65,286	-40%
Exchange rate difference	(150,703)	61,734	-344%
Inflation adjustment	(25,022)	(68,120)	-63%
Financial loss
Lost interest	(60,972)	(67,822)	-10%
Exchange rate difference expenses	494,855	(361,644)	-237%
Others	105	-	100%
Financial gain / (loss), net	297,317	(370,566)	-180%

OUTLOOK FOR 2024

In 2024, the international segment consolidated its growth, with an increase of 11.8% compared to 2023, highlighting a sustained improvement in the last part of the year. In contrast, domestic traffic closed 9.6% below the previous year, affected both by the macroeconomic context and by the high comparison base with 2023, when the PreViaje program significantly boosted domestic travel. Despite this, domestic passenger traffic showed a recovery in the second half of the year, intensifying in the last months of 2024. In December, traffic registered a slight year-on-year growth of 2%.

In addition, December marked a milestone in the company's history by registering the highest number of passengers in a single month in 26 years of management. With 3.9 million passengers, the previous record from July 2019 was surpassed.

Looking ahead to 2025, we expect moderate growth in the international segment, with traffic levels slightly higher than in 2019. For the domestic segment, we expect a gradual recovery, following the evolution of the economic context.

As we had anticipated, in 2024 commercial revenues were affected by the evolution of macroeconomic variables, with a negative impact mainly in the Duty Free segment. However, this effect was partially offset by a solid performance in the parking sector, driven by a higher level of occupancy and greater availability of parking spaces. In addition, improvements were recorded in revenues from gastronomy and advertising. Looking ahead to 2025, we project growth in commercial revenues, with improvements in the performance of retail stores, Duty Free and advertising.

On the other hand, the Company's operating costs reflected the impact of the macroeconomic context in the first part of the year, mainly affecting the cost structure in local currency. In response, we implemented control actions and continue to monitor these costs with the aim of optimizing operational efficiency.

Beyond the current conditions, we have made strong progress with the execution of the Capex commitment established in our contractual framework. In the second quarter of the year, we reached the milestone of completing the entire Phase I and, in November, we finalized the amount planned for 2024. Once this threshold was exceeded, we continued with the implementation of Phase II, corresponding to the amount assigned for 2025. The works in progress cover airports both in the metropolitan area of Buenos Aires and in various provinces, consolidating a program of modernization and improvement of airport infrastructure with a federal focus.

PROPOSAL OF THE BOARD OF DIRECTORS

This board submits the aforementioned documentation for the approval of the shareholders and states that the result of the exercise of $291,967 million, which is proposed, is intended for the creation of an optional reserve

Finally, we would like to thank the staff of Aeropuertos Argentina, our clients, suppliers, banking entities and other organizations with whom we share our daily activities for their collaboration during our management, and we would like to greet the Shareholders with the highest regard.

Autonomous City of Buenos Aires, March 6, 2025

THE BOARD OF DIRECTORS

ATTACHMENT IV

[The spaces established below for companies to complete with their explanations are only a guide and may be extended as soon as they deem necessary]

A)	THE ROLE OF THE BOARD OF DIRECTORS

Principles

I.	The company must be led by a professional and trained Board that will be in charge of laying the necessary foundations to ensure the company's sustainable success. The Board of Directors is the guardian of the company and the rights of all its Shareholders.

II.	The Board of Directors must be responsible for determining and promoting corporate culture and values. In its performance, the Board of Directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the company.

III.	The Board of Directors must be in charge of ensuring a strategy inspired by the vision and mission of the company, which is aligned with its values and culture. The Board of Directors must engage constructively with management to ensure the correct development, execution, monitoring and modification of the company's strategy.

IV.	The Board of Directors will exercise permanent control and supervision of the company's management, ensuring that management takes actions aimed at the implementation of the strategy and the business plan approved by the board.

V.	The Board of Directors must have the necessary mechanisms and policies to exercise its function and that of each of its members efficiently and effectively.

1. The Board of Directors generates an ethical work culture and establishes the vision, mission and values of the company.

This practice is applied by the Company. The board of directors generates an ethical work culture and establishes the vision, mission and values of the company.

The Society's mission is to facilitate the connection of people, goods and cultures to contribute to a better world. It is a company oriented towards the passenger and the airport user through the permanent improvement of the quality of its service, providing technological innovation and experiences that exceed the expectations of the client and other interested parties such as the State, international organizations, airlines, carriers, unions and AA2000 staff. It extends to the world through communities that benefit from the contribution of local airports that bring them closer and connect them, contributing to their development and growth.

In turn, it has as values the courage to innovate, the attitude of service and commitment. The daily work of all the Company's personnel aims to exceed customer expectations by leading the construction of a virtuous ecosystem that operates with agility and security and that strengthens a culture of innovation, service and commitment.

Their ambition is to be leaders and benchmarks in the industry. Loved by customers, employees and stakeholders, to be sustainable in the long term.

Promote a greater commitment to quality and service innovation in the field of air transport, improving the concessioned infrastructure in order to generate value for the client and consolidate and increase the national airport assets. Train staff and update their knowledge continuously to respond efficiently to the needs of the different players in the aviation industry in the country and the world. The operational and quality policies of AA2000 are concrete and measurable, which allows verifying its results and its high international standards.

The Corporate Governance Code establishes among the functions of the board of directors the determination and promotion of corporate culture and values. In its performance, the board of directors must guarantee the observance of the highest standards of ethics and integrity based on the best interest of the Company and its shareholders.

For its part, the Board of Directors of the Company approved a Code of Conduct and integrity policies, which were communicated to all employees of the organization, with focus on the prevention and detection of corruption and fraud. In particular, they consist of implementing the necessary measures for the Company to carry out its activity in an adequate transparency framework. To this end, it works, among other axes, on the promotion of ethics, transparency and integrity and carries out actions aimed at the formation and dissemination of ethical issues.

2. The Board of Directors sets the general strategy of the company and approves the strategic plan developed by management. In doing so, the Board of Directors takes into account environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

This practice is applied by the Society. Among the functions of the board is to ensure a strategy aligned with the defined vision and mission, consistent with the values and culture of the Company.

The managements present the different plans, projects and budget of the Company to the board of directors with due advance notice and these are approved by all members at the board meetings.

For its part, the Company's Code of Conduct, approved by the board of directors, establishes within its principles that the Company seeks to align its commercial strategy with the commitment to contribute to the economic and social development of the communities in which it operates, promote local development in a sustainable and efficient manner and respect the values of a clean, healthy and safe work environment. The general manager proposes to the board of directors the risks that are to be managed within the Company in accordance with the strategic objectives.

On a large scale, responsibility towards society consists of establishing long-lasting relationships based on trust, integrity and respect, generating values aligned with the legitimate interests of society and that generate a positive impact not only for the latter but also for the Company and other stakeholders.

The Company promotes the application of sustainable development standards, including the protection of the environment and the rights of future generations through the adoption of economically viable practices to reduce waste generation, consumption of natural resources and emissions of greenhouse gases, in compliance with environmental legislation and regulatory obligations.

For its part, the Company fully adheres to the obligation and duty to respect, protect and promote Human Rights, committing not only to refrain from interfering in their enjoyment or limiting them, as well as to prevent them from being violated. Respect for individuality, appreciation of differences and an inclusive culture that guarantees non-discrimination based on gender, age, nationality, religion, ideology or any other personal, physical or social condition is not only part of the principles but a commitment of the Society. With this purpose, the Company has incorporated diversity and inclusion as strategic values and key elements of the global strategy. It is convinced that promoting the diversity of teams and promoting an inclusive leadership style, in addition to responding to principles of social justice offers important advantages for the business: it allows attracting and retaining the best talent, promoting innovation and approaching a diverse and changing society.

Based on these principles of responsible business, the Company expresses its firm commitment to equal opportunities and non-discriminatory treatment of people in all areas, and is categorically against any conduct or practice associated with prejudices due to , among others, nationality, ethnic origin, skin color, marital status, family responsibility, religion, age, disability, social condition, political opinion, serological and health status, gender, sex, sexual orientation, gender identity and expression.

The Company is committed to developing and implementing processes and actions aimed at guaranteeing that all people receive the same opportunities and treatment in the work environment, as well as the necessary conditions to be hired, recognized and promoted and thus reach their maximum professional and personal potential.

Periodically, management reports to the board of directors on compliance with the strategic plan and the works plan.

Through the systematization and monitoring of financial and non-financial indicators, the Company measures its impact with the objective of enhancing the positive ones and mitigating the negative ones and thus, contribute to the development of a profitable and sustainable future. Among other indicators, we can list those of

(i) economic and financial impact (investment in infrastructure, EBITDA, results for the year),

(ii) impact on passengers (number of passengers, active airlines, aircraft movement, airports) ;

(iii) in people (positions filled by employees, average training per employee, payment in salaries and membership fees);

(iv) social (spending on local suppliers, private social investment); and

(v) environmental (in investments and other environmental expenses, electricity consumption, natural gas consumption, water consumption).

The strategic axes of the Company are listed below:

(i) Exceeding our customer expectations: We play a fundamental role in the sustainable development of the industry. We want to exceed the expectations of our passengers and guarantee them a positive and happy experience, ensuring accessible terminals for all. We invest in technology to advance our digital transformation path and work in alliance with all our stakeholders to optimize the experience of our passengers.

(ii) Strengthen a culture of innovation, agility and inclusion: Our employees are our most important asset. We care about their well-being and development since we are aware that their growth is the engine of our company's success. We foster an agile, collaborative, safe and inclusive work environment, with a special focus on accelerating the development of women in our industry.

(iii) Operate with data, safely and efficiently: We guarantee safe and reliable operations and environments with advanced infrastructure and technology, complying with regulations and preventive measures. We focus on efficiency as a key dimension of business management and seek continuous improvement of our processes to operate in an agile manner.

(iv) Create a positive impact in the communities where we operate: We are committed to generating a positive impact by providing economic and social value to all the communities where we operate our airports. We promote a sustainable value chain with a focus on hiring local products and services and we work in alliance with different actors in society to meet our objectives.

(V) Responsibly manage environmental impact: Committed to a low-carbon economy, the responsible use of resources and the care of biodiversity, we invest in projects that put nature and people at the center of our decision-making and mark a transformative path to parade the climate emergency.

3. The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear reporting lines.

This practice is followed. The board of directors has approved a management structure with clear reporting lines, which allows it to have an adequate system of internal control. The management of the Company is made up of:

•      Eight first line managers (General Manager -CEO-, Operations Manager –COO, Administration and Finance Manager –CFO-, Human Resources Manager -CHRO-, Legal Manager –CLO-, Infrastructure Manager Experience Manager to the Client –CXO-) and Corporate Affairs Manager reporting to the presidency;

•      six general managers of the business units: Ezeiza Airport, Air Cargo Terminal, Center Business Unit, West Business Unit, Northeast Business Unit, and South Business Unit, reporting to the CEO; and

•      support and control functions:

(i) Compliance Management reporting to the CEO and matrix to the Legal and Corporate Compliance Department;

(ii) Internal Control, Risks and Regulations Management reporting to the CEO and matrix to the Corporate Legal and Compliance Department;

(iii) Internal Audit Management reporting to the CEO and secondly to the Audit Committee; and

(iv) Secretariat of the presidency.

The Audit Committee meets at least quarterly. Non-executive and independent directors participate in these meetings on a regular basis.

Finally, there is a “first line of defense” reflected in a robust internal control system with clear reporting lines. Management is primarily responsible for creating an effective internal control system.

4. The Board of Directors designs corporate governance structures and practices, designates the person responsible for their implementation, monitors their effectiveness and suggests changes if necessary.

This practice is followed.

The board of directors approves the Corporate Governance Code, as well as any modifications made to it.

The Corporate Governance Code establishes, within the functions of the board of directors, that of designing corporate governance structures and practices, appointing the person responsible for their implementation, monitoring their effectiveness and suggesting changes if necessary. At its meeting held on August 7, 2024, the Board of Directors appointed Dr. Leticia Graciela Faulin as responsible for the implementation and monitoring of the Corporate Governance Code.

On the other hand, according to the response to practice 3, the reporting lines are clearly established. There are seven first-line managers who report to the chairman of the board; six general managers of the business units who report to the general manager, and three support and control functions that report to the general manager and a secretary of the board of directors.

Regarding the committees, although it is not legally required, the Company considered it convenient and structured it accordingly, the existence of an audit committee within the board of directors. At the moment, the board of directors considers that the implementation of other committees is not necessary.

5. The members of the Board of Directors have sufficient time to perform their duties in a professional and efficient manner. The Board of Directors and its committees have clear and formalized rules for its operation and organization, which are disclosed through the company's website.

This practice is followed. Knowledge, experience and conditions of personal integrity and reputation are considered when evaluating a candidate for the Board of Directors. Additionally and in accordance with the General Law Of Companies and the Corporate Governance Code of the Company, directors must perform their duties with the diligence of a good executive. Each director will be diligently informed about the business of the Company, will devote the time and effort required to perform their duties efficiently and must take appropriate measures for good management and control of the Company.

The President of the Company and some directors have full dedication to the Company while they hold executive positions in it. Directors who have commitments outside the Company are adequately informed and rigorously prepare prior to attending meetings.

Currently, the bylaws contain provisions on the operation of the board and the audit committee. For its part, the audit committee has an internal operating regulation. In addition to the bylaws and internal regulations, the provisions of Law No. 26,831 and the regulations of the CNV (T.O. 2013) are applicable for the operation of the audit committee.

Both the regulations of the committee and the bylaws of the company are known to the general public for being on the website of the National Securities Commission. For its part, the website of the Company has a direct redirection to the CNV page.

B)	THE PRESIDENCY IN THE BOARD OF DIRECTORS AND THE CORPORATE SECRETARIAT

Principles

VI.	The President of the Board of Directors is responsible for ensuring the effective fulfillment of the functions of the Board of Directors and for leading its members. It must generate a positive work dynamics and promote the constructive participation of its members, as well as ensure that the members have the necessary elements and information for decision making. This also applies to the Presidents of each Board committee regarding their work.

VII.	The Chairman of the Board of Directors must lead processes and establish structures seeking the commitment, objectivity and competence of the members of the Board of Directors, as well as the better functioning of the body as a whole and its evolution according to the needs of the company.

VIII.	The Chairman of the Board of Directors must ensure that the Board of Directors in its whole is involved and is responsible for the succession of the general manager.

6. The President of the Board of Directors is responsible for the good organization of the meetings of the Board of Directors, prepares the agenda ensuring the collaboration of the other members and ensures that they receive the necessary materials with sufficient time to participate efficiently and informed in the meetings. The Chairmen of the committees have the same responsibilities for their meetings.

This practice is followed. In accordance with the provisions of the Corporate Governance Code, and in the bylaws of the company, the chairman of the board of directors is responsible for ensuring the effective fulfillment of the functions of the board of directors and leading its members. To do this, it must ensure that the directors receive, in advance, sufficient information to discuss the agenda items and direct the deliberations that take place at the board meetings. This is done with the support of the corporate secretariat. It also ensures the annual preparation and delivery to the board of directors of a schedule of meeting dates and their corresponding agenda and promotes the integral discussion of strategic matters.

The President must lead processes and establish structures that ensure the commitment, objectivity and competence of the members of the board, as well as the best functioning of the body as a whole and its evolution according to the needs of the Company. Therefore, he must ensure that they receive ongoing training to keep up to date and be able to properly perform their duties.

7. The Chairman of the Board of Directors ensures the proper internal functioning of the Board of Directors through the implementation of formal annual evaluation processes.

This practice is currently not followed as long as, due to the professional background and qualities of the members of the board of directors, they have the skills required for the proper functioning of the body. This appreciation is shared by the shareholders who, in accordance with the provisions of the General Law of Companies, annually evaluate the performance and control the management of the board of directors.

In turn, the statute of Aeropuertos Argentina 2000 S.A. provides for the functioning of a supervisory commission composed of three regular trustees and three alternate trustees. In accordance with the General Law of Companies, the powers and duties of the trustees include the control of the legality of the administration of the Company.

8. The President generates a positive and constructive workspace for all the members of the Board and ensures that they receive continuous training to keep up to date and be able to fulfill their duties correctly.

This practice is followed. The experience, the moral and professional suitability and the personal and professional background of the directors are determining parameters taken into account by the shareholders for their appointment. In turn, the Corporate Governance Code establishes that the Chairman of the board of directors must lead processes and establish structures that ensure the commitment, objectivity and competence of the board members, as well as the better functioning of the body as a whole and its evolution according to the needs of the Company.

The board of directors establishes an induction program for the new directors in order to provide them with a fast and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

For his part, the Chairman ensures that board meetings are an orderly environment, intended for dialogue and constructive criticism, where all members feel comfortable and sufficiently informed to express their opinions.

In turn, the management team (managers) has carried out training sessions with the Massachusetts Institute of Technology.

Instances of professional updating were carried out in which various members of the management team participated.

9. The Corporate Secretariat supports the Chairman of the Board in the effective administration of the Board of Directors and collaborates in communication between shareholders, Board of Directors and management.

This practice is followed. The company has the function of Secretary of the Presidency, which aims to control and provide assistance in the design and operation of its structure. In this way, it supports the President in the effective administration of the board of directors and collaborates in the communication between shareholders, directors and managers. The function of secretary of the presidency is carried out by a natural person, who has the necessary knowledge related to the business and industry in which the Company operates.

10. The Chairman of the Board ensures the participation of all its members in the development and approval of a succession plan for the company's general manager.

This practice is not followed, as long as in its work philosophy, the company does not believe in rigid plans, but rather in developing talent and supporting people to unfold their maximum potential, putting together a pipeline of potential candidates who, when the opportunity arises, are ready to take on new challenges.

The role of the Chairman of the Board and the General Manager do not fall on the same person.

C)	COMPOSITION, NOMINATION AND SUCCESSION OF THE BOARD

Principles

IX.	The Board of Directors must have adequate levels of independence and diversity that allow it to make decisions in the best interest of the company, avoiding group thinking and decision-making by individuals or dominant groups within the Board.

X.	The Board of Directors must ensure that the company has formal procedures for the proposal and nomination of candidates to fill positions in the Board of Directors in the framework of a succession plan.

11. The Board of Directors has at least two members who have the status of independent members in accordance with the current criteria established by the National Securities Commission.

This practice is followed. The Board of Directors of the Company is made up of seven directors, of which three are "independent" in the terms of the National Securities Commission. Since the ordinary capital of the Company is owned by 85% of the controlling shareholder and 15% by the national State, one of the directors is appointed by the national State shareholder and, consequently, is independent. Of the other six directors, the majority shareholder appointed two independent directors. The proportion of independent members is related to the capital structure of the issuer.

12. The company has a Nominating Committee that is composed of at least three (3) members and is chaired by an independent director. If the Nominating Committee is chaired by the Chairman of the Board, he will refrain from participating in the treatment of the designation of his own successor.

This practice is currently not being followed. The Company does not consider the creation of a nomination committee necessary as, according to the bylaws, the directors must be appointed by special share class meetings. In the case of a closed company, it is the shareholders of each class who designate their representatives on the administrative body and consider that the creation of a nominating committee is not necessary.

13. The Board of Directors, through the Nominating Committee, develops a succession plan for its members that guides the process of pre-selection of candidates to fill vacancies and takes into account the non-binding recommendations made by its members, the General Manager and the Shareholders.

This practice is not followed. See answer to previous point. For its part, as answered in question No. 10, in its work philosophy, the company does not believe in rigid plans, but rather in developing talent to support people to unfold their maximum potential, building a pipeline of potential candidates who, when the opportunity comes, are ready to take on new challenges.

14. The Board of Directors implements an orientation program for its new elected members.

This practice is followed. As it emerges from the Corporate Governance Code, the board of directors establishes an induction program for new directors in order to provide them with a quick and sufficient knowledge about the Company, including the rules of corporate governance to create understanding, trust and credibility. The director training plan is executed taking into account the present and future needs considering the business objectives and the internal and external context.

D)	REMUNERATION

Principles

XI.	The Board of Directors must generate incentives through remuneration to align management - led by the general manager - and the Board of Directors with the company's long-term interests in such a way that all directors meet their obligations with respect to all their shareholders equitably.

15. The company has a Compensation Committee that is composed of at least three (3) members. The members are entirely independent or non-executive.

At the moment the Company does not consider the creation of remuneration, appointment and corporate governance committees necessary.

The board of directors assumes responsibility for remuneration of its members, as a collegiate body, thus allowing the participation of all its members in all instances.

For management positions, the Company has a remuneration policy, including variable concepts subject to business results and the fulfillment of individual objectives. In turn, a salary structure by bands was designed in order to manage remuneration in a competitive manner according to the market and internally equitable. A Variable Remuneration Policy was also implemented, which rewards the achievement of results (WHAT) in line with our values (HOW).

16. The Board of Directors, through the Compensation Committee, establishes a remuneration policy for the general manager and members of the Board.

This practice is not currently applied, as reported in the previous point.

Additionally, the remuneration of the directors must be established within the framework approved by the shareholders. The specific determination of the amount to be paid to each director and the method of payment will be proposed by the board. In this regard, the board of directors will take into account the functions and responsibilities of each director, the positions they hold within that body and other objective circumstances that they consider pertinent.

As reported in the previous point, for management positions, the Company has a remuneration policy, including variable concepts subject to the result of the business and the fulfillment of individual objectives.

E)	ENVIRONMENT CONTROL

Principles

XII.	The Board of Directors must ensure the existence of a control environment, consisting of internal controls developed by management, internal audit, risk management, regulatory compliance and external audit, which establishes the necessary lines of defense to ensure integrity in the operations of the company and its financial reports.

XIII.	The Board of Directors must ensure the existence of a comprehensive risk management system that allows management and the Board of Directors to efficiently direct the company towards its strategic objectives.

XIV.	The Board of Directors must ensure the existence of a person or department (depending on the size and complexity of the business, the nature of its operations and the risks it faces) responsible for the internal audit of the company. This audit, to evaluate and audit the internal controls, corporate governance processes and risk management of the company, must be independent and objective and have its reporting lines clearly established.

XV.	The Audit Committee of the Board of Directors will be composed of qualified and experienced members, and must fulfill its functions in a transparent and independent manner.

XVI.	The Board of Directors must establish appropriate procedures to ensure the independent and effective performance of the External Auditors.

17. The Board determines the company's risk appetite and also monitors and guarantees the existence of a comprehensive risk management system that identifies, evaluates, decides the course of action and monitors the risks faced by the company, including -among others- environmental, social risks and those inherent in the business in the short and long term.

This practice is followed. The Board approved the Corporate Risk Management Policy and the Corporate Risk Management Procedure. In the latter, the concepts of Risk Appetite and Tolerable Risk are defined. The Policy and Procedure are aligned with the conceptual framework for the purpose of the Committee of Sponsoring Organization of the Treadway Commission (C.O.S.O.).

This practice is applied in risk management; the board defines the levels of acceptable risk for the achievement of its objectives. In turn, it monitors and reviews the effectiveness of the internal audit, which evaluates whether the risk management, control and governance processes, designed and applied by the Company, are adequate and function correctly. On the other hand, the audit committee proposes the strategy and supervises the operation of Corporate risk management.

Frontline managers know the exposure levels of risk and ensure that the criteria established in the corporate risk management policy are complied.

Finally, the function of corporate risk management is to monitor and coordinate with the different areas of the company that the activities are carried out as planned by the higher bodies.

As stated above, the functions of each interested party in risk management are detailed below;

Board of Directors:

- Characterizes risk management in the Company, including the definition of the acceptable risk level;

- Authorizes the Corporate Risk Management Policy;

- Reviews and approves the budget to address critical risk mitigation plans.

Audit Committee:

- Proposes the Risk Management strategy;

- Establishes the acceptance criteria for the risks managed by the Company, according to the strategic objectives and the established risk appetite;

- Requires bimonthly risk management and monitoring reports generated by the Corporate Risk Management Area;

- Ensures that Risk Management has the necessary resources to carry out its activities.

General Manager:

- Knows the exposure levels and risks assumed based on the established risk appetite.

- Proposes to the board the risks that are desired to be managed within the Company, according to the strategic objectives;

- Ensures that the Corporate Risk Management Policy is applied to the current or future activities of the Company.

18. The Board monitors and reviews the effectiveness of the independent internal audit and guarantees the resources for the implementation of an annual risk-based audit plan and a direct report line to the Audit Committee.

This practice is followed. The Company has an Internal Audit Statute, approved by the board meeting held on August 7, 2018 and updated by the board meeting of November 7, 2024. The Company adopts the definition provided by the Institute of Internal Auditors, which describes the Internal Audit as an independent and objective activity of assurance and consultation, designed to add value and improve the operations of an organization. It cooperates with the organization to achieve its objectives by providing a systematic and disciplined approach to assess and improve the effectiveness of risk management, control and governance processes.

The Company is committed to maintaining high standards of internal control in its operations. This area has therefore been conceived to provide independent assurance and consulting services, and it is the Company's policy to establish and support this activity.

The mission of the internal audit is to evaluate whether the risk management, control and governance processes, designed and implemented by the Company, are adequate and work in such a way as to ensure that:

(i) Risks that affect strategic objectives are identified and managed correctly, including those that have an impact on the reputation of the Company.

(ii) The interaction between the different government groups works properly.

(iii) The integrity program is implemented.

(iv) The operational, financial and management information is accurate, reliable, complete and presented on time.

(v) Employee actions complies with the applicable policies, standards, procedures, laws and regulations.

(vi) Resources are acquired economically, are used efficiently and are duly protected.

(vii) Regulatory and legislative aspects of relevance that affect the Company are recognized and adequately addressed.

In the same sense, it is a source of consultation, as long as it does not compromise its independence.

To ensure the independence of the function, the Internal Audit Manager (“GAI”) reports to the audit committee as regards activities to fulfill the function of this body, and to the CEO in hierarchical line. Additionally, it has full access to the board. Neither the GAI nor its team can carry out operational activities or make operational decisions or authorize transactions that are not respective to their areas.

In turn, the area (through its responsible) will have:

(i) Unrestricted, free and total access to all activities of the Company, reports, records, locations or facilities, assets and employees.

(ii) Free and direct access to the audit committee and external auditors.

(iii) Ability to allocate resources, set frequencies, select auditable units and objects and apply the techniques necessary to achieve audit objectives. In this regard, internal audit staff could also be outsourced as defined by the GAI.

(iv) Obtain the necessary assistance from the Audit Committee, the Directions and the management and employees of the Company, as well as specialized external and internal advice.

(v) Implement procedures to delegate the aforementioned powers to internal audit staff and ensure the execution of the responsibilities of the department.

(vi) Attend meetings of the steering committees as deemed necessary.

On the other hand, in the performance of its functions, the GAI has the responsibility to:

(i) Develop and implement a flexible annual risk-based audit plan including special tasks or projects requested by management and / or by the audit committee in the exercise of its specific functions.

(ii) Adapt its team to the professionalism, experience and probity that are required.

(iii) Send periodic reports to management and the audit committee regarding the matters that they fulfill in their duties.

(iv) Collaborate in the investigation and analysis of activities that are suspected of being fraudulent and report the results to the CEO and the audit committee as they relate to their area of expertise.

(v) Advise management on issues related to internal controls, especially regarding the management of critical risks, critical changes in the system, critical observations regarding the presentation of information and structure.

(vi) Implement internal procedures that regulate their actions.

(vii) Verify compliance with the internal audit statute, submit consideration of the adjustments to the board and the audit committee for review and approval as well as periodical review.

(viii) Verify the proper implementation of the Company's Anti-Bribery and Anti-Corruption Policy.

19. The internal auditor or members of the internal audit department are independent and highly trained.

This practice is followed. The management body elected an audit committee in which the majority of its members are independent. The Chairman of the committee is one of the independent members.

The GAI responds functionally to the audit committee and administratively to the CEO, as indicated above. The GAI independence practices align with what is established in the Institute of Internal Auditors.

The members of the internal audit management are well versed in systems, architecture, financial, business or accounting matters and have the necessary authority to perform their tasks effectively, objectively and independently, as established in the aforementioned framework.

These members have adequate knowledge in relation to:

- Risk assessment and controls and, in particular, the risk of fraud.

- Use of technological resources for data analysis (such as ACL).

- Design of projects, realization of plans, control in the execution of works, repairs and maintenance.

The GAI has access to all the records, documents, files and other information that is necessary to carry out its work and its members have direct communication with all the people of the different areas of the organization.

The GAI has an autonomous budget to obtain the necessary resources to do its homework and to cover the corresponding expenses, including the training of its members.

In December 2024, the Institute of Internal Auditors of Argentina (IAIA) conducted an evaluation of the Company's Internal Audit function and concluded that "The Internal Audit function of Aeropuertos Argentina complies with the Standards and the Code of Ethics issued by the Institute of Internal Auditors (IIA). This level of compliance demonstrates the intention and commitment to operate in accordance with the Definition of the Profession and the Fundamental Principles of the Professional Practice of Internal Auditing."

20. The Board of Directors has an Audit Committee that acts on the basis of a regulation. The committee is mostly composed and chaired by independent directors and does not include the general manager. The majority of its members have professional experience in financial and accounting areas.

The bylaws in its article X provide that the Company must have an audit committee, which is governed by said article and by the regulations of the Audit Committee that was approved by the ordinary and extraordinary general meeting of the Company held on July 18, 2016, and modified by the board meeting of February 27, 2020, by the Capital Market Law No. 26,831 and by the regulations of the National Securities Commission.

According to the provisions of these standards, the Audit Committee must be composed of three members of the board of directors, most of whom must be independent directors. The chair of the committee must fall to an independent director. The members are appointed by the director considering his or her knowledge on business, financial and accounting issues.

The general manager is not a member of the Audit Committee.

21. The Board of Directors, with the opinion of the Audit Committee, approves a policy for the selection and monitoring of external auditors in which the indicators to be considered when making the recommendation to the Shareholders' Meeting on the conservation or replacement of the external auditor are determined.

This practice is followed. The Audit Committee has the following functions in relation to the appointment of the external auditor of the Company:

(i) Consideration of the background of the audit firm and of the regular and alternate auditors appointed by the assembly, of the independence policy and quality standards of an audit firm and of the emphasis given to its application.

(ii) Issue an opinion regarding the board's proposals for the selection, appointment, re-election and replacement of the external auditor of the Company.

(iii) Review the affidavits and inscriptions established by the CNV of both the auditing firm and the regular and alternate auditors appointed by the shareholders meeting.

(iv) Review the contents of the contracting letter of the external audit.

In turn, the Audit Committee conducts an annual evaluation of the independence of the external auditors, stating their opinion in the minutes of the said committee.

F)	ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII.	The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with regulations that prevent, detect and address serious corporate or personal failures.

XVIII.	The Board of Directors will ensure the establishment of formal mechanisms to prevent and otherwise deal with conflicts of interest that may arise in the administration and management of the company. It must have formal procedures that seek to ensure that transactions between related parties are carried out in the best interest of the company and the equitable treatment of all its shareholders.

22. The Board of Directors approves a Code of Ethics and Conduct that reflects ethical and integrity values and principles, as well as the company's culture. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the company.

This practice is followed. The Company has a new Code of Conduct (the “Code”) that was approved by the Company's board of directors at its meeting on August 7, 2018 and modified by resolution of the board of directors of June 28, 2023. The Code was communicated to all employees of the Company.

This Code is known and must be complied with by the members of the board, trustees, and members of the committees, employees and interns of the Company (the Collaborators”). It also applies to any person or entity acting as an agent, business partner, including commercial partners, representative, intermediary, consultant or acting on behalf of or providing services to the Company (“Third Parties”).

The management of the Company and the compliance management, with the assistance of the human resources department, must take the necessary measures so that all Collaborators are trained to comply with the provisions of the Code. Its purpose is to establish the guidelines that govern the ethical behavior of all Employees and Third Parties and ensure that they are observed to maintain a conduct with high professionalism and integrity, not only within the Company but also in relationships with other interested parties. All Partners of the company must sign the mission of commitment provided in The Code of Conduct.

In turn, the Company has implemented intensive trainings, a mandatory and global plan, in various formats, which includes theoretical material and practical cases. The first stage (aimed at directors, managers and airport administrators) began during the month of November 2018 and continued during the period 2019 to 2022, in which the training presented both the Integrity Program and its work axes: Code of Conduct and related policies.

The training plan on Ethics and Integrity of the Company is based on various training formats, such as face-to-face classes, e-learnings, etc.

Since 2023, the Compliance Management has formalized an Annual Compliance Training Plan, establishing training objectives across various topics and formats.

During 2024, the Company completed the Training Plan that consisted of:

-      Integrity Program for new Managers / Modality: Remote / Frequency: Quarterly

-      Awareness Activity on Diversity, Equity, and Inclusion for First-Line Management

-     Awareness Activity on Diversity, Equity, and Inclusion for Leaders (Supervisors and Managers)

-      Launch of E-Learning on Workplace Environment and Diversity, Equity, and Inclusion for Non-Executive Roles

Likewise, the monitoring of compliance with the eLearning in the Integrity Program for Managers and Non-executives continued, reaching a participation of more than 2,155 employees since its lunched.

23. The Board of Directors establishes and periodically reviews, based on the risks, size and economic capacity, an Ethics and Integrity Program. The plan is visibly and unequivocally by management who designates an internal manager to periodically develop, coordinate, supervise and evaluate the program for its effectiveness. The program provides: (i) periodic trainings to directors, administrators and employees on ethics, integrity and compliance issues; (ii) internal channels for reporting irregularities, open to third parties and adequately disseminated; (iii) a policy of protection of whistleblowers against reprisals; and an internal investigation system that respects the rights of those investigated and imposes effective sanctions on violations of the Code of Ethics and Conduct; (iv) integrity policies in bidding procedures; (v) mechanisms for periodic risk analysis, monitoring and evaluation of the Program; and (vi) procedures that verify the integrity and trajectory of third parties or business partners (including due diligence for the verification of irregularities, illegal acts or the existence of vulnerabilities during the processes of corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and intermediaries.

This practice applies. At the end of 2017, the Compliance area was created, which was restructured in 2021 in order to more clearly establish the scope of its responsibilities, as well as to promote the growth and solidity of compliance and development of the Company's Integrity Program. Company. Based on such restructuring, the Compliance Management reports directly to the CEO of the company and to the Corporate Compliance Management..

For its part, the Integrity Program focuses on the prevention and detection of corruption and fraud. In particular, it consists in implementing the necessary policies for the Company to carry out its activity in an adequate transparency framework. To this end, it works on the following axes:

(i) Promotion of ethics, transparency and integrity: carries out actions aimed at the formation and dissemination of ethical issues and internal control.

(ii) Code of Conduct: establishes the guidelines that govern the ethical behavior of all Employees and Third Parties

(iii) Complaints channel: together with the person responsible for internal auditing, it manages and tracks complaints about possible violations of the Code of Conduct.

As regards, the Board of Directors of the Company approved at its meeting on August 7, 2018 the Complaints Channel Policy, which is applicable to the Company and to all Collaborators and Third Parties

This policy states:

- the procedures applicable in the event that any individual is aware of the existence of facts contrary to the principles stipulated in the Code of Conduct of the Company;

- the treatment and monitoring that the Company will give to the complaints, and

- the protection of confidentiality and other guarantees of the complainant.

The aforementioned procedures are designed to ensure the fair treatment of the personnel involved and to protect their rights of defense against accusations.

The whistleblowing channel policy was modified by resolution of the board of directors dated June 28, 2023, incorporating the following provisions:

- The composition of the Complaints Committee is modified, establishing that it is integrated with the Compliance and Internal Audit areas.

- The presentation of the types of non-compliance as well as the guarantees offered by the channel is improved.

- A new procedure consisting of a Complaint Investigation Protocol is incorporated.

For its part, the board of directors approved the Conflict of Interest Prevention Policy at its meeting on August 27, 2018. This policy is intended to know and manage conflicts of interest. For this, it establishes a declarative regime for them, mandatory for all employees with hierarchical positions and for all those who perform their tasks in specific risk areas.

During 2020 this policy was updated incorporating as a possible risk the links with Public Officials in its definition and the updating of the forms that incorporate this figure. Additionally, changes related to the responsibilities of the areas in compliance with the standard were incorporated.

For its part, at the meeting of June 28, 2023, this policy was modified again in order to extend it to third parties that are related to the Company and to establish that in the case of collaborators who belong or may belong to the same area or with a direct or indirect level of reporting, any family relationship will be considered a family member, regardless of the degree of consanguinity. In addition, the scope is adjusted and the recertification period is modified.

Regarding compliance with the submission of sworn statements, a compliance level of 95% was achieved based on the AA2000 personnel payroll covered. It is necessary to, highlight that during 2022 the recertification was carried out through the enabled digital tool.

Additionally, the Company, through its Policy for the Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or with its controlling, controlled or related companies, and with the operations with securities based on such information, in order to protect the interests of investors.

The Policy on Gifts and Hospitality and Donations, approved on September 21, 2018, aims to regulate the giving and receiving of gifts and hospitality, as well as making donations and charitable contributions, transparently in work activities, without obtaining undue advantages, to ensure the construction of integrity relationships.

During the year 2020 the policy was modified, updating the provisions of art. 5 inc. c) of Law No. 27,504 on Financing of Political Parties and incorporating Annexes.

Likewise, said policy was modified in terms of the reporting structure at the board meeting of December 6, 2022 and then at the board meeting on June 28, 2023.

In this last meeting:

- The title was modified (Gifts, Entertainment, and Donations Policy

- The express prohibition of offering gifts and entertainment to Public Officials was incorporated.

- New verification rules were incorporated prior to giving and/or receiving gifts and entertainment (e.g. that it be transparently documented).

- The reference value was increased, from which prior approval must be required (from US$ 100 it is increased to US$ 200).

- The authorization amount for donations when they are within POA was increased to u$ 10,000 (previously it referred to u$ 5,000).

During 2024, due diligence was performed on 145 donations and charitable contributions and review of 22 gift declarations.

On the other hand, at the board meeting on June 28, 2023, the specific Anti-Bribery and Anti-Corruption Policy was approved. This policy seeks to avoid non-compliance with anti-corruption and anti-bribery laws, regulating related aspects (public officials, third parties, gifts, entertainment and donations, due diligence, etc.).

At the board meeting on March 8, 2024, the Diversity, Equity and Inclusion Policy was approved, which is part of the framework of the Company's purpose of facilitating the connections of people, goods and cultures to contribute to a better world, and of its commitment to respect people and human rights.

It is the intention of the company to operate in a safe environment, where all people can perform in a climate of respect, integrity and justice, regardless of any consideration of gender, origin, age, religion, nationality, sexual orientation or any other characteristic not related to performance. This is vital to continue growing as an organization and as a team. This policy seeks to provide clarity on the principles and behaviors that honor the commitment to respect, protect and promote rights in line with equal opportunities in society.

Finally, the Company has comprehensive risk management policies and has risk management procedures for different areas oriented to the conceptual framework of the Committee of Sponsoring Organizations of the Treadway Commission (C.O.S.O).

24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy that establishes the role of each corporate body and defines how those harmful transactions are identified, managed and disclosed to the company or only to certain investors.

This practice applies. The Code of Conduct of the Company establishes that all Employees must avoid situations that present or may present a conflict, between their personal interests and the interest of the Company. In order to circumvent this, the Company urges the open disclosure of this type of information.

For its part, as explained in the previous point, the Board of Directors, at its meeting on August 27, 2018 approved the Conflict of Interest Prevention Policy that aims to establish a mandatory declarative regime, and set the guidelines on the behavior that employees must assume when a conflict of interest is presented, classifies them as real and potential, and establishes the routes of action to follow in case of a conflict of interest.

The Code of Conduct of the Company establishes the protection and limits the disclosure of confidential records to those with a strict need for knowledge. Similarly, the disclosure of information that commits the Company to third parties and / or talks about it in public areas should be avoided. The Company, through its Policy of Prevention of the Misuse of Privileged Information regulates the use of non-public information obtained through relations with the Company or its controlling, controlled or related companies and with operations with securities values based on such information.

The regulation of the audit committee provides for the procedure to be followed in the case of transactions with related parties. In this sense, it consists of:

1) Prior to the conclusion of an agreement with a Related Party for a Relevant Amount, the Vice President of the Company has to inform the audit committee and forward the documentation requested for its review according to normal and usual market conditions between independent parties.

2) The audit committee may request the additional information it deems necessary and, where appropriate, hire experts to that effect.

3) The intervention of the audit committee has to be in these cases prior to treatment and board approval.

The main operations carried out by the Company with companies included in article 33 of Law No. 19,550 and / or with other related parties are set forth in the corresponding notes of the audited financial statements of the Company, whether it is accounting documentation for intermediate or annual periods.

On the other hand, the Company has issued negotiable obligations and signed syndicated loans (and their successive modifications) for which it has committed personally and by its subsidiaries, directly or indirectly, not to carry out or allow the continuation of any activity, business, agreement or other operation with an affiliate or any director, officer or employee of the Company (or any of its relatives), any of its subsidiaries or any affiliate of any of them (either in a single operation or in a series of related operations), unless such activity , business, agreement or other operation be:

(i) in terms at least as favorable to the Company (or said subsidiary) that those that the Company (or said subsidiary) could obtain in comparable transactions in market conditions with persons not affiliated with the adequate financial and technical capacity to carry out the operation; stipulating that in respect of any operation (or series of related operations) that involves total payments or transfers of goods or services with a fair value greater than: (a) US $ 10,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent proof that said operation was approved in advance by a majority of the members (including a majority of the non-independent members) of the Board of Directors of the Company and / or said subsidiary (as applicable), and (b ) US $ 50,000,000 (or its equivalent in any other currency), the Company must deliver to the issuing agent an opinion of an independent appraiser regarding the suitability of said operation for the Company or said subsidiary from a financial point of view ;

ii) for the payment of reasonable fees and other remunerations paid and any compensation provided to officers, directors, employees, consultants or representatives of the Company or any of its subsidiaries as determined in good faith by the Company or its relevant subsidiary;

(iii) for loans and advances by the Company or any of its subsidiaries to any of its directors, officers and employees for expenses of transfer, representation and relocation, in each case made in the ordinary course of business and for an amount not exceeding to US $ 1,000,000 (or its equivalent in any other currency) in total pending at any time;

(iv) a restricted payment allowed by the terms and conditions of the negotiable obligations;

(v) a permitted investment recorded in the terms and conditions of negotiable obligations;

(vi) between fully controlled subsidiaries of the Company;

(vii) an operation under the Technical Assistance Contract once it has been reestablished; or

(viii) a sale of new capital stock of the Company or any of its subsidiaries issued to a person other than the Company or any of its subsidiaries, any contribution (except for the Company or any of its subsidiaries) to the capital of the Company or any of its subsidiaries or (except for debt held by the Company or any of its subsidiaries) the conversion into or exchange of any debt for subordinated debt or share capital of the Company or any of its subsidiaries.

For the purposes of this rule, affiliated are the holders (direct or indirect) of representative capital stock of 10% or more of the share capital of a person.

G)	PARTICIPATION OF SHAREHOLDERS AND INTERESTED PARTIES

Principles

XIX.	The company must treat all Shareholders equitably. It must guarantee equal access to non-confidential and relevant information for the assembly decision of the company.

XX.	The company must promote the active participation and with adequate information of all the Shareholders, especially in the formation of the Board of Directors.

XXI.	The company must have a transparent Dividend Distribution Policy that is aligned with the strategy.

XXII.	The company must take into account the interests of its stakeholders.

25. The company's website discloses financial and non-financial information, providing timely and equal access to all Investors. The website has a specialized area for the attention of inquiries by investors.

This practice is followed. The company discloses financial information through the website of the National Securities Commission 1. In turn, the Code of Conduct and the contact information for inquiries of investors and the general public are published on the Company's website 2. The Company has an Investor Relations Officer, who is, in turn, the Company's Market Relations Officer.

26. The Board of Directors must ensure that there is a procedure for identification and classification of its stakeholders and a communication channel for them.

This practice is followed. The Company has an institutional website of free access, in which the different groups of interested parties can enter and access information of various kinds related to the Company (including the financial information that is available through a link to the CNV). The site is: www.aeropuertosargentina.com.

Additionally, the web page allows the contact of the interested parties with the Company, through forms designed for this purpose. Information transmitted by electronic means responds to the highest standards of confidentiality and integrity.

Finally, it is worth mentioning that the Company has a Sustainability Report that communicates the main economic, social and environmental impacts through this tool that is the most used by companies and is prepared following the guidelines of the Global Reporting Initiative (GRI) Standards Guide, which is a recognized standard in transparency and accountability. The digital version of this report can be found on the same website.

1 http://www.cnv.gov.ar/SitioWeb/Empresa/Empresa/30696170580

2 https://www.aeropuertosargentina.com/Contacto

27. The Board of Directors sends to the Shareholders, prior to the holding of the Meeting, a “provisional information package” that allows the Shareholders - through a formal communication channel - to make non-binding comments and share dissenting opinions with the recommendations made by the Board of Directors. The latter having to, when sending the final package of information, expressly issue on the comments received that it deems necessary.

This practice is followed. The board of directors must ensure the informed participation of the shareholders in the general meetings and, consequently, adopt the measures it deems appropriate so that the general meeting can effectively exercise the powers conferred under the law and the bylaws.

In particular, the board of directors makes available to the shareholders, prior to the general meeting, all information required by law. Although the shareholders meeting does not have an operating regulation, it is a rule that all shareholders have at their disposal all the documentation to be treated by the assembly well in advance.

Being a closed company, which has five shareholders and all of them have representation on the board of directors, the shareholders have full knowledge of all the issues to be dealt with by the meeting. In turn, everyone has the opportunity to ask questions to the board of directors and include points to be discussed on the agenda of the assemblies. For the most part, the assemblies are held unanimously, that is, with the participation of all shareholders and they are fully informed of the issues to be discussed.

28 The bylaws of the company consider that the Shareholders can receive the information packages for the Shareholders Assembly through virtual media and participate in the Assemblies through the use of electronic means of communication that allow the simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of participants.	This practice does not apply. The Company's bylaws do not provide for the participation of remote shareholders, notwithstanding which, as explained in the previous point, since there are only five shareholders, all have the possibility of attending the meetings and exercising the corresponding rights. The vast majority of assemblies are held unanimously.
29. The Dividend Distribution Policy is aligned with the strategy and clearly establishes the criteria, frequency and conditions under which dividend distribution will take place.

This practice does not apply. The Company does not have a written dividend distribution policy.

The negotiable obligations issued by the Company and the loans of its financial debt include restrictions on dividend payments until they are settled. However, the terms and conditions of such debt allow dividend payments as long as certain requirements are met.

Pursuant to the provisions of the issuance conditions of negotiable obligations and the CNV regulations, in the event of realized and liquid gains, the result of the year may be allocated to the distribution of dividends within the limits established, or to the constitution of optional reserves.

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company name: Aeropuertos Argentina 2000 S.A.

Separate Financial Statements

Corresponding to

Fiscal Year No. 27 commenced on January 1, 2024

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 15)

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in
	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

1

Separate Statements of Comprehensive Income

For the years ended at December 31, 2024 and 2023

		12.31.2024	12.31.2023
	Note	Millions of $
Continuous Operations
Sales income	3	908,808	951,191
Construction income		160,279	163,708
Cost of service	4.1	(595,851)	(571,122)
Construction costs		(160,005)	(163,503)
Income for gross profit for the year		313,231	380,274
Distribution and selling expenses	4.2	(56,352)	(54,545)
Administrative expenses	4.3	(42,920)	(38,318)
Other income and expenses, net	5.1	18,110	12,637
Operating profit for the year		232,069	300,048
Finance Income	5.2	(111,649)	127,020
Finance Costs	5.3	433,988	(429,466)
Result from exposure to changes in the purchasing power of the currency		(25,022)	(68,120)
Result of investments accounted for by the equity method		(1,966)	647
Income before income tax		527,420	(69,871)
Income tax	5.4	(235,453)	90,357
Income for the year for continuous operations		291,967	20,486
Net Income for the year		291,967	20,486
Other comprehensive income		-	-
Comprehensive Income for the year		291,967	20,486

Income per share basic and diluted attributable to shareholders of the Company during the year (shown in $ per share) from continuous operations	19	1,127.2857	79.0965

The accompanying notes are an integral part of these Separate Financial Statements.

2

Separate Statements of Financial Position

At December 31, 2024 and 2023

		12.31.2024	12.31.2023
	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method	6	1,467	3,502
Intangible Assets	7	1,958,515	1,907,617
Rights of use		4,418	6,829
Other receivables		43,956	39,836
Investments		49,747	93,752
Total Non-Current Assets		2,058,103	2,051,536
Current Assets
Other receivables	9.1	22,752	9,609
Trade receivables, net	9.2	93,882	97,011
Investments	9.3	22,254	52,536
Cash and cash equivalents	9.4	105,511	157,190
Total Current Assets		244,399	316,346
Total Assets		2,302,502	2,367,882
Shareholders’ Equity and Liabilities
Equity attributable to majority shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		137,875	137,875
Legal and facultative reserve		743,368	808,125
Retained earnings		291,967	20,486
Subtotal		1,173,606	966,882
Liabilities
Non-Current Liabilities
Provisions and other charges	11	7,227	13,355
Financial debts	8	558,913	1,092,742
Deferred income tax liabilities		302,692	67,239
Lease liabilities		2,113	7,648
Accounts payable and others	9.5	968	2,034
Total Non- Current Liabilities		871,913	1,183,018
Current Liabilities
Provisions and other charges	11	44,504	36,944
Financial debts	8	83,688	44,792
Lease liabilities		2,714	4,627
Accounts payable and others	9.5	114,118	116,582
Fee payable to the Argentine National Government	10	11,959	15,037
Total Current Liabilities		256,983	217,982
Total Liabilities		1,128,896	1,401,000
Total Shareholder’s Equity and Liabilities		2,302,502	2,367,882

The accompanying notes are an integral part of these Separate Financial Statements.

3

Separate Statements of Changes in Equity

At December 31, 2024 and 2023

	Attributable to majority shareholders
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total
	Millions of $
Balance at 01.01.24	259	137	137,875	27,468	776,738	3,919	20,486	966,882
Resolution of the Meeting of April 26, 2024 - Constitution of reserves (Note 18)	-	-	-	147	20,339	-	(20,486)	-
Resolution of the Assembly of October 31, 2024 - Distribution of dividends (Note 17)	-	-	-	-	(85,558)	-	-	(85,558)
Compensation plan	-	-	-	-	-	315	-	315
Net Income for the year	-	-	-	-	-	-	291,967	291,967
Balance at 12.31.2024	259	137	137,875	27,615	711,519	4,234	291,967	1,173,606

Balance at 01.01.23	259	137	137,875	23,300	655,873	3,431	125,033	945,908
Assembly Resolution of April 26, 2023 – Constitution of reserves (Note 18)	-	-	-	4,168	120,865	-	(125,033)	-
Compensation plan	-	-	-	-	-	488	-	488
Net Income for the period	-	-	-	-	-	-	20,486	20,486
Balance at 12.31.2023	259	137	137,875	27,468	776,738	3,919	20,486	966,882

The accompanying notes are an integral part of these Separate Financial Statements.

4

Separate Statements of Cash Flow

At December 31, 2024 and 2023

		12.31.2024	12.31.2023
	Note	Millions of $
Cash Flows from operating activities
Net income for the year		291,967	20,486
Adjustment for:
Income tax		235,453	(90,357)
Amortization of intangible assets	7	109,381	101,282
Depreciation right of use	4	2,410	3,821
Bad debts provision	4	3,476	1,899
Specific allocation of accrued and unpaid income		11,959	15,037
Income of investments accounted for by the equity method	6	1,966	(647)
Result from sale of investments accounted for using the equity method		(404)	-
Compensation plan		315	488
Accrued and unpaid financial debts interest costs	8	56,016	60,464
Accrued deferred revenues and additional consideration	11	(18,986)	(13,480)
Accrued and unpaid Exchange differences		(358,817)	319,562
Litigations provision	11	1,033	1,100
Inflation Adjustment		(70,465)	19,271
Changes in operating assets and liabilities:
Changes in trade receivables		(52,808)	(78,467)
Changes in other receivables		(43,565)	(19,272)
Changes in commercial accounts payable and others		60,616	83,741
Changes in provisions and other charges		9,938	1,550
Changes in specific allocation of income to be paid to the Argentine National State		(6,905)	(11,912)
Increase of intangible assets		(160,279)	(163,708)
Net cash Flow generated by operating activities		72,301	250,858
Cash Flow for investing activities
Acquisition of investments		(36,109)	(127,644)
Investments collection		29,559	2,759
Others		17	-
Net Cash Flow applied to investing activities		(6,533)	(124,885)
Cash Flow from financing activities
New Financial debts	8	30,562	12,469
Payment of leases		(3,150)	(3,031)
Financial debts paid- principal	8	(59,467)	(84,529)
Financial debts paid- interests	8	(49,940)	(55,144)
Dividend payment	11	(39,303)	-
Net Cash Flow applied to financing activities		(121,298)	(130,235)
Net decrease in cash and cash equivalents		(55,530)	(4,262)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year		157,190	172,101
Net decrease in cash and cash equivalents		(55,530)	(4,262)
Inflation adjustment generated by cash and cash equivalents		50,967	(22,184)
Foreign Exchange differences by cash and cash equivalents		(47,116)	11,535
Cash and cash equivalents at the end of the year		105,511	157,190
Transactions that do not involve the movement of cash and cash equivalents:
Payment of dividends	11	(16,126)	-

The accompanying notes are an integral part of these Separate Financial Statements.

5

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the PFIE of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

6

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Likewise, it filed a lawsuit in the case AEROPUERTOS ARGENTINA 2000 SA v. ORSNA - RES 56/23 RE: KNOWLEDGE PROCESS, File No. CAF 032610/2023, based on the agreements executed and approved in File No. 56.695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the PFIE of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case.

On December 9, 2024, the ORSNA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the PFIE corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof. Pursuant to the request made by the parties, procedural deadlines of the judicial action aforementioned are suspended until June 30, 2025.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

1.1. Consideration payable to the Argentine National Government

Under the terms of the Concession Agreement, the Company is required to, on a monthly basis; allocate an amount equal to 15% of the revenues derived from the Concession, as follows:

-	11.25% of total revenues to a trust for funding infrastructure works of the NAS. 30 % of such funds will be contributed directly to the National Social Security Administration (ANSES). The Secretary of Transportation, with previous authorization from the ORSNA, will determine the works in any airport of the country whether at airports under the concession agreement or not. The Company could present the ORSNA proposed works projects which, together with ORSNA´s proposals will be presented to the Secretary of Transportation who will decide upon the use of the trust funds.

7

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.1. Consideration payable to the Argentine National Government (Contd.)

-	1.25% of total revenues to a trust fund to study, control and regulate the Concession, which is to be administered and managed by the ORSNA.

-	2.5% of total revenues to a trust for funding of investments for the “A” Group of the NAS.

The Company may settle its obligations to contribute funds to the trust through the assignment of receivables whose cause and/or title originate from the provision of aeronautical and/or airport services within the framework of the concession, subject to prior intervention by the Secretary of Transport and prior authorization from ORSNA.

1.2. Tariff schedule

The Concession Agreement establishes the maximum rates that the Company may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft charges, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.

Under the Concession Agreement, the ORSNA must annually review the PFIE of The Company in order to verify and preserve the equilibrium of the variables on which it was originally based. The main factors that determine economic equilibrium are the payments to the Argentine National Government, the fees charges to Airlines and passengers for aeronautical services, commercial revenues, investments the Company is required to make under the concession, The ORSNA determines the adjustment to be made to these factors to achieve economic equilibrium through the term of the concession. The only factor that has been adjusted in the past has been the fees the Company charges for aeronautical services and additional investment commitments.

As of 2012, the ORSNA has reviewed the PFIE through Resolution 115/12, dated November 7, 2012, Resolution 44/14 dated March 31, 2014, Resolution 167/15 dated November 20, 2015 and Resolution 100/2016 dated November 25, 2016; Resolution Nº 75/19 dated September 11, 2019 and Resolution Nº 92/19 dated October 21, 2019.

Following the increase of tariffs granted by the National Government in 2014, a new account was created “Trust Account for the Reinforcement of Investments of Group A”.

By resolution RESFC-2023-83-APN-ORSNA#MTR dated November 30, 2023, the ORSNA ordered the closure of said account and established that (i) the Company must guarantee the completion of the works in progress and those pending completion that are incorporated in the Financial Programming of the Affected Asset called “Trust Account of the Specific Affected Asset for the Reinforcement of Substantial Investments of Group A”; (ii) the funds deposited in the account, as well as the funds owed to it by the Company, will be transferred to the “Equity of Affection for the Financing of works in the airports that make up Group a of the SNA” and will be considered as an investment. additional direct investment to the sums in pesos that the Society should deposit in the FIDE 2014 account, adding to the expenditure planned as direct investment for the years 2024-2027.

8

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.2. Tariff schedule (Contd.)

By resolution RESFC-2023-81-APN-ORSNA#MTR dated November 16, 2023, the ORSNA modified the TUAI of the “MyD” Airport. Carlos Eduardo Krause” of the City of Puerto Iguazu, Province of Misiones, for direct international flights that originate at the Airport of the City of Puerto Iguazú with an international destination directly without connection with other national airports, setting it at the sum of U $D 15 for tickets issued from the day following publication in the Official Gazette to be used from 01/01/2024.

Pursuant to the Technical Conditions for the Extension, the ORSNA resolved to readjust the Tariff Table duly approved by Resolution ORSNA No. 93/19, ordering the increase in the rate for use of domestic air stations by the following resolutions RESFC-2021-04-APN-ORSNA#MTR, dated January 13, 2021, resolution RESFC-2021-83-APN-ORSNA#MTR, dated December 29, 2021, RESFC-2022-98-APN-ORSNA#MTR, dated December 16, 2022, RESFC-2023-84-APN-ORSNA#MTR, dated November 30, 2023, and RESFC-2024-29-APN-ORSNA#MTR, dated December 9, 2023. October 2024.

1.3. Committed capital investments

The Company executed the capital investments committed in the investment plan presented with the Memorandum of Agreement for the period corresponding to 2006-2028.

In order to strengthen the airport system, new investments were established, listed in Annex I of the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; and 2024-2027.

The ORSNA will be the one who will assign the execution priorities within each period according to the financial goals established in the PFIE.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. The Company is required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

The mandatory capital expenditure (CAPEX) program for expansion projects was agreed at U$S606.5 million (VAT included), divided into two phases: i. Phase 1: U$S406,5 million until 2024 completed ii. Phase 2: annual investments of U$S50 million from 2024 to 2027 totaling U$S200 million.

Investments at December 31, 2024 (1)	Phase I	Phase II
Preferred shares	174	-
Executed works	232	52
Remaining investments	-	148
Status	Completed	In progress

Phase 1 of the U$S406.5 million commitment was fulfilled in May 2024. Additionally, the amount corresponding to Phase II for the year 2024 has already been met in 2024.

The investments made during the fiscal years ending December 31, 2022, 2023 y 2024 are currently under review by ORSNA.

9

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.3. Committed capital investments (Contd.)

The investment between 2028 and 2038 will be defined based on the operational needs of Aeropuertos Argentina, considering the economic balance of the concession

In order to guarantee the completion of the works, the Company has contracted a surety insurance.

In August 2011, the Asociación de Superficiarios de la Patagonia (ASSUPA) started a civil action against the Company in a federal court in the Autonomous City of Buenos Aires according to Environmental Law N° 25.675, requesting the remediation of liabilities that eventually caused environmental damage in airports concessioned.

To date, the Court has appointed as expert the University of La Plata to conduct the research related to the remedial Works requested. ASSUPA obtained a precautionary measure to guarantee the execution of works for $97.4 million. Such works do not constitute a contingency, in case of execution they should be considered as included in the contract investments plan.

1.4. Transfer of assets used to provide the services

At the end of the Concession, the Company shall transfer to the Government, free of charge, all assets in use until that date for the provision of services to ensure continuity of the rendering of services either by the Government or a future concessionaire under the same conditions, and with the same quality standards.

1.5. Guarantee for fulfillment of the Concession Contract

It was agreed that a guarantee might be offered, to the satisfaction of ORSNA consisting in the pledge of securities, property and/or real estate mortgages, as well as surety bonds.

In order to comply with this clause, the Company has set up a surety bond.

1.6. Insurances

Additionally, the Company shall enter into a civil liability insurance policy for a minimum amount of $ 300 million.

The company has contracted insurance for U$S 300 million.

10

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

1.7. Limitations to the transfer of shares

The shares in The Company cannot be pledged without prior authorization of the ORSNA.

Under the Concession Agreement, the Company is required to maintain, at all times, a technical expert. Under the Concession Agreement, any shareholder who has held at least 10.0% of the capital stock for a minimum of five years is considered a technical expert.

It is established that the Company cannot merge or spin off during the term of the Concession Agreement.

1.8. Withdrawal and Compensation of Claims

Through the approval of the Memorandum of Agreement, the definitive resolution of the mutual claims between the National State and Aeropuertos Argentina 2000 S.A. was agreed. This was accredited before ORSNA on January 4, 2021.

The Company withdrew from the claims, appeals and lawsuits filed or in progress against the National State. Likewise, the ORSNA withdrew the executive lawsuit initiated against the Company for the non-payment of the canon.

As a result of the agreed and the commitments assumed in the “Technical Conditions of the Extension”, approved by Decree 1009/20, the company withdrew from the administrative and judicial actions against the National State, the ORSNA and their decentralized entities.

In relation to the judicial case where the economic-financial reviews approved by ORSNA Resolutions Nos. 75/19 and 92/19, ended with the judicial approval of the agreements reached approved by the aforementioned Decree. On December 30, 2021, in the same judicial file, ORSNA Resolution No. 60/21 dated September 23, 2021 was judicially approved, by which the Regulatory Body approved the content of the minutes signed with the Company in the dates August 03, 2021 and September 02, 2021.

The Company paid all amounts imposed by ORSNA as fines prior to the extension of the concession.

NOTE 2 – ACCOUNTING POLICIES

These Separate Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on March 6, 2025.

11

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

The NSC through article 1 of Chapter III of Title IV of the NSC Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 (and its modifications) of the FACPCE, that adopt the IFRS, issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

1) Comparative Information

The comparative information included in these financial statements was extracted from the Separate Financial Statements of The Company as of December 31, 2023, timely approved by the Company’s Board and Shareholders and restated at the closing currency at December 31, 2024, based on the application of IASB 29 (see Note 2.22).

2) Controlled Companies

An investor controls an investee when he is exposed to, or has the right to, variable returns from his involvement in the investee and has the ability to influence those returns through his power over the investee. Controlled companies are consolidated from the date on which control is transferred and are excluded from the date on which such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

At December 31, 2024, The Company has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 12.31.24
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	873	(2,843)	867
Cargo & Logistics S.A.	1,614,687	98.63%	1	(1)	1
Aero Assist Handling S.A.U. (3)	100,000	100%	57	69	-
Paoletti América S.A.	6,000	50.00%	-	-	-
Texelrío S.A.	84,000	70.00%	849	809	599
Villalonga Furlong S.A. (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustment under IFRS accounting standards for the preparation and presentation of these financial statements.

(3)	The Company sold 100% of its share package during the current year.

(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

12

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency, that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Intangible Assets

The Company has recognized an intangible asset that represents the right (license) to charge users for the service of airport concession. Such intangible asset is registered at cost restated at closing currency minus the accumulated amortization which is amortized in a straight line during the term of the concession.

Our Concession Agreement is accounted for in accordance with IFRS based on the principles outlined in IFRIC 12 “Service Concession Arrangements.” Under IFRIC 12, our Concession Agreement is a “build-operate- transfer” arrangement, under which we develop infrastructure to provide public services and, for a specific period, operate and maintain such infrastructure. Infrastructure is not recognized as PP&E, because we have the right to charge fees for services provided to users during the period of the Concession Agreement.

Acquisitions correspond, according to the terms of the Concession contract, to the improvement of existing infrastructure assets to increase their useful life or capacity, or to the construction of new infrastructure assets.

13

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

4) Intangible Assets (Contd.)

The assets subject to amortization are reviewed for depreciation when the events or changes in the circumstances indicate that the book value cannot be recovered. The loss for depreciation is recognized for the amount by which the accounting value of the asset exceeds its recovery value. For the purpose of depreciation testing, the assets are grouped at the lowest level for which there are identified cash flows.

5) Rights of Use

The Company has recognized an asset for the right of use born from the leases of offices and deposits. Said asset is recorded at the present value of the payments defined in the lease contract restated in the closing currency minus accumulated amortization (amortizes in a straight line over the lease term).

6) Sales receivables and other receivables

Trade accounts receivable and other credits are initially recognized at their fair value and subsequently at their amortized cost using the effective interest method less the provision for expected losses, if applicable.

7) Investments

The investments consist mainly of investments in negotiable obligations and public debt instruments, with original maturity greater than three months from the date of acquisition

Negotiable obligations and mutual investment are valued at cost plus accrued interest.

All purchases and sales of investments are recognized on the settlement date, which does not differ significantly from that of contracting, date on which the Company undertakes to buy or sell the investment.

The results from financial investments, both by quote difference and by exchange difference, are recognized in the “Financial income” in the Statement of Comprehensive Income.

The fair value of listed investments is based on current offer prices. If the market for a financial investment is not active or the securities have no quotation, the Company estimates the fair value according to standard valuation techniques.

8) Cash and cash equivalents

Cash flows cash and cash equivalents include cash in hand, time deposits in financial entities, other short-term highly liquid investments with an original maturity of three months or less and bank overdrafts. In the statements of financial position, bank overdrafts, if any, are shown within borrowings in current liabilities. In the case of mutual funds, they are valued at the closing price.

14

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

9) Capital Stock

Ordinary, non-endorsable shares of $ 1 par value represent the capital stock. The share premium includes the difference in the price charged over the nominal value of the shares issued by the Company. The adjustment that arises from the restatement to the closing currency is exposed as "Adjustment of capital".

10) Provisions and other charges

Provisions are recognized in the financial statements when:

-	The Company has a present obligation (legal or constructive) as a result of past events,

-	It is probable that an outflow of resources is required to settle such obligation and

-	The amount can be reliably estimated

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation considering the best available information at the time of the preparation of the consolidated financial statements and are reassessed at each closing date.

11) Financial debt

Borrowings and other financial liabilities are initially recognized at fair value, net of direct transaction costs incurred. Subsequently, borrowings are carried at amortized cost using the effective interest method. Borrowings are classified under current liabilities if payment is expected within a year.

In the case of debt renegotiations, if the exchange of debt instruments between the financial creditor and the Company is concluded under substantially different conditions or involves a substantial modification of the conditions, considering both quantitative and qualitative factors, the existing financial liability is derecognized as an extinguishment of the original liability and a new liability is recognized. Otherwise, the original liability should not be extinguished, but should be considered as a modification, adjusting its measurement in relation to the new terms and conditions.

12) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation

Income tax expense for the year comprises current and deferred income tax and is recognized in the Statement of Comprehensive Income.

Deferred income tax is recognized using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts.

Deferred assets and liabilities are measured at the tax rate expected to apply in the period in which the asset is realized or the liability settled, based on the tax laws enacted or substantially enacted at the end of the year. Under IFRS, the deferred tax assets (liabilities) are classified as non-current assets (liabilities). Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

15

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

13) Current and deferred income tax – Tax revaluation – Adjustment for tax inflation (Contd.)

Deferred income tax is provided on temporary differences derived from the investments in subsidiaries and associates, except for deferred income tax liability where the Company controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxing authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

To determine the net taxable income at the end of the years ended at December 31, 2024 and 2023, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $92,387 million and $201,186 million respectively was incorporated into the tax result. At December 31, 2024 and 2023, the variation of the General Level Consumer Price Index (CPI) exceeded 100% in the 36-month period ending fiscal years 2024 and 2023.

13) Leases

Assets acquired through leasing are recorded as assets either under "Intangible assets" or under "right of use", depending on the nature of the leased object, and are initially valued at the present value of future minimum payments or at their fair value if It is lower, reflecting in the liability the corresponding debt with the lessor. The financial cost is accrued based on the effective rate and is included within “Financial costs”.

Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

In the case of short-term leases or low-value leases (less than twelve months), the Company has chosen not to recognize an asset, but rather recognizes the expense on a straight-line basis during the term of the lease for the fixed income part. Variable or contingent income is recognized as an expense in the period in which payment is probable, as are increases in fixed income indexed by a price index.

The lease liabilities maintained with financial institutions, given the nature of the creditor, are disclosed within the “Financial debt” category; instead, those contracts of leases held with creditors with a purely commercial activity are disclosed as “Lease liability”.

16

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

14) Accounts payable and others

Accounts payable and others are obligations to pay for goods and services that have been acquired in the ordinary course of business. Accounts payable are classified in current liabilities if payment is due within one year or less. Accounts payable are initially recognized at fair value and subsequently measured at their amortized cost using the effective interest method.

Unpaid salaries, vacations and bonuses, with their respective social security contributions, as well as severance bonuses and restructuring compensation are recognized at fair value.

15) Dividend distribution

The distribution of dividends to the Company shareholders is recognized as a liability in the financial statements in the year the dividends are approved by the shareholders.

16) Revenues

Revenue is recognized when control over a good or service is transferred to the customer and, therefore, when the latter has the ability to direct the use and obtain the benefits of the good or service. Revenue is recognized over time or at a point in time when (or to the extent that) the Company meets its obligations by transferring the promised goods or services to its customers.

The Company generates revenues from the following activities:

a) Aeronautical services provided to users and aeronautical operators in the airports. Main aeronautical services include passenger use fees, aircraft landing fees and aircraft parking fees;

b) Non- Aeronautical revenues mainly obtained from commercial activities within the airports. Main non-aeronautical revenues include warehouse usage, use of space, car parking, etc.

Revenues for use of space by retail stores can be either contracted as a fixed or variable amount.

17

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

16) Revenues (Contd.)

Revenue for contracts with clients is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the sale of services, stated net of discounts and value added taxes. The Group recognizes revenues in the period the services are rendered, when the amounts can be reliably measured, when it is likely that future economic benefits will flow to the entity and when the specific criteria for each of the activities has been met, as previously mentioned.

The Company performs construction activities as part of the obligations derived from the investment plan established in the Concession Agreement mentioned in Note 1. In accordance with IFRIC 12 paragraph 14, the company recognizes construction revenues and costs during the construction period. Revenue from construction services equals the costs of construction or improvement plus a reasonable margin.

The Company recognizes contractual liabilities for consideration received in respect of future performance obligations and reports these amounts as other liabilities in the Consolidated Statement of Financial Position. Similarly, if the Company satisfies a performance obligation before the consideration is received, the Company recognizes a contractual asset or a receivable in its Consolidated Statement of Financial Position, depending on whether more than the passage of time is required before the consideration becomes payable.

17) Presentation of expenses

The Company presents the consolidated statement of comprehensive income by classifying expenses according to their function as part of the lines “Cost of sales”, “Distribution and marketing expenses” and “Administrative expenses”. The accounts that accumulate monetary transactions that occurred throughout each fiscal year were computed at their nominal value restated in the closing currency.

Charges for consumption of non-monetary assets (depreciation, amortization, residual value of disposals of fixed assets and intangible assets, etc.) were determined based on the amounts of such assets, restated in accordance with the provisions of Note 3.24.

The cost of services is mainly composed of salaries and social security contributions, cost of construction and maintenance services, airport concession fees, amortization of intangible assets related to the concessioned asset, service charges, fuel costs, royalties, and usage fees, airport operating costs and other miscellaneous expenses.

Distribution expenses, marketing expenses and administrative expenses related to the continuity of operations consist mainly of taxes, salaries and social contributions, amortization and depreciation, public services, office expenses, catering and replacement provisions, maintenance costs, advertising expenses, insurance costs, service costs, bad debt expenses and other miscellaneous items.

18

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

18) Other income and expenses

It mainly includes the revenues from the Strengthening Trust that arise as consideration for having the concession of the "A" Group of airports of the National Airport System for which the Company assigns to the Government 15% of the total revenues of the concession. 2.5% of said income is used to finance the investment commitments of The Company corresponding to the investment plan under the concession contract through a trust in which The Company is the trustor.

BNA, the trustee; and the beneficiaries are The Company and builders of the works of the airports. The funds in the trust are used to pay the creditors of certain infrastructure works in the airports of Group A. According to IAS 20, the benefit received by the Company qualifies as an income subsidy, which is recognized on a monthly basis at a. reasonable value since there is certainty that this benefit will be received.

19) Financial income and costs

The financial results are presented separately as generated by assets (income) and liabilities (costs), and mainly include exchange differences, difference in the price of securities or mutual funds and interests.

20) Changes in accounting policies and disclosures

There are no changes in the Group's accounting policies as of the changes in accounting standards and interpretations issued by the IASB that are effective as of January 1, 2024.

21) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Group accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Consolidated Financial Statements for the year ended December 31, 2024 and are mentioned in Note 24.

22) Compensation Plan

During fiscal years 2024 and 2023, CAAP decided to grant a compensation plan to the management level of The Company. It corresponds to a payment plan based on CAAP shares, which will be responsible for them. In this sense, the cost of the aforementioned plan has been recorded in "Salaries and social charges", both in "Costs of sales" and "Distribution and marketing expenses", depending on the nature of the employee. Likewise, the value of the shares to be issued by our parent company was recorded as a counterpart, in "Other reserves" within the Company's equity.

19

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Individual Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

20

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index.

All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC. As of December 31, 2024, the price index amounted to 7,694.0075, with a year-on-year inflation of 118%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, if such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index.

The loss or gain on the net monetary position will be included in the net comprehensive income for the year being reported, disclosing this information in a separate item.

The following is a summary of the methodology used for the preparation of these Consolidated Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

21

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of December 31, 2024. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of December 31, 2024, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Statements of Comprehensive Income have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of December 31, 2024, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account;

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

22

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 2 – ACCOUNTING POLICIES (Contd.)

23) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income depending on whether they are generated by monetary assets or liabilities, respectively.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

24) New standards and amendments

The Company has adopted the following standards and interpretations that have become applicable for the year beginning on January 1, 2024:

- Amendments to IAS 1, non-current liabilities including covenants.

- Amendments to IAS 1, classification of liabilities between current and non-current.

- Amendments to IFRS 16, lease liabilities in a sale and leaseback transaction.

- Amendments to IAS 7 and IFRS 7, financing arrangements with suppliers.

- IFRIC agenda decisions on IFRS 8 – operating segment information.

During the year ended December 31, 2023, the Company has applied the following standards and amendments for the first time for the Consolidated Financial Statements started on January 1, 2023:

- Amendments to IAS 1, Practice Statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction – Amendments to IAS 12.

- International tax reform – Pillar Two model rules – Amendments to IAS 12.

The listed amendments did not have a material impact on these Financial Statements.

The following accounting standards and interpretations have been published but the application is not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group:

- Lack of exchangeability – Amendments to IAS 21.

- Presentation and Disclosures in Financial Statements – IFRS 18.

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7.

The Company is currently assessing the impact these standards and interpretations will have in the current or future reporting periods and on foreseeable future transactions.

23

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 3 - SALES INCOME

	12.31.2024	12.31.2023
	Millions of $
Air station use rate	466,613	458,188
Landing fee	42,606	40,737
Parking fee	15,882	15,709
Total aeronautical income	525,101	514,634
Total non-aeronautical income	383,707	436,557
Total	908,808	951,191

As of December 31, 2024 and 2023, "over the time" income from contracts with customers for the years was $757,742 million and $764,072 million, respectively.

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

4.1. Sales Cost

	12.31.2024	12.31.2023
	Millions of $
Specific allocation of income	134,281	140,621
Airport services and maintenance	141,144	117,943
Amortization of intangible assets	108,215	100,506
Salaries and social charges	160,095	165,007
Fee	8,243	4,227
Utilities and fees	20,146	18,187
Taxes	5,174	3,444
Office expenses	15,612	16,279
Insurance	531	1,087
Depreciation rights of use	2,410	3,821
Total	595,851	571,122

24

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 4 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

4.2. Distribution and marketing expenses

	12.31.2024	12.31.2023
	Millions of $
Amortization of intangible assets	177	13
Salaries and social charges	979	1,251
Fees	451	1
Utilities and rates	3	2
Taxes	45,570	49,918
Office expenses	96	77
Insurances	1	-
Advertising	5,599	1,384
Provision for bad debts	3,476	1,899
Total	56,352	54,545

4.3. Administrative expenses

	12.31.2024	12.31.2023
	Millions of $
Airport services and maintenance	878	1,091
Amortization of intangible assets	989	763
Salaries and social charges	21,684	19,541
Fee	4,499	3,581
Utilities and fees	-	67
Taxes	6,094	6,172
Office expenses	7,277	5,956
Insurance	671	558
Fees to the Board of Directors and the Supervisory Committee	828	589
Total	42,920	38,318

25

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 5 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

5.1 Other net incomes and expenses

	12.31.2024	12.31.2023
	Millions of $
Trust for Strengthening	22,380	23,438
Other	(4,270)	(10,801)
Total	18,110	12,637

5.2. Finance Income

	12.31.2024	12.31.2023
	Millions of $
Interest	39,054	65,286
Foreign Exchange differences	(150,703)	61,734
Total	(111,649)	127,020

5.3 Finance Expenses

	12.31.2024	12.31.2023
	Millions of $
Interest	(60,972)	(67,822)
Foreign Exchange differences	494,855	(361,644)
Others	105	-
Total	433,988	(429,466)

5.4 Income Tax

	12.31.2024	12.31.2023
	Millions of $
Current	-	-
Deferred	(235,453)	90,357
Total	(235,453)	90,357

26

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 6 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	12.31.2024	12.31.2023
	Millions of $
Initial balance	3,502	2,855
Decrease in participation	(69)	-
Income from investments accounted for by the equity method	(1,966)	647
Balance at December 31	1,467	3,502

NOTE 7 - INTANGIBLE ASSETS

		12.31.2024	12.31.2023
	Note	Millions of $
Original values:
Initial balance		3,119,692	2,955,984
Acquisitions of the year		160,279	163,708
Balance at December 31		3,279,971	3,119,692

Accumulated Amortization:
Initial balance		(1,212,075)	(1,110,793)
Amortization of the year	4	(109,381)	(101,282)
Balance at December 31		(1,321,456)	(1,212,075)
Net balance at December 31		1,958,515	1,907,617

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt:

	12.31.2024	12.31.2023
	Millions of $
Initial balance	1,137,534	863,653
New financial debts	30,562	12,469
Financial debts paid	(109,407)	(139,673)
Accrued interest	56,016	60,464
Foreign Exchange differences	(478,822)	324,977
Inflation adjustment	6,718	15,644
Financial debt at December 31	642,601	1,137,534

27

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.2 Breakdown of financial debt

	12.31.2024	12.31.2023
	Millions of $
Non-current Financial Debts
Bank borrowings	-	17,606
Negotiable Obligations	559,743	1,077,229
Cost of issuance of NO	(830)	(2,093)
Total not current	558,913	1,092,742
Current Financial Debts
Bank borrowings	10,563	17,887
Negotiable Obligations	73,454	27,340
Bank overdrafts	-	109
Cost of issuance of NO	(329)	(544)
Total current	83,688	44,792
Total	642,601	1,137,534

The carrying amounts and fair value of financial debt are as follows:

	Book Value	Fair Value (*)	Book Value	Fair Value (*)
	12.31.2024		12.31.2023
	Millions of $
Bank borrowings	10,563	10,563	35,493	35,493
Negotiable Obligations	632,038	629,584	1,101,932	1,066,844
Bank overdrafts	-	-	109	109
Total	642,601	640,147	1,137,534	1,102,446

(*) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

28

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start	Maturity	Interest		Currency	Initial Capital	Capital in U$S at 12.31.2024	Capital in U$S at 12.31.2023
Guaranteed with Maturity in 2027 (1) (2)	02.2017	02.2027	6.875%		U$S	400.0	11.3	16.3
Class I Series 2020(1) (2) (3)	04.2020	02.2027	6.875	% (5)	U$S	306.0	40.6	58.7
Class I Series 2021 - Additional (1) (2) (3)	10.2021	08.2031	8.500%		U$S	272.9	272.9	272.9
Class IV (2) (3)	11.2021	11.2028	9.500%		U$S	62.0	62.0	62.0
Class V (3)	02.2022	02.2032	5.500%		U$S (6)	138.0	138.0	138.0
Class VI (3)	02.2022	02.2025	2.000%		U$S (6)	36.0	27.1	34.4
Class IX (3)	08.2022(4)	08.2026	0.000%		U$S (6)	32.7	22.9	29.9
Class X (3)	07.2023	07.2025	0.000%		U$S (6)	25.1	17.9	22.7
Class XI (3)	12.2024	12.2026	5.500%		U$S (7)	28.8	28.8	-

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

4) On 07/2023, an additional amount was issued for U$S2.7 million, with the same conditions as the original issue

(5) During the PIK Period (until 05.01.2021), the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference NOs are denominated and payable in US dollars

Global Program for the issuance of Negotiable Obligations

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. for the total amount of up to U$S500 million (or its equivalent in other currencies and/or value units). The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations. In turn, on June 15, 2021, the Company's ordinary general meeting of shareholders approved the expansion of the amount of the aforementioned program from the sum of U$S500 million to the sum of U$S1,500 million (or its equivalent in other currencies and / or units of value), whose final prospectus was approved in its terms and conditions by resolution of the sub delegate dated July 14, 2021. On July 11, 2021, the Company obtained authorization from the CNV for the expansion of the amount of the Global Program for the Issuance of Negotiable Obligations.

On April 24, 2024, the Company's ordinary general shareholders' meeting approved the extension of the program for an additional five years and certain modifications to its terms and conditions, including, among others, the possibility of issuing social, green, sustainable, or sustainability-linked negotiable obligations (“negotiable obligations”) under the program, in accordance with the "Guidelines for the Issuance of Social, Green, and Sustainable Securities in Argentina" set forth in Article 4.5 of Annex III, Chapter I, Title VI of the.

29

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Global Program for the issuance of Negotiable Obligations (Contd.)

CNV Regulations (as amended from time to time, as well as in accordance with any other regulations issued by the CNV and/or an authorized market, whether local or foreign). On August 7, 2024, the Company obtained authorization from the CNV for the extension of the Global ON Issuance Program for an additional period of five years from the initial expiration date, i.e., from April 17, 2025.

As a result, the program will expire on April 17, 2030.

Guaranteed Negotiable Obligations maturing in 2027

On February 6, 2017, the Company issued negotiable obligations for U$S400 million with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These NO are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights.

In May 2020 and October 2021, The Company concluded two exchange offers on the guaranteed NO Due 2027 (see below). The holders who did not enter the exchange continue with the original terms and conditions.

Class I Negotiable Obligations Series 2020

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed NO. On May 19, 2020, the exchange offer for 86.73% of the total original principal amount ended. Consequently, on May 20, 2020, U$S306 million in new NO were issued with maturity on February 1, 2027, whose interest rate was 9.375% per year during the PIK Period, period in which the amount of interest is compounded quarterly. The capital and interest amortization installment of these NO, due on May 1, 2021, was paid in cash. Beginning May 1, 2021, the PIK Period having ended, the Notes bear interest at a rate of 6.875% per annum until maturity, payable quarterly.

Class I Negotiable Obligations Series 2021

On October 27, 2021, the Company completed the exchange of the "Guaranteed Negotiable Obligations Maturing in 2027" and the "Class I Series 2020 Negotiable Obligations", for new 8.50% fixed rate NO maturing in 2031. Capital amortization was established in 20 installments payable between February 1, 2026 and August 1, 2031 on a quarterly basis, on the 1st days of February, May, August and November, with the exception of the payment dates corresponding to May 1, 2026, November 1, 2026 and August 1, 2028.

At the closing of the transaction, 66.83% of the total original principal amount of the Class I Series 2020 Negotiable Obligations and 24.61% of the total original principal amount of the Secured Negotiable Obligations

Maturing in 2027 were tendered for the exchange. Consequently, on October 28, 2021, the Company issued a principal amount of U$S208,949,631 of Class I Series 2021 Negotiable Obligations. These Negotiable Obligations are guaranteed in the first degree with the international and regional air station use rates and the rights to indemnification of the concession, and secondly, with the transferred revenues from the cargo terminal.

30

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Additional Class I Series 2021 Negotiable Obligations

On November 4, 2021, the Company issued additional Class I Series 2021 Negotiable Obligations for an amount of U$S64 million, which are fully fungible with the Class I Series 2021 NO.

Class IV Negotiable Obligations

On November 4, 2021, the Company issued NO Class IV for an amount of U$S62 million. They will amortize their capital in 15 quarterly and consecutive installments payable as of February 1, 2025, and a final payment of 33.4% at maturity, seven years from the date of issue. They will accrue interest at a nominal annual rate of 9.50% and will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans, and in the second degree, with the international and regional air station usage fees and rights to compensation of the concession.

Class V Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S138 million to be integrated and payable in pesos with maturity on February 23, 2032, at an interest rate of 5.5% annual nominal value and with an issue price at par (100% of the nominal value). The amortization of the capital of the NO was established in 20 quarterly installments as of May 21, 2027, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

The Class V NO will be guaranteed in the first degree, with the income transferred from the cargo terminal pari passu with certain existing loans and the Class IV NO and in the second degree, with the international and regional air station use rates and the rights to compensation of the concession.

Class VI Negotiable Obligations

On February 21, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S36 million to be integrated and payable in pesos, maturing on February 21, 2025, at a nominal 2% interest rate annual and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment at maturity, which will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

During 2024, the Company acquired Class VI Notes in the secondary market for a nominal value of U$S8.9 million.

31

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations (Contd.)

Class IX Negotiable Obligations

On August 19, 2022, within the framework of the Global Program of Issuances of Negotiable Obligations, the Company issued U$S 30 million maturing on August 19, 2026, at an annual nominal interest rate of 0% and with an issue price at par (100% of nominal value).

Class IX NO were paid in cash for U$S4.6 million and in kind for U$S25.4 million according to the exchange ratio of U$S1 nominal value of Class II NO for U$S1 nominal value of Negotiable Obligations Class 9. The amortization of the capital of the NO was established in 3 consecutive quarterly installments, the first payment being on February 19, 2026, the installments will be payable at the exchange rate of Reference Communication "A" 3500 of the BCRA.

During 2024, the Company acquired Class IX Notes in the secondary market for a nominal value of U$S9.8 million.

Additional Class IX Negotiable Obligations

On July 5, 2023, within the framework of the Global NO Emissions Program, the Company issued an additional U$S2.7 million of Class IX NO, with an issue price above par (119% of the nominal value).

Class X Negotiable Obligations

On July 5, 2023, within the framework of the NO Global Emissions Program, The Company issued U$S25.1 million with an issue price above par (110.65% of the nominal value). The NOs were integrated 100% in kind according to the exchange ratio of U$S1 nominal value of Class III NOs for U$S0.9 nominal value of Class X NOs.

During 2024, the Company acquired Class X Notes in the secondary market for a nominal value of U$S7.1 million.

Class XI Negotiable Obligations

On December 23, 2024, within the framework of the Global Notes Issuance Program, the Company issued U$S28.8 million to be settled and payable in US dollars, maturing on December 15, 2026, at an annual nominal interest rate of 5.50% and with an issue price at par (100% of the nominal value). The amortization of the principal of the Notes was established in a single installment at maturity.

Notes issued under US legislation, of the state of New York, require compliance with financial and non-financial covenants, including financial ratios, restrictions on contracting additional debt and limitations on the payment of dividends. As of December 31, 2024, the Company is in compliance with all financial covenants.

32

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt

Institution	Start	Maturity.	N.A.R.	Currency	Initial Capital(2)	Capital at 12.31.2024 (2)	Capital at 12.31.2024 (2)
Provincia de Bs. As. (1)	04.2019	07.2024	7%	U$S	3.1	-	0.30
On Shore Renegotiation	11.2021	11.2024	8.500%	U$S	18.0	-	8.90
ICBC - Dubai Branch	07.2022	10.2025	SOFR+ 7.875%(3)	U$S	10.0	10.0	10.0
Citibank - Overdraft	03.2023	03.2024	76.000%		$1,680.5	-	1,680.5
Import Financing	09.2023	01.2024	15.500%	U$S	0.5	-	0.5
Import Financing	09.2023	12.2024	15.500%	U$S	0.1	-	0.1

(1) The loan was granted in four tranches, all of them with the same conditions.

(2) Balances in the currency of origin of the financial instrument. In the case of Argentine pesos, the value is expressed in the homogeneous closing currency.

(3) Plus applicable tax withholdings.

Loan Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch

On July 25, 2022, a loan agreement was signed with the Industrial and Commercial Bank of China, Dubai Branch for U$S10 million. whose disbursement was made on July 29, 2022. The duration of the loan contracts was established at thirty-nine months, counted from the date of disbursement.

The loan contract establishes the repayment of principal in three consecutive quarterly installments, with the first payment 33 months after the disbursement date, accruing interest at a variable rate equivalent to the SOFR rate plus an applicable margin of 7.875% nominal annual plus the applicable tax withholdings ("withholding tax").

The loan will be guaranteed in the first degree, with the income transferred from the cargo terminal on a pari passu basis with certain existing loans and the Class IV NO, and in the second degree, with the fees for the use of international and regional air stations and the rights to compensation of the concession.

Import Financing Industrial and Commercial Bank of China

During 2023, the Company contracted three import financings with the Industrial and Commercial Bank of China. In May 2023, it financed U$S1.2 million at a rate of 12.90%, maturing on September 18, 2023.

33

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.4 Bank debt (Contd.)

Import Financing Industrial and Commercial Bank of China (Contd.)

On September 2023, it financed U$S0.5 million and U$S0.1 million at a rate of 15.50%, whose amortization date will be in January 2024 and December 2024 respectively.

At December 31, 2024, import financing is fully canceled.

Citibank - Overdraft

On March 30, 2023, four overdraft lines were taken for a total of $1,351 million in order to cancel syndicated loans denominated in Argentine pesos. The first and second of the short lines for $192.9 expired in May 2023 and August 2023, respectively. The last installment, for $771.7 million, expired in March 2024.

The overdraft is fully cancelled by December 31, 2024.

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		12.31.2024	12.31.2023
	Note	Millions of $
Trust for Strengthening	10.1	43,511	39,836
Others		445	-
Total		43,956	39,836

9.1.2 Other current receivables

		12.31.2024	12.31.2023
	Note	Millions of $
Expenses to be recovered		2,406	575
Guarantees granted		-	2
Related parties	10.1	2,294	290
Tax credits		15,631	7,223
Prepaid Insurance		2,403	1,509
Others		18	10
Total		22,752	9,609

34

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2 Trade receivables

		12.31.2024	12.31.2023
	Note	Millions of $
Trade receivables		99,283	107,684
Related parties	10.1	1,360	555
Checks-postdated checks		2,594	2,093
Subtotal sales credits		103,237	110,332
Provision for bad debts		(9,355)	(13,321)
Total		93,882	97,011

9.2.1 Changes in Bad Debt Provisions

		12.31.2024	12.31.2023
	Note	Millions of $
Initial Balance		13,321	15,616
Increases /Recoveries of the period	4.2	3,476	1,899
Foreign exchange difference		460	10,603
Applications of the year		(123)	(786)
Inflation adjustment		(7,779)	(14,011)
Bad Debts provisions at December 31		9,355	13,321

9.3 Investments

9.3.1 Non-current investments

		12.31.2024	12.31.2023
	Note	Millions of $
Negotiable obligations		44,275	87,700
Negotiable obligations related parties	10.1	3,550	6,052
Others		1,922	-
Total		49,747	93,752

9.3.2 Current investments

		12.31.2024	12.31.2023
	Note	Millions of $
Other financial assets	10.1	-	43,860
Negotiable obligations		14,389	8,676
Mutual funds		7,865	-
Total		22,254	52,536

35

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

	12.31.2024	12.31.2023
	Millions of $
Cash and funds in custody	143	346
Banks	81,980	115,735
Checks not yet deposited	481	457
Term deposits and others	22,907	40,652
Total	105,511	157,190

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	12.31.2024	12.31.2023
	Millions of $
Suppliers	968	2,034
Total	968	2,034

9.5.2 Commercial accounts payable and other current

		12.31.2024	12.31.2023
	Note	Millions of $
Suppliers		53,420	60,619
Foreign suppliers		8,841	7,524
Related Parties	10.1	5,379	3,478
Salaries and social security liabilities		39,760	41,303
Other fiscal debts		6,718	3,658
Total		114,118	116,582

36

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at December 31, 2024 and 2023 are as follows:

		12.31.2024	12.31.2023
	Note	Millions of $
Other receivables
Other related companies	9.1.2	2,294	290
Total		2,294	290

		12.31.2024	12.31.2023
	Note	Millions of $
Trade receivables
Other related companies	9.2	1,360	555
Total		1,360	555

		12.31.2024	12.31.2023
	Note	Millions of $
Current investments
Servicios y Tecnología Aeroportuarios S.A. (1)		-	17,846
Other related companies (2) - Current		-	26,014
Other related companies – Non-Current	9.3.1	3,550	6,052
Total		3,550	49,912

(1) As of December 31, 2023, includes a loan granted on July 27, 2023 and renewed on December 18, 2023 to Servicios y Tecnología Aeroportuaria S.A. for U$S10, million with a TNA of 4%. The loan is for a term of 12 months and was cancelled in a single payment of principal and interest at maturity.

(2) As of December 31, 2023, includes a loan granted on June 9, 2023, was renewed on December 6, 2023, and on June 3, 2024 to Compañía General de Combustibles S.A. for U$S14.8 million and for U$S15.1 million with a TNA of 4.5%. and 6.0%, respectively.

	12.31.2024	12.31.2023
	Millions of $
Accounts payable and other
Servicios y Tecnología Aeroportuarios S.A.	-	87
Texelrio S.A.	883	272
Other related companies	4,496	3,119
Total	5,379	3,478

		12.31.2024	12.31.2023
	Note	Millions of $
Provisions and other charges
Corporación América S.A.U. – Dividends to be paid	11	13,572	-
Total		13,572	-

37

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of December 31, 2024 and 2023 are as follows:

		12.31.2024	12.31.2023
	Note	Millions of $
Debt - Specific allocation of income		11,959	15,037
Debt – Dividends to be paid	11	12,384	-
Credit - Strengthening Trust (1)		43,511	39,836

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the years ended December 31, 2024 and 2023 are as follows:

The Company has allocated $10,262 million and $7,234 million, respectively, to the cost with Texelrío S.A. for airport maintenance.

With Proden S.A. for office rental and maintenance, the Company has allocated $3,423 million and $4,100 million to the cost, respectively.

The Company has allocated to the cost $6,334 million and $4,956 million, respectively, with Grass Master S.A.U. for airport maintenance. Additionally, the Company has allocated $95 million and $54 million to intangible assets, respectively.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $2,434 million and $1,507 million to the cost, respectively.

The Company has allocated to the cost $1,518 million and $1,466 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $5,311 million and $5,999 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,349 million and 1,468 million, respectively.

The Company has recorded commercial income of $1,478 million and $2,330 million, respectively, with Duty Paid S.A.

38

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.3 Other information about related parties

Furthermore, short-term compensation to key management was $2,129 million and $1,875 million for the year ended at December 31, 2024 and 2023, respectively.

Corporación América S.A.U. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación América Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación América S.A.U. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

39

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.24	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.24	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		5,671	1,033	(817)	(3,189)	9	653	3,360	1,131	2,229
Deferred Income		30,656	10,179	-	(11,736)	(16,724)	1,321	13,696	2,692	11,004
Guarantees Received		3,916	40	81	(2,048)	-	123	2,112	-	2,112
Upfront fees from concessionaires		6,082	1,391	-	-	(2,262)	-	5,211	3,065	2,146
Dividends to be paid	10	-	85,558	(55,429)	(5,933)	-	1,760	25,956	-	25,956
Others		3,974	4	-	(2,163)	(950)	531	1,396	339	1,057
Total		50,299	98,205	(56,165)	(25,069)	(19,927)	4,388	51,731	7,227	44,504

		At 01.01.23	Increases (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 12.31.23	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		6,161	1,100	(1,498)	(5,191)	-	5,099	5,671	3,097	2,574
Deferred Income		20,422	14,368	-	(11,731)	(12,545)	20,142	30,656	3,885	26,771
Trust for works		12,887	17,010	(26,129)	(5,307)	1,539	-	-	-	-
Guarantees Received		2,162	1,415	(847)	(2,319)	-	3,505	3,916	-	3,916
Upfront fees from concessionaires		5,157	1,860	-	-	(935)	-	6,082	4,203	1,879
Others		8,379	37	(4,586)	(4,987)	670	4,461	3,974	2,170	1,804
Total		55,168	35,790	(33,060)	(29,535)	(11,271)	33,207	50,299	13,355	36,944

40

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 12.31.2024		Foreign exchange rates	Amount in local currency at 12.31.2024	Amount in local currency at 12.31.2023
Assets
Current Assets
Net trade receivables	U$S	69	1,029.00	70,871	66,455
Investments	U$S	22	1,029.00	22,254	52,535
Cash and cash equivalents	U$S	79	1,029.00	81,547	115,463
Total current assets				174,672	234,453

Non-Current Assets
Investments	U$S	45	1,029.00	46,732	93,752
Total Non-Current Assets				46,732	93,752
Total assets				221,404	328,205

Liabilities
Current Liabilities
Provisions and other charges	U$S	27	1,032.00	27,681	3,360
Financial debts	U$S	81	1,032.00	84,017	70,113
Lease liabilities	U$S	3	1,032.00	2,714	4,627
Commercial accounts payable and others	U$S	24	1,032.00	24,976	27,902
	EUR	2	1,074.3120	2,398	4,987
	CAD	0	719.6858	39	-
Total current liabilities				141,825	110,989

Non-Current Liabilities
Provisions and other charges	U$S	2	1,032.00	2,110	5,268
Financial debts	U$S	542	1,032.00	559,743	1,094,837
Lease liabilities	U$S	2	1,032.00	2,113	7,648
Commercial accounts payable and others	U$S	1	1,032.00	959	2,030
Total non-current liabilities				564,925	1,109,783
Total liabilities				706,750	1,220,772
Net liability position				485,346	892,567

41

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX

On December 29, 2017, the National Executive Power issued and published Law No. 27,430, which introduced amendments to the Income Tax. Among the most relevant was the reduction of the tax rate for capital companies and permanent establishments to 25% and it was also provided that dividends distributed to human persons and beneficiaries abroad by the aforementioned would be taxed at a rate of 13%. Such modifications were applicable for the years beginning on or after January 1, 2020, while for the years beginning on January 1, 2018 and December 31, 2019, the applicable rates would be 30% for the tax and 7% for dividend distribution. On December 23, 2019, through the promulgation and publication of Law No. 27,541, it was suspended until the fiscal years beginning on January 1, 2021 inclusive, the reduction of the rate to 25% and the application of the tax on dividends at 13% providing that for the periods in which the suspension is applied the rates will be 30% and 7% respectively.

Besides, LSSRP - B.O. December 23, 2019 suspends until the fiscal years beginning on January 1, 2021, including, the application of the 25% rate timely provided by subsection d) of article N ° 86 of Law No 27,430, stating that for the period of suspension the rate will be 30%.

Accordingly, the application of the 13% rate for the distribution of dividends is suspended for the same years, establishing it at 7%.

In addition, the Law permanently extends the 7% withholding tax for the distribution of dividends

On June 16, 2021, the Argentine Government enacted an income tax reform (Law No. 27,630), which increases the corporate income tax rate for fiscal years beginning on or after June 1. January 2021. The law replaced the previous tax rate of 30% with a progressive tax scale based on accumulated net taxable income. As of December 31, 2024, the updated current rates are as follows: up to a profit of $34,703,523 the rate is 25%, up to $347,035,230, the applicable rate is 30%, and more than $347,035,230 the rate is 35%.

For fiscal years 2024 and 2023, Argentine companies are subject to the progressive tax scale, where the maximum tax rate is 35%.

The tax inflation adjustment provided for in Title VI of the Income Tax Law was not applicable from the enactment of Law No. 24,073 (B.O. 04/08/1992). In this regard, Article No. 39 of said regulation established that all tax updates would have the month of March 1991 as their maximum limit. However, as a result of the modifications introduced in the latest tax reform - Law No. 27,430- and, subsequently the modification established to this by Law No. 27,468, provided that said mechanism will be applicable in the fiscal year in which a variation of the Consumer Price Index (CPI) is verified, accumulated in the 36 months prior to the closing date of the year being settled, greater than 100%. Additionally, with respect to the 1st, 2nd and 3rd fiscal year from its validity, the mechanism will be applied when the variation of the CPI from the beginning to the closing of each one of those fiscal years exceeds 55%, 30% and 15% respectively.

42

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

The LSSRP maintains the application of the inflation adjustment mechanism established in Title VI of the LIG. However, the amount that corresponds to the first and second fiscal year beginning on January 1, 2019 must be allocated one sixth in that fiscal period and the remaining five sixths in equal parts in the five immediately following fiscal periods.

For the year 2021, it is applicable given that the requirement of inflation greater than 100% has been met considering the last 36 months, since it is the 4th year from its validity, according to the CPI index. , the adjustment resulting from this procedure must be allocated in its entirety to the fiscal year given that the current standard does not provide for a division in the recognition of the adjustment for fiscal years beginning on or after January 1, 2021.

According to article 118 of Law 27,701, National Budget Law 2023, B.O. 12/01/2022, Article 195 is incorporated into the IG Law, which establishes: "Taxpayers who by application of Title VI of this Law, by virtue of verifying the assumption provided for in the penultimate paragraph of Article 106, determine a positive inflation adjustment in the first and second fiscal years beginning on or after January 1, 2022 inclusive, may allocate one third (1/3) in that fiscal period and the remaining two thirds (2/3), in equal parts, in the two (2) immediately following fiscal periods.

The calculation of the positive inflation adjustment, in the terms provided in the previous paragraph, will only be appropriate for subjects whose investment in the purchase, construction, manufacture, processing or definitive importation of fixed assets -except automobiles-, during each of the two (2) fiscal periods immediately following that of the computation of the first third of the period in question, is greater than or equal to thirty thousand million pesos ($30,000,000,000). Failure to comply with this requirement will determine the decay of the benefit […].”

The Company has reached the investment levels required by law and has proceeded to allocate the positive inflation adjustment for 2022 in thirds, applicable to the years 2022, 2023 and 2024.

The effect of the deferral of two sixths of the result for exposure to inflation as of December 31, 2019 and three sixths of the result for exposure to inflation as of December 31, 2020, has been recognized as a deferred tax liability.

On May 23, 2022, the Company submitted the Income Tax affidavit corresponding to the 2021 fiscal year, allocating the calculated tax losses from previous years in accordance with the update mechanism provided for in article 25 of said law. In this way, $348 million and $678 million corresponding to its updating have been calculated as consumption of nominal loss. Due to the latter, a letter has been submitted to the treasury for the application of the update of the losses.

43

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

Likewise, the company made a presentation before ARCA, under the protection of the tax secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

The Company's Management, with the assistance of its legal and tax advisors, understands that the grounds put forward in the presentation made before ARCA are closely related to those considered by the highest court in the aforementioned cases, among others, for which reason it has solid arguments to defend the criterion applied.

As of December 31, 2024, the balance of historical tax loss carryforwards (without calculating the result of the current fiscal year) updated amounts to $138,781 million.

Deduction updates: Acquisitions or investments made in fiscal years beginning on January 1, 2018, will be updated based on the percentage variations in the CPI provided by the INDEC, a situation that will increase the deductible amortization and its cost computable in case of sale.

The following is a reconciliation between the income tax charged to income and that, which would result from applying the tax rate in force in Argentina on income before taxes for the years ended on December 31, 2024 and 2023:

	31.12.2024	31.12.2023
	Millions of $
Income before income tax	527,420	(69,871)
Tax calculated at applicable tax rate(*)	(184,597)	24,455
Tax effects of:
Re-expression of the tax loss	79,074	143,082
Tax inflation adjustment	(174,545)	(201,186)
Tax revaluation of Intangible assets	122,025	210,351
Others	(77,410)	(86,345)
Income tax result	(235,453)	90,357

(*) The tax rate in effect as of December 31, 2024 and 2023 is 35%. Meanwhile the effective tax rate in effect has been -44.64% and -129.32%, respectively.

The movements during the year in the assets and liabilities for deferred tax, not considering the compensation of balances referred to the same fiscal authority have been the following

44

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 13 – INCOME TAX (Contd.)

Item	Balance at 12.31.2022	Net charges	Balance at 12.31.2023	Net charges	Balance at 12.31.2024
	Millions of $
Deferred tax assets:
Trade receivable net	13,606	(8.626)	4,980	(1.728)	3.252
Related parties	2	(1)	1	(1)	-
Provisions and other charges	12,315	4.770	17,085	(10.737)	6.348
Accumulated Losses (*)	59,924	185.892	245,816	(197.242)	48.574
Total Assets	85,847	182.035	267,882	(209.708)	58.174

Item	Balance at 12.31.2022	Net charges	Balance at 12.31.2023	Net charges	Balance at 12.31.2024
	Millions of $
Deferred tax liabilities
Intangible assets and PP&E	218,527	78,898	297,425	54,679	352,104
Financial debt	4,976	3,736	8,712	(3,542)	5,170
Loans	3,495	(2,574)	921	(515)	406
Tax adjustment (note 3.14)	15,966	3,236	19,202	(18,698)	504
Investments	479	8,382	8,861	(6,179)	2,682
Total liabilities	243,443	91,678	335,121	25,745	360,866
Net deferred tax liabilities	(157,596)	90,357	(67,239)	(235,453)	(302,692)

(*) Of the tax losses included in the deferred tax, $48,574 million are due in fiscal year 2028.

The assets for deferred tax due to negative taxable basis pending compensation are recognized as long as the corresponding fiscal benefit could occur through future fiscal benefits.

NOTE 14 – OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 8, other receivables in current assets at December 31, 2023 include $2 million corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2024 and December 31, 2023, under Cash and cash equivalents, there are balances in bank accounts specifically earmarked for the cancellation of Series 2021 and Class IV negotiable obligations for $4,769 million and $10,325 million, respectively.

45

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 15 - CAPITAL STOCK

At December 31, 2024 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date)

As stated in Note 15, the Company’ s capital stock comprises 258,517,299 common shares of $1 par value and one vote each.

Under the provisions of the Memorandum Agreement, the Concession Contract Adaptation in the Shareholders’ Extraordinary and Special meeting for Class A, B and C of March 6, 2008 and approved by the ORSNA the April 25, 2008 decided to amend the bylaws to incorporate the following decisions: the increase of capital stock from $100,000,000 to $219,737,470 through the capitalization of the “capital adjustment” account and the increase of the capital stock up to $715,898,883, through the issuance of 496,161,413 preferred shares of $1 par value with no voting rights, fully subscribed by the Argentine National Government.

Furthermore, the Shareholders’ Extraordinary and Special meeting held on August 7, 2008 decided, among other things, subject to the approval of ORSNA: (i) Increase in the company’s capital stock for up to $65,000,000. (ii) Creation of subclasses “R” and “L” shares and issuance of up to 65,000,000 ordinary book entry class A, B, C and subclass L shares. (iii) Admission to the public offering of shares regime. Subclass “L” shares of one peso ($1) par value and one (1) vote each will be placed for public offering.

The shareholder’s meeting dated April 29, 2011 decided that due to the existence of certain topics regarding the admission to the public offering of shares and the increase of capital stock which were being analyzed by the Board, the admission to the public offering regime, the increase in capital stock and the statute reform would be held in a further Meeting summoned once such topics had been defined.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – Contd.)

On June 9, 2011, the National Government notified the company of its intention to convert all the negotiable obligations that had been duly issued by virtue of the withdrawal and compensation of mutual claims between the Company and the National State (see Note 1.8) in ordinary class D shares of the company. At the Board meeting held on December 27, 2011, 38,779,829 Class D ordinary, book-entry shares with a par value of $ 1 and entitled to one vote per share were issued. Through the Assembly of December 29, 2011, it was resolved to reform the corporate bylaws in order to reflect the conversion of negotiable obligations. The mentioned conversion generated an issue premium of $137,280,595.

At December 31, 2021 the capital stock is represented by: (i) 79,105,489 class A Subclass R common book entry shares; (ii) 79,105,489 class B Subclass R common book entry shares; (iii) 61,526,492 class C Subclass R common book entry shares; (iv) 38,779,829 class D common book entry shares; (v) 910,978,514 preferred shares of $1 par value without right to vote; and (vi) subclass L ordinary book entry shares issued in the public offering regime.

The administration of the company is managed by a board of seven members acting for a year-and the same number of alternates. Each of the classes A, B and C has the right to choose two full directors and two alternates and class D has the right to appoint a full director and an alternate.

On June 30, 2011 the Company was notified that the Società per Azioni Esercici Aeroportuali S.E.A. transferred to Cedicor S.A., direct controller of Corporación América S.A.U., 21,973,747 common, registered non-endorsable Class A shares of $ 1 par value and one vote each, representing 8.5% of the capital stock of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

On July 13, 2011 the company was notified that Riva S.A.I.I.C.F.A. transferred to Cedicor S.A., direct controller of Corporación América S.A.U. 2,197,375 ordinary book entry class B shares of AR $ 1par value and one vote each, representing 0.85% of the capital stock and votes of The Company. To be conducted, such transference needs to be authorized by the ORSNA according to the regulations that are to be applied for the changes in capital stock of The Company.

Through joint resolution number RESFC-2021-68-ORSNA # MTR, dated September 22, 2021, the board of the Regulatory Body of the National Airport System resolved to authorize Airports Argentina 2000 S.A. to modify the shareholding composition of the Company, authorizing:

i) transfer by Riva S.A.I.I.C.F. 2,197,375 of class B ordinary book-entry shares of one peso par value each and one vote per share, representing 0.85% of the ordinary capital and the votes of the Company to Cedicor S.A.; and

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 16 - CAPITAL STOCK AND SHARE PREMIUM (presented in $ at the currency of the Meeting date – Contd.)

ii) Transfer by Società per Azioni Esercizi Aeroportuali SEA 21,973,747 class A ordinary shares of one-peso par value each, and one vote per share, representing 8.5% of the ordinary capital and of the votes of the Company to Cedicor SA.

NOTE 17 - DIVIDENDS FOR ORDINARY SHARES (presented in $ in the currency of the date of the meetings)

The ordinary general meeting held on October 31, 2024 unanimously resolved: (i) to rectify what was resolved at the meeting on April 24, 2024 and to restate the result of the fiscal year, which as of December 31, 2023 amounted to $9,406,678,415 due to the General Level Consumer Inflation Index for the month of March, which amounted to 51.62%. Said result, restated as of the date of the detailed meeting, for an amount of $14,262,583,889, was resolved to be allocated as follows: (i) $102,181,288 to the constitution of the legal reserve, up to 20% of the adjusted share capital; and (ii) the balance of $14,160,402,601.20 to the constitution of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

The result for the financial year having been rectified as of April 24 and the shareholders' intention being to distribute dividends, at the meeting held on October 31, 2024, it was resolved to restate the amount of the optional reserve again, this time as of September 30, 2024. The Inflation Index as of September amounted to 101.58%. Consequently, the amount of the optional reserve restated as of September 30 amounted to $737,844,377,142. It was also resolved to partially release the optional reserve for up to the sum of the equivalent in pesos of U$S80,000,000, equivalent to $79,200,000,000, calculated at the selling exchange rate for the currency, published by the Banco de la Nación Argentina at the close of operations on October 30, 2024, and the distribution of dividends to the shareholders in proportion to their respective shareholdings in the Company.

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2024 AND APRIL 26, 2023 (presented in $ at the currency of the meeting date)

In the ordinary and special general meeting of classes A, B, C and D of shares, held on April 26, 2023, it was resolved that the positive result of $40,638,030,971 which, after absorbing the accumulated losses of the previous year for an amount of $22,199,777,489, amounted to $18,438,253,482, have the following destination:

(i)	$614.780.045 a la constitución de la reserva legal, hasta el 20% del capital social más el ajuste de capital; y

(ii)	el saldo de $17.823.473.437 a la constitución de una reserva facultativa para la ejecución de planes futuros de obras y para garantizar el pago de futuros dividendos, en su caso.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 18 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 26, 2024 AND APRIL 26, 2023 (presented in $ at the currency of the meeting date – Contd.)

At the ordinary and special general meeting of classes A, B, C and D, held on April 24, 2024, which yields a positive result of $9,406,678,415, the following allocation is made:

(i) $58,044,335 to establish the legal reserve, up to 20% of the share capital plus the capital adjustment; and

The balance of $9,348,634,080 to the creation of an optional reserve for the execution of future works plans and to guarantee the payment of future dividends, if applicable.

NOTE 19 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	12.31.2024	12.31.2023
Income for the year (in millions of $)	291,967	20,486
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	1,127.2857	79.0965

NOTE 20 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

The main indicators in our country were:

- At the end of the third quarter of 2024, the country registered a 2.1% year-on-year drop in activity, according to INDEC's GDP publication;

- Accumulated inflation between January 1 and December 31, 2024 reached 118% (CPI);

- Between January 1, 2024 and December 31, 2024, the peso depreciated against the US dollar, going from 808.45 pesos per dollar at the beginning of the year to 1,032.50 pesos per dollar at the end of the year.

On December 10, 2023, a new government took office in Argentina, which has set among its objectives the establishment of a new economic regime in the country, for which it proposes to carry out a broad reform of laws and regulations.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Throughout fiscal year 2024, Argentina's economic and regulatory context was marked by strong macroeconomic adjustments, market deregulation, and changes in the foreign exchange restrictions scheme, which generated a significant impact on economic activity.

As part of its economic stabilization program, the government implemented a policy of sharp reduction in public spending, with the aim of achieving primary fiscal balance.

Subsidies to energy, gas, and public transportation rates were eliminated or reduced, which generated significant increases in the costs of these services; there was a freeze on hiring and a reduction in the structure of the State, with cuts in public agencies; the pension system was reformed, modifying the criteria for updating retirement benefits, among other measures. Although these measures contributed to the reduction of the deficit, they had a contractive impact on economic activity, affecting consumption and investment in different sectors.

Regarding the foreign exchange restrictions, during 2024 the BCRA made progress in the progressive liberalization of access to the MULC, with the aim of facilitating foreign trade operations and normalizing the flow of foreign currency: the obligation to have the approval of the BCRA to access the MULC in certain commercial operations was eliminated; new financing schemes were established for the import of essential goods; and access to dollars for the payment of pre-existing commercial debts was made more flexible.

Despite these advances, certain restrictions persist in strategic sectors, and access to the MULC remains subject to regulations in certain operations.

Argentina experienced a notable reduction in its country risk, driven mainly by the implementation of fiscal austerity policies, structural reforms that generated investor confidence, debt renegotiation and agreements with the IMF, thus leading to stability in financial markets, with an appreciation of sovereign bonds and greater exchange rate stability reinforcing market confidence. Based on this, the country risk, which at the beginning of 2024 was around 1,900 basis points, showed a significant downward trend, reaching 746 basis points in November and closing the year at 635 basis points.

This notable reduction in country risk not only reflects an improvement in the international perception of Argentina's solvency and economic stability, but also has significant practical implications. A lower country risk facilitates access to external financing at lower rates, benefiting both the State and the private sector in their investment and growth strategies.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

The stabilization context continues at the date of issue of these financial statements. It is not possible to predict at this time its evolution or new measures that could be announced. The Company's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its assets and financial situation.

The Company's financial statements must be read in light of these circumstances.

Risk of exchange rate

A substantial portion of the revenues of the Company are in American dollars or are related to billing in American dollars, such being the case of the fees collected to the non-aeronautical concessionaries (these being calculated on the billing percentage of the respective concessionaries in this currency) and a lower percentage in pesos.

Our operational incomes are affected by the fluctuation of the exchange rate of the Argentine peso and the other currencies. A key factor in the determination of our financial and net holding incomes is the registry of the incomes for exchange differences on the assets and liabilities in foreign currencies and the registry of the current value of the long-term liabilities.

Our debt for borrowings in foreign currency at December 31, 2024 and 2023 was an equivalent of $643,760 million and $1,165 billion. The Company does not use derived financial instruments to cover such exposures, as an important percentage of our revenues is in American dollars or related to the American dollar as previously mentioned.

Based on the composition of our situational balance at December 31, 2024 and 2023 a variation in the exchange rate of $100 against the American dollar would translate in an increase/decrease of $22 billion and $41 billion in the assets and $68 billion and $150 billion in the respective liabilities.

Price risk

As set forth in the Agreement, the ORSNA should annually revise the financial projections of the Company (PFIE) for the term of the concession agreement, in relationship with, among other items, aeronautical and commercial revenues, costs of operation and investment obligations and could conduct adjustments to the specific allocation of revenues and/or aeronautical service rates and/or investment obligations of the Company to preserve the Economic Financial balance of the Concession Agreement, as established per Attachment V of the Agreement and parameters established by the ORSNA for the Procedure of Revision of the PFIE. See Note 1.2 of the present financial statements

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Credit Risk

The commercial credits of the Company originate mainly from aeronautical revenues pending to be collected with airlines and the fee to be charged to concessionaries. The Company has a strong dependence on two of its airports (Ezeiza and Aeroparque) and could be affected by any condition that affects the airports. Furthermore, the Company three main clients generate 26% of income.

The ORSNA resolved to conduct discounts on the international aeronautical rates, so the tariff is equivalent to those obtained if a 30% discount is applied on the amounts established in the Attachment II of the Agreement for those airlines that have a regular payment condition. Since this norm is in force, most of the airlines are complying regularly with their payments.

For trade receivables, the Company applied the simplified approach to estimate the expected credit losses in accordance with the provisions of the standard, which requires the use of the criterion for the provision of loss throughout the life of the loans. The determination of the expected loss to be recognized is calculated based on a percentage of bad debts determined according to the maturity ranges of each credit, as well as the result of the analysis of specific cases that require specific treatment.

In order to measure the expected credit loss, the trade receivables have been grouped according to their characteristics in terms of shared credit risk and the time that has elapsed as past-due loans. Expected loss rates are based on sales payment profiles over a period of 36 months before December 31, 2024, and the corresponding historical credit losses experienced within this period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors that affect the ability of customers to settle accounts receivable.

On this basis, the provision for losses on trade receivables as of December 31, 2024 was calculated by applying the following expected loss ratios: 0.55% on non-expired loans, 1.45% on loans due between 1 and 30 days, 7.67% for the expired range between 31 and 60 days; 17,02% for the range of overdue loans between 61 and 90 days, 39.19% for overdue loans between 91 and 180 days and 52.18% over those overdue for more than 181 days.

On this basis, the provision for losses on trade receivables as of December 31, 2023 was calculated by applying the following expected loss ratios: 0.66% on non-expired loans, 1.64% on loans due between 1 and 30 days, 7.83% for the expired range between 31 and 60 days; 13.69% for the range of overdue loans between 61 and 90 days, 28.68% for overdue loans between 91 and 180 days and 40.53% over those overdue for more than 181 days.

The financial instruments that could be subject to credit risk concentration consist of cash, cash equivalents, accounts receivable and short term investments.

The Company places its cash and cash equivalents, investments and other financial instruments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Company has not had significate losses in such accounts.

Liquidity risk

The financial condition, the liquidity of the Company and the need for cash are influenced by different factors, included; its capacity to generate cash flow of its operations; the level of indebtedness, the interests and amortizations on capital stock, that have impact on its net financial expenses, the interest rates in force in the local and international markets and its investments commitments in the framework of the investments plan, the master plans, the additional investments in capital goods and the needs of working capital.

The following table shows an analysis of the non derived financial liabilities of the Company settled by a net amount, grouped, according to their due dates considering the remaining period in the balance sheet date up to its contractual due date, the contractual flows are not shown discounted.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Liquidity risk (Cont.)

In millions of $	Total	1st Quarter 2025	2nd Quarter 2025	3rd Quarter 2025	4th Quarter 2025	2025	2026	2027-2039
Debt obligations(*)	948	136	43	47	29	255	144	549
Leases obligations	5	1	1	1	2	5	-	-
Total Contractual Obligations	953	137	44	48	31	260	144	549

(*) Includes Fees payable to the Argentine National Government, Accounts Payable, Negotiable obligations (Capital and Interests) and local financial debts.

Risk of interest rate

The interest rate risk of the Company arises from its financial debt. The new borrowings taken at variable rate expose the Company to the increase of interest expenses in the case of increase of interest rates in the market, while the borrowings taken at a fixed rate expose the Company to a change in its fair value. The Company analyzes the exposure to the interest rates in a dynamic way, being the general policy of the Company to maintain most of its financing at a fixed rate.

The total debt of the Company at a variable rate at December 31, 2024 and 2023 is of $10,563 million and $18,007 million, respectively (1.64% and 2.80% of total financial debts, respectively).

Capital Management

The objectives of the Company for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce capital cost.

The negotiable obligations issued by the Company establish various commitments for the Company. As of the date of these Financial Statements, the Company has complied with all of its obligations.

Aligned with the sector, the Company makes a follow up of the capital based on the indebtedness index. This index is calculated as the net debt divided among the total capital. The net debt is calculated as the total borrowings (including “current and non-current borrowings” as shown in the financial statements) less the cash and cash equivalents. The total capital is calculated as the “shareholder’s equity” of the financial statements plus the net debt.

	12.31.2024	12.31.2023

	Millions of $
Total Financial Liabilities	642,601	1,137,534
Less: Cash and cash equivalents and investments	(177,512)	(303,478)
Net liability	465,089	834,056
Total shareholder’s equity	1,173,606	966,882
Index of indebtedness	39.63%	86.26%

The financial assets are within the category of other collectibles and the financial liabilities within other financial liabilities amortized.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level in accordance with the following hierarchy of fair value measurement:

-	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: data other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices).

-	Level 3: data on assets or liabilities that are not based on observable data in the market (i.e., unobservable information).

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 20 - FINANCIAL RISK MANAGEMENT (Contd.)

Financial instruments by category (Cont.)

The following table presents the Company's financial instruments:

	Note	12.31.2024	12.31.2023

		Millions of $
ASSETS
Financial assets at amortized cost
Trade receivables		103,237	110,332
Other receivables		70,299	52,483
Investments		67,476	117,542
Cash and cash equivalents		105,511	157,190
Total		346,523	437,547

	Note
LIABILITIES
Financial liabilities at amortized cost
Provisions and other charges		48,371	44,628
Borrowings		640,147	1,102,446
Trade accounts payable		111,082	119,585
Total		799,600	1,266,659

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the corresponding actual results. The estimates and judgments that have a significant risk to causing a material adjustment to the carrying value of the assets and liabilities within the next financial year are addressed below.

Income Taxes:

The Company is subject to income tax. A high level of judgment is required to determine the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the current and deferred income tax in the year in which such determination is made.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 21 – ACCOUNTING ESTIMATES AND JUDGMENTS (Contd.)

Application of IFRIC 12:

The Company has carried out an integral implementation of the standards applicable to the accounting treatment of its concession and has determined that, among others, IFRIC 12 is applicable to the Company. It deals with its investments related to improvements and updates that will be made in relation to the obligation of the concession contract under the intangible assets model established by IFRIC 12. Consequently, all the amounts invested under the concession agreement have a direct correlation with the amount of the rates that the Company may charge each passenger or cargo service provider, and therefore, a direct correlation with the amount of income that the Company may generate.

As a result, the Company defines all the disbursements associated with the investments required under the concession contract as income generating activities since they ultimately provide future benefits, so that improvements and subsequent updates made to the concession are recognized as intangible assets with based on the principles of IFRIC 12. In addition, compliance with the investments committed by the Master Plans of Work are mandatory, as well as compliance with the maximum rate and, therefore, in case of breach of any of these obligations, the Company could be subject to sanctions and the concession could be revoked.

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS

The credit quality of the financial assets that are neither past due nor impaired can be assessed based on external credit ratings granted to the Society by external entities or through the historical information about counterparty default rates:

	2024	2023

	Millions of $
Clients
Group 1	305	605
Group 2	75,709	77,968
Group 3	27,223	31,759
Trade accounts receivable	103,237	110,332

Group 1 – New customers / related parties (less than 6 months of commercial relationship duration)

Group 2 – Existing customers / related parties (more than 6 months of commercial relationship duration) with no defaults in the past.

Group 3 – Existing customers / related parties (more than 6 months of commercial relationship duration) with some defaults in the past.

Note: None of the borrowings to related parties is past due nor impaired.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 22 – CREDIT QUALITY OF FINANCIAL ASSETS (Contd.)

Breakdown of financial assets date is as follows:

		Due dates					Without
Item	Past due	1st. Q	2nd. Q	3rd.Q	4th Q	Beyond 4th Q	established term	Total

	Millions of $
Trade receivables	38,081	55,288	513	-	-	-	-	93,882

NOTE 23 – CONTINGENCIES

The Company has contingent liabilities for litigations in respect of legal claims arising in the ordinary course of business.

It is not anticipated that any material liabilities will arise from the contingent liabilities other than those provided for:

Tax claims

Claims on Real State tax

Province of Cordoba

-  Main File No. 6174715: The General Revenue Service of Córdoba initiated a tax execution against the Company for property tax (FP 2014/10/20/30/40/50, 2015/10/20/30/40/50, 2016/10) for $ 7 million. The claim was answered opposing exceptions and citing the National State and the ORSNA as third parties. The seized embargo is for the sum of $ 9.6 million. The Company offered a surety insurance to replace the blocked measure. Both the citation of third parties and the substitution of the embargo were rejected by the court, for which reason such resolutions were appealed.

On August 6, 2018, we were notified of the rejection of the appeal for restitution filed against the rejection of subpoenas from third parties, and the request was made to the House to resolve the appeal filed in the subsidy, and the appeal against the rejection of substitution of the embargo. On May 8, 2019 we were notified of the rejections of the appeals for the replacement of embargo and subpoena of third parties. Appeal was filed on May 29, 2019. On March 11, 2020, the Company was notified of the rejection of the appeal. A direct appeal of complaint was filed against such resolution on June 23, 2020. On November 11, 2020, the company was notified of the resolution rejecting the direct appeal of complaint. The company decided not to appeal such resolution.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On the other hand, on October 9, 2020, the company was notified of the judgment of first instance that rejects the opposing exceptions in the answer to the claim and consequently, orders to carry out the tax execution. An appeal was filed against such judgment. Grievances will be expressed when the file is filed with the Appeals Chamber. On October 6, 2021, relevant grievances were filed. On August 12, 2022, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal such resolution. To date, the approved settlements have been paid, subtracting payment fees and incidental fees to be determined.

-  Main File No. 6426848: Claim for real estate taxes 20, 30, 40 and 50/2016, corresponding to real estate item No. 1101800000020. Amount claimed: $ 3.3 million corresponding to - Capital: $ 2.6 million, and surcharges (calculated on 06/22/2017) in the amount of $ 0.7 million. On December 11, 2017, the Company was notified of the tax enforcement claim. On February 1, 2018, the lawsuit was answered and exceptions were raised. On June 26, 2018, the request for substitution of embargo was rejected, which was appealed and submitted to the Chamber. The seized embargo is for the sum of $4.4 million. The attorney attorney's fees were regulated in the first instance in the amount of $0.2 million. The Chamber rejected the appeal regarding the substitution of the embargo through a resolution notified on November 19, 2019, for which an appeal for Cassation was filed on December 9, 2019. The Chamber rejected the Cassation appeal through a resolution notified on February 1, 2021, for which a direct appeal of complaint was filed on February 19, 2021. On May 17, 2021, the resolution was notified that rejects the direct appeal of complaint and declares well denied the Cassation appeal. The company decided not to file an extraordinary federal appeal before the Supreme Court of Justice of the Nation.

On the other hand, the request for subpoena of third parties was rejected, and was then appealed to the Chamber and its rejection was notified to the company on February 5, 2020. Against such rejection on February 28, 2020 an appeal was made, which was granted. However, on September 5, 2022, the company was notified of the resolution that declared the appeal inadmissible. The company decided not to appeal such resolution.

Regarding the substance of the matter, on December 12, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution.

-  Main File No. 6426849: Real Estate Tax claim 10 and 20/2017, corresponding to the real estate item No. 1101800000020. Amount claimed: $2 million corresponding to - Capital: $2 million and - Surcharges (calculated at 06/21/17)): $203 thousands.

On December 20, 2017, The Company was notified of the tax execution claim for the real estate tax. On February 1, 2018, demand was answered and exceptions were filed. On June 26, 2018, the request for substitution of attachment was rejected, which was appealed and submitted to the Chamber. The embargo is for the sum of $3 million. The fees of the tax attorney were regulated in this first instance in the amount of $0.1 million. The appeal on the replacement of embargo is still pending resolution.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On the other hand, the third-party subpoena request was rejected, which was appealed and the grievances were filed in the Chamber on August 5, 2019. On February 5, 2020, the Company was notified of the rejection of the appeal. Against such rejection, on February 28, 2020 a cassation appeal was filed. On December 18, 2020, the company was notified of the resolution rejecting the cassation appeal. On February 9, 2021 the direct appeal of the complaint was filed, which is pending resolution. On February 4, 2022, the company was notified of the resolution that denied said appeal. The company decided not to appeal such resolution.

Regarding the merits of the matter, on September 20, 2022, the company was notified of the first instance ruling that rejected the opposing exceptions. An appeal was filed against said resolution, which is pending resolution On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. The company decided not to appeal this resolution. The DGR has begun execution and on April 25, 2023, we were notified of the corresponding settlement, which has not yet been approved.

-  Main File No. 7223470: Real Estate Tax Claim, corresponding to fiscal periods 30/2017, 40/2017, 10/2018 and 20/2018. Amount claimed: $5 million. The embargo order was for the sum of $7 million (amount that includes amounts budgeted to respond for interest and costs of the process). On July 2, 2018, the tax execution request was notified, which was answered on August 3, 2018.

On August 9, 2018, it was decided to reject the summons of third parties, against such resolution an appeal for reconsideration was filed with an appeal in subsidy. On September 14, 2018, a resolution was issued denying the reconsideration appeal with subsidy appeal. Against such resolution, a direct appeal of complaint was filed. On April 8, 2019, the appeal filed was rejected and an appeal was filed on August 5, 2019.

On November 30, 2018, the court rejected the lien substitution. Against such resolution, an appeal was filed on February 7, 2019, the grievances being founded on April 12, 2019. On September 20, 2021, the Chamber's rejection of the request for substitution of the embargo was notified and against such resolution, an appeal was filed on October 18, 2021. On January 20, 2022, the resolution rejecting the appeal was notified. A direct complaint appeal was filed against said resolution, which is pending resolution.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution.

On December 22, 2023, the company was notified of the rejection of the appeal filed and the company decided not to challenge said decision.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

The DGR has begun execution and on October 2, 2023, we were notified of the corresponding settlement, which has not yet been approved.

- Main File. Nº 8296338: On July 15, 2019, the Company was notified of the demand for fiscal execution in the amount of $4 million corresponding to the fiscal periods 2018/30, 2018/40, 2019/01 and 2019/02. Likewise, an embargo for the amount of $ 6 million was locked. On August 9, 2019, the lawsuit was answered and the subpoena of third parties and the replacement of the seized embargo was requested. On August 21, 2019, a decision was issued rejecting the subpoena of third parties, against which an appeal l was filed with an appeal in subsidy. On August 12, 2022, the company was notified of the resolution that rejected the appeal, against which a direct appeal was filed for an appeal that was badly denied, which is pending resolution.

On October 21, 2019, the court rejected the request to replace the embargo, and that decision was appealed. On November 30, 2020, the company was notified of the rejection of the appeal.

Against said resolution, an appeal was filed on December 29, 2020, which is pending resolution. On July 7, 2021, the resolution that denied the appeal was notified. The DGR filed a request for clarification in relation to the resolution that denied the Cassation appeal. On October 6, 2021, the resolution of the request for clarification was notified and we filed the direct appeal of the complaint. On May 13, 2022, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge that decision.

Regarding the substance of the matter, on June 15, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which is pending resolution.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File. N ° 9660228: In December 2020, the Company became aware of an embargo for the sum of $ 13 million in a new tax execution initiated by the Córdoba DRG. The Company was notified of the lawsuit on March 19, 2021, which was answered on April 13, 2021 requesting the summons of obligated third parties and the substitution of the embargo for a surety bond.

On September 20, 2022, we were notified of the resolution by which the summons request to third parties is rejected. An appeal was filed against such rejection.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

On September 21, 2022, we were notified of the resolution rejecting the request to replace the embargo. An appeal was filed against such rejection.

On August 25, 2023, we were notified of the resolution by which samples of appeals regarding summons to third parties and replacement of the embargo were rejected. The company decided not to appeal said resolution.

As regards the merits of the matter, on December 2, 2024 we were notified of the decision rejecting the objections raised by the company. An appeal was filed against this rejection.

- Main File. N° 10523221: In the month of December 2021, the Company became aware of the seizure of an embargo for the sum of $29 million in a new fiscal execution initiated by the DGR of Córdoba. The Company has not yet been notified of the lawsuit. The Company was notified of the lawsuit on March 21, 2022, which was answered on April 12, 2022 requesting the summons of obligated third parties and the replacement of the seizure by surety insurance.

On August 11, 2022, the company was notified of the resolution by which the summons request to third parties was rejected. An appeal was filed against such rejection, which is pending resolution. On September 21, 2022, we were notified of the rejection of the appeal filed. Against such a rejection, a complaint was filed for an appeal that was incorrectly denied. On June 15, 2023, the company was notified of the resolution rejecting the appeal filed. It was decided not to challenge this decision.

Regarding the substance of the matter, on August 9, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against this resolution, which was rejected by means of the judgment notified on May 14, 2024. The company decided not to challenge this decision.

The DGR has begun execution and on October 2, 2023 we were notified of the corresponding settlement, which has not yet been approved.

- Main File N° 10863206: The Company was notified on June 3, 2022 of a new tax execution initiated by the DGR of Córdoba for the sum of $ 13 million, which was answered on June 28, 2022 requesting the summons of obligated third parties and the replacement of the embargo by surety insurance.

On December 29, 2022, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was rejected. Against such rejection, on March 20, 2023, a direct appeal was filed for an incorrectly denied appeal, which is pending resolution.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 23 – CONTINGENCIES (Contd.)

Claims on Real State tax (Contd.)

Province of Cordoba (Contd.)

Regarding the substance of the matter, on October 22, 2023, the company was notified of the first instance ruling rejecting the opposing exceptions. An appeal was filed against said resolution, which was rejected by resolution notified on August 8, 2024. The company decided not to challenge this decision.

- Main File. N° 11410450: In the month of November 2022, the Company became aware of the blockage of an embargo for the sum of $18 million in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on February 14, 2023, which was answered on March 9, 2023, requesting the summons of obligated third parties and the replacement of the embargo with surety insurance. On June 08 2023, we were notified of the extension of the lawsuit and of a new seizure order for $19 million.

On October 26, 2023, we were notified of the resolution rejecting the request to summon third parties. An appeal was filed against this resolution, which was declared inadmissible on December 26, 2023. The company decided not to challenge said decision.

As to the merits, on December 10, 2024, we were notified of the resolution rejecting the exceptions raised and the company appealed said decision.

- File No. 12877686: In May 2024, the Company became aware of the imposition of a seizure for $40 million in a new tax execution initiated by the DGR of Córdoba. The Company was notified of the lawsuit on June 14, 2024, which was answered on July 5, 2024, requesting the summons of obligated third parties and the replacement of the seizure with a surety bond.

Other tax proceedings

The Company received claims from certain municipal districts in connection with local fees and taxes, which, according to its legal advisors are unlikely to be successful.

Notes to the Separate Financial Statements

At December 31, 2024 presented in comparative format (Contd.)

NOTE 24 - CASH FLOW INFORMATION

Reconciliation of net debt:

In accordance with IAS 7, the following are the movements in net debt for the year that affect cash flow as part of the financing activities:

	Liabilities for financial leases at 1 year	bank borrowings after 1 year	Negotiable obligations at 1 year	Negotiable obligations after 1 year	Total
	Millions of $
Balances at the beginning	17,996	17,606	26,796	1,075,136	1,137,534
Cash flows	(14,185)	-	(94,490)	29,830	(78,845)
Exchange rate	2,496	1,712	27,730	(510,760)	(478,822)
Inflation adjustment	(8,649)	(9,050)	(36,013)	60,430	6,718
Other movements without cash	12,905	(10,268)	149,102	(95,723)	56,016
Net debt at 12.31.2024	10,563	-	73,125	558,913	642,601

NOTE 25 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

During 2025, the Company has made dividend payments for a total amount of U$S13,2 million ($14,122 million).

Beyond the aforementioned, no events and / or transactions have occurred after the end of the year that could significantly affect the equity and financial situation of the Company

“Free translation from de original in Spanish for publication in Argentina”

Independent auditor’s report

To the Shareholders, President and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Ciudad Autónoma de Buenos Aires

CUIT N° 30-69617058-0

Audit’s report on the separate financial statements

Opinion

We have audited the separate financial statements of Aeropuertos Argentina 2000 S.A. which comprise the separate statement of financial position as at December 31, 2024, and separate statement of comprehensive income, separate statement of changes in equity, and separate statement of cash flows for the year then ended, and the notes to the separate financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2024, and its separate comprehensive income and its separate cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). These standards were adopted as auditing standards in Argentina through Technical Resolution No. 32 of the Argentine Federation of Professional Councils for Economic Sciences (FACPCE), as approved by the International Auditing and Assurance Standards Council (IAASB for its acronym in English). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the separate financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the separate financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

“Free translation from de original in Spanish for publication in Argentina”

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Revenue Recognition – Accuracy of certain in Revenue Recognition non-aeronautical

As described in note 2.16. and note 3 to the separate financial statements, the Company receives revenue from the following activities: a) aeronautical services provided to users and air operators of the airports covered by the concession and b) non-aeronautical revenue, which is obtained mainly through the commercial activities carried out within the concessioned airports. Among the main non-aeronautical revenue are: revenue from use permits for the use of commercial spaces at airports, for which the Company receives revenue from leases based on a fixed and/or variable fee, and revenue from the exploitation of fiscal warehouses, among others.

In line with IFRS 15, the Company recognizes revenue when performance obligations are fulfilled and control of services is transferred, as well as when the amounts can be measured reliably. To calculate the value of the aforementioned revenue, numerous sources of information are used, which are maintained in different computer environments and automated processes that are susceptible to failures or errors in the proper functioning of each of the systems and/or in the exchange of information between them, as well as the manual intervention of some processes and controls. The effectiveness of the general internal control framework at a reasonable level of security related to the aforementioned systems and the revenue recognition process is essential to ensure the accuracy of transactions.

This is a key audit matter because it is necessary to evaluate, among other aspects, the organization and governance of information systems, controls over maintenance and development of applications, physical and logical security, and the use of said systems.

Audit procedures performed in relation to this key matter included, among others:

•      obtain an understanding and test the process carried out by the Company to process, authorize and recognize its revenue for use permits and those from the exploitation of fiscal deposits, as well as test the key controls associated with the recognition of revenue, including the information technology of the main systems involved in the processing of revenues;

•      inspection, on a selective basis, of contracts, as well as relevant communications with regulator that are related to revenue recognition for use permits and those from the exploitation of fiscal deposits;

•      we have performed substantive analytical procedures on revenue for use permits and those from the exploitation of fiscal deposits;

•      we have assessed the impact of these revenues for use permits and those from the exploitation of fiscal deposits and test, on a selective basis, accounting entries, through inspection of supporting documentation to confirm that they have been properly recorded;

•      evaluate the accounting policies disclosed in the separate financial statements with respect to the recognition of revenue for use permits and those from the exploitation of fiscal deposits.

2

“Free translation from de original in Spanish for publication in Argentina”

Other information

The other information comprises the Annual report. Board of Directors is responsible for the other information.

Our opinion on the separate financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Board of Directors and the Audit Committee for the separate financial statements

Board of Directors is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS Accounting Standards, and for such internal control as Board of Directors determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separated financial statements, Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

Auditor’s responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

3

“Free translation from de original in Spanish for publication in Argentina”

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Board of Directors.

•	Conclude on the appropriateness of Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the separate financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

4

“Free translation from de original in Spanish for publication in Argentina”

Report on compliance with current regulations

In compliance with current provisions, we inform that:

a)	The separate financial statements of Aeropuertos Argentina 2000 S.A. are pending to be settled in the book "Inventories and Balances";

b)	the separate financial statements of Aeropuertos Argentina 2000 S.A arise from accounting records kept in their formal aspects in accordance with legal regulations, which maintain the security and integrity conditions on the basis of which they were authorized by the Comisión Nacional de Valores;

c)	As of December 31, 2024, the debt accrued in favor of the Sistema Integrado Previsional Argentino by Aeropuertos Argentina 2000 S.A. arises from its accounting records and from the Company's liquidations amounted to $4,360,596,375.29, not being payable at that date;

d)	In accordance with what is required by Article 21, subsection b), Chapter III, Section VI, Title II of the regulations of the Comisión Nacional de Valores, we inform that the total fees for auditing and related services invoiced Airports Argentina 2000 SA in the year ended December 31, 2024 represent:

d.1) 95.52% of the total fees for services billed to Aeropuertos Argentina 2000 S.A. for all concepts in said exercise;

d.2) 97.76% of the total fees for auditing and related services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related companies in said year;

d.3) 91.35% of the total fees for services billed to Aeropuertos Argentina 2000 S.A., its controlling company, controlled and related for all concepts in said year;

Autonomous City of Buenos Aires, March 6, 2025.

PRICE WATERHOUSE & CO. S.R.L. by (Partner)
Juan Manuel Gallego Tinto

5

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294, subsection 5º of Law 19,550 and the article 62, subsection c) of the BYMA (Argentine Stock and Market) Regulations, we have conducted the review described in the third paragraph regarding the separate financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”), including the separate statement of financial position as of December 31, 2024, the separate statements of comprehensive income, of changes in equity and of cash flows for the period previously referred, and the notes to the separate financial statements, comprising a summary of the significant accounting policies and other explanatory information.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have considered the report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. S.R.L.), dated March 6, 2025, who states that it has been issued in accordance with the International Standards on Auditing (ISAs), which were adopted as review standards in Argentina by Technical Resolution No. 32 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), as approved by the International Auditing and Assurance Standards Board (IAASB).

The Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (“IFRS”) -adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (“CNV”) as approved by the International Accounting Standard Board (IASB)- and the internal control that the Board of Directors deems necessary to allow the preparation of separate financial statements free of material misstatement, due to fraud or error.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

The company has prepared its separate financial statements using IFRS, under the premise that the entity has the capacity to continue as a going concern.

In accordance with the provisions set forth in the article 4º, section III, chapter I, title XII of CNV’s Regulations, we consider appropriate the quality of the accounting and auditing policies of the issuer and the degree of objectivity and independence of the external auditor in exercise of his functions, based on the items listed hereunder:

(i)            the separate financial statements of the Company were issued in accordance with the IFRS, adopted by the FACPCE and the CNV. Consequently, the quality of the accounting and auditing policies is satisfactory insofar as it conforms to those principles; and

(ii)           Price Waterhouse & Co. S.R.L. is an international and locally recognized firm which provides auditing services to numerous companies, including those that carry out activities for which their auditors must have been previously approved by regulatory agencies, such as the CNV. Taking into consideration such circumstances, we consider that the firm of auditors has the degree of objectivity and independence required for the exercise of its work.

Based on our review, with the scope described above, we hereby inform that the separate financial statements of the Company as of December 31, 2024, consider all significant events and circumstances that are known to us, and regarding said documents we have no other observations to make.

Additionally, in accordance with existing legal provisions we inform that:

a)            the separate financial statements of the Company arise from the accounting records taken in their formal aspects in accordance with legal regulations, and maintain the conditions of security and integrity on the basis of which they were authorized by the CNV, except for the fact that they are pending to be copied in the book "Inventories and Balances";

b)            we have reviewed the Board of Directors’ annual report and have no observations to make as regards those matters that are within our competence; and

c)            in exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in article 294 of Law No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, March 6, 2025.

Patricio A. Martin

By Surveillance Committee